Schwab Bond Funds

Semiannual Report
February 28, 2005

Schwab YieldPlus Fund®

Schwab Short-Term
Bond Market Fund™

Schwab Total
Bond Market Fund™

Schwab GNMA Fund™

charles SCHWAB

Four smart, cost-effective ways investors can use bonds in an asset allocation strategy.

In this report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I am a big fan of mutual funds and have been throughout my 40-year career. During this time, I've watched the mutual fund market grow, with investors today having nearly 17,000 funds from which to choose.

I also have advocated the need to take a long-term view of investing, as well as the importance of developing and maintaining an asset allocation plan. I continue to believe that mutual funds are excellent vehicles to help you build a diversified portfolio in keeping with your goals. More specifically, bond funds can fill the fixed income portion of your asset allocation plan while helping to cushion the impact of more volatile asset classes.

We have developed Schwab bond funds that are designed to deliver both performance and value. We are especially pleased with the top ten percent performance of our Schwab YieldPlus Fund® for the year ended February 28, 2005 (Source: Lipper Ultra Short Funds, Select Shares #4 and Investor Shares #7 out of 70 funds; rankings for the 3-year period were, respectively, #1 and #3 out of 45 funds; rankings for the 5-year period were, respectively, #7 and #9 out of 31 funds).[1] With a target duration of just under a year, this fund is designed for your longer-term cash holdings.

As to value, I'd like to remind you that many of the Schwab Funds®, including the Schwab YieldPlus Fund, offer Select Shares®, a share class that carries lower expenses in exchange for higher investment minimums.

In closing, I want to remind you that our commitment to our shareholders will not change. Thank you for investing with us.

Sincerely,

Charles Schwab

[1] Additional performance information is provided on page 7.

Management's Discussion for the six months ended February 28, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

In terms of new products, we recently introduced two new tax-free bond funds: Schwab Tax-Free YieldPlus Fund™ and Schwab California Tax-Free YieldPlus Fund™. These funds are designed to help you get more from your long-term cash investments. In response to growing investor concern over the federal alternative minimum tax (AMT), neither of these two funds has invested in securities that generate income subject to AMT.

I'm also happy to announce that Schwab Funds has launched another equity fund. The Schwab Premier Equity Fund™ is the newest addition to the actively managed Schwab Funds that use Schwab Equity Ratings®.

To reiterate what Chuck Schwab said about providing great value to our shareholders, our two new funds—the Schwab Tax-Free YieldPlus Fund and the Schwab California Tax-Free YieldPlus Fund—as well as the Schwab YieldPlus Fund® and the Schwab GNMA Fund™ offer Select Shares®.

I speak for all of Schwab Funds, when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can always trust to watch out for their best interests.

I continue to look for more ways to offer you relevant choices and value. Your trust is very important to us, and I will do all I can to maintain that trust. Thank you for investing in Schwab Funds.

Sincerely,



Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Kim Daifotis, CFA, at right, a senior vice president and chief investment officer, fixed-income, of the investment adviser, has overall responsibility for management of the funds. He joined the firm in 1997, and has worked in fixed-income asset management and research since 1982.

Michael Shearer, PhD, at left, a vice-president and senior portfolio manager, has day-to-day responsibility for management of the funds. Prior to joining the firm in 2003, he worked for more than 10 years in the financial industry as a portfolio manager and quantitative analyst/strategist.

Matthew Hastings, CFA, in center, a director and portfolio manager, has day-to-day co-management responsibility for the funds. He joined the firm in 1999 and has worked in fixed-income and asset management since 1996.

The Investment Environment and the Funds

Oil prices hit highs never seen before, the Federal Reserve raised short-term interest rates to curb inflationary pressures, and GDP showed impressive growth. As expected in this type of economic environment, short/intermediate bonds went up in yield and down in price. What wasn't expected was how little these events affected long-term bonds, which traded in a narrow range throughout the six-month report period.

Early in the period, investors were heartened when oil prices dipped and major summer events—both political conventions and the Olympics in Greece—went off without any terrorism. Unfortunately, the brief respite in oil prices was short-lived. Strengthening global demand for oil, particularly in the Pacific Rim, and supply constraints in the wake of the Florida hurricanes, drove crude prices to record highs, above $50 per barrel in late October. After that crude prices backed off to the mid-$40 range, as supply concerns dissipated, but then spiked upwards again in mid-February.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path. The caution surrounding the economic outlook and geopolitical environment began to dissipate just prior to the beginning of the report period and firms, unable to continue boosting productivity by restraining hiring, added more than two million new jobs during 2004. Moreover, many leading

Yield Curve: Average Yields of AAA Securities of Seven Maturities



■ As of 9/1/04   ■ As of 2/28/05

The yield curve flattened during the period. Short and intermediate rates increased, as the Fed continued to tighten.

This chart shows where yields stood at the beginning of the report period and at the end of the period. For debt securities of comparable quality, those with longer maturities typically pay higher interest rates, in part because they are presumed to carry higher risk.

Data source: Bloomberg L.P.

Amid signs of solidly expanding output and improved hiring, the Fed began to take the Fed funds rate higher.

indicators, such as the Institute for Supply Management's business activity surveys suggested further improvement, while continuing claims for unemployment benefits remained near cyclical lows.

Consumer sentiment rebounded, the labor market continued to sustain consumer spending, and corporate liquidity remained positive. Though some adverse effects of high oil and commodity prices earlier in the year may have hampered growth and stirred inflationary pressures, strong productivity growth and slack in the economy have thus far kept a lid on inflation.

Amid signs of solidly expanding output and improved hiring, the Fed began to take the Fed funds rate higher. The rate was raised in June and August, as well as another four times since then, ending the report period at a still-moderate 2.50%. The moves have had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the increases began.

The Fed's action led investors to expect that rates would continue to rise, causing the yield curve to flatten considerably at the front end: the 2-year Treasury Note increased about 1.20% during the period, while the 10-year Treasury Note declined about 0.26%. Fed chief Alan Greenspan called it a conundrum as to why in this type of economy longer rates on bond yields haven't gone up more. Other experts suggested that the slight inflation we're seeing remains contained, and the Fed won't let it get out of control.

Yields of U.S. Treasury Securities: Effective Yields of Two- and Ten-Year Treasurys

Yields rose over the report period for both the 2- and 10-year Treasury Notes. During the period the spread between the 2- and 10-year Treasury Notes narrowed, as the 2-year increased more than the 10-year.

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.



Performance at a Glance

Total return for the six months ended 2/28/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab YieldPlus Fund®

Investor Shares	**1.15%**
Select Shares®	**1.33%**
Benchmark	**0.37%**
Fund Category[1]	**0.84%**

Performance Details . . . . . pages 7-8

Schwab Short-Term Bond Market Fund™	**-0.02%**
Benchmark	**-0.25%**
Fund Category[1]	**0.25%**

Performance Details . . . . page 10

Schwab Total Bond Market Fund™	**1.40%**
Benchmark	**1.26%**
Fund Category[1]	**1.34%**

Performance Details . . . . page 12

Schwab GNMA Fund™

Investor Shares	**1.34%**
Select Shares	**1.44%**
Benchmark	**1.67%**
Fund Category[1]	**0.83%**

Performance Details . . . pages 14-15

In the taxable portion of the bond market, spreads on investment grade corporate bonds remained narrow, suggesting that investors continued to be confident as corporate balance sheets remained flush with cash. Also of note is that the yield curve continued its flattening trend, with rates rising at the short end on prospects for more rate hikes. Generally speaking, a flattening trend in the yield curve suggests that the Fed will continue to raise rates to contain inflation.

Within this economic scenario, there were several unknowns, including the escalating price of oil, variable monthly employment numbers, and the direction that interest rates would take. We were of the opinion that interest rates would move higher and we managed our portfolios accordingly.

This strategy worked, with the best performing sectors commodity-based, including basic materials, metals and mining. Fortunately, we avoided the worst performing sectors, such as automotive and insurance, the latter of which continued to suffer from regulatory inquiries. Also, credit-quality spreads remained extremely narrow, with lower-quality paper outperforming their higher-quality cohorts on a total-return basis.

The Schwab YieldPlus Fund was positioned for a continued economic expansion and performed very well, beating both its benchmark and category-average. The fund was heavily invested in medium-to-higher-quality corporate bonds issued by companies expected to outperform during this type of economy. The portfolio also carried a sizable investment in floating-rate securities and asset-backed securities, particularly home equity loans. The portfolio held a smaller weighting in both mortgage-backed and government securities. During the report period, the fund continued to add mortgage-backed securities and reduced exposure in selected lower-quality corporate and asset-backed sectors.

The fund was generally positioned to defend against interest rate increases during the period by staying close to the short end of its duration range. This caused the fund's NAV to remain relatively stable during the period.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[1] Source for category information: Morningstar, Inc.

Spreads on investment grade corporate bonds remained narrow, suggesting that investors continued to be confident as corporate balance sheets remained flush with cash.

The Schwab Short-Term Bond Market Fund and the Schwab Total Bond Market Fund were positioned to take advantage of an expanding economy. Both funds outperformed their respective benchmarks, the Lehman Brothers Mutual Fund Short U.S. Government/Credit Index and the Lehman Brothers Aggregate Bond Index, for the six-month period. The Total Bond Fund also beat its category average. The funds had a significant holding in floating-rate securities, which benefit from rising interest rates as they allow us the opportunity to capture a rise in market rates. The funds also benefited from our focus on shorter, lower-quality corporate bonds, and in the mortgage- and asset-backed sectors.

The Schwab GNMA Fund also reported positive returns for the period. Although the fund slightly lagged its benchmark, the Lehman Brothers GNMA Index, it beat the category average. The fund was managed conservatively because we were uncomfortable with the leverage in the U.S. housing market for several reasons. First, some new (primarily adjustable-rate) mortgage products, have lowered monthly payments, which ultimately could push up home prices. In addition, many borrowers have increased the size of their loans by paying off other debt. The combination of these two factors working together introduced the potential for weakness to appear in the housing market. In this type of market, we shortened the portfolio's duration and the spread duration, effectively reducing our exposure to the GNMA market.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.



Yields of U.S. Treasury Securities: Effective Yields of Three-Month and Two-Year Treasurys

Yields on both the 3-month and the 2-year increased as the Fed continued to raise rates.

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.

Schwab YieldPlus Fund®

Investor Shares Performance as of 2/28/05

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

- Fund: **Investor Shares**
- Benchmark: **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**
- Fund Category: **Morningstar Ultrashort Bond**



	6 Months	1 Year	5 Years	Since Inception (10/1/99)
Fund	1.15%	2.09%	3.76%	3.93%
Benchmark	0.37%	0.77%	3.55%	3.61%
Fund Category	0.84%	1.15%	3.51%	3.62%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

- $12,324 **Investor Shares**
- $12,119 **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 2/28/05

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**
■ Benchmark: **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**
■ Fund Category: **Morningstar Ultrashort Bond**



	6 Months	1 Year	5 Years	Since Inception (10/1/99)
Fund: Select Shares	1.33%	2.34%	3.91%	4.09%
Benchmark	0.37%	0.77%	3.55%	3.61%
Fund Category	0.84%	1.15%	3.51%	3.62%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $62,120 **Select Shares**
■ $60,595 **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/05

Statistics	
Number of Holdings	598
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	Medium
30-Day SEC Yield[2]	
Investor Shares	3.28%
Select Shares	3.43%
12-Month Distribution Yield[2]	
Investor Shares	2.58%
Select Shares	2.73%
Weighted Average Maturity	0.5 yrs
Weighted Average Duration	0.5 yrs
Weighted Average Credit Quality	A
Portfolio Turnover Rate[3]	40%
Minimum Initial Investment	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 46.1% **Corporate Bonds**
- 30.0% **Asset-Backed Obligations**
- 15.5% **Mortgage-Backed Securities**
- 5.7% **Preferred Stock**
- 2.5% **Commercial Paper & Other Corporate Obligations**
- 0.2% **Municipal Bonds**

By Credit Quality[4]



- 19.7% **AAA**
- 17.9% **AA**
- 29.4% **A**
- 19.3% **BBB**
- 9.6% **BB**
- 0.5% **B**
- 0.1% **CCC**
- 3.5% **Short-Term Ratings or Unrated Securities**

By Maturity



- 68.0% **0-6 Months**
- 15.6% **7-18 Month**
- 9.8% **19-30 Months**
- 6.6% **More than 30 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/05, and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Not annualized.

[4] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Short-Term Bond Market Fund™

Performance as of 2/28/05

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund with its benchmark indices and Morningstar category.

■ **Fund**

■ Benchmark—Blended: **Lehman Brothers Short (1-3 Year) U.S. Government Bond Index** and **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**

■ Benchmark—Current: **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**

☐ Fund Category: **Morningstar Short-Term Bond**



The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark indices.



■ $17,129 **Fund**

■ $17,886 **Lehman Brothers Short (1-3 Year) U.S. Government Bond Index** and **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**

■ $18,138 **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The fund changed its benchmark on 2/28/98, when it changed from being a government bond fund to its current strategy. Benchmark performance shown here is the Lehman Brothers Short (1–3 Year) U.S. Government Bond Index from fund inception through 2/28/98 and the Lehman Brothers Mutual Fund Short (1–5 Year) U.S. Government/Credit Index from 3/1/98 through the end of the report period. Benchmark performance for the one- and five-year periods is the Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index. Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/05

Statistics

Number of Holdings	139
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	3.47%
30-Day SEC Yield–No Waiver[3]	3.46%
12-Month Distribution Yield[2]	2.71%
Weighted Average Maturity	2.5 yrs
Weighted Average Duration	2.4 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate[4]	56%
Minimum Initial Investment	$2,500
($1,000 for retirement and custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



48.1%	U.S. Government Securities
23.4%	Corporate Bonds
16.8%	Mortgage-Backed Securities
8.9%	Asset-Backed Obligations
2.2%	Preferred Stock
0.4%	Commercial Paper & Other Corporate Obligations
0.2%	Other Investment Companies

By Credit Quality[5]



69.9%	AAA
5.1%	AA
9.2%	A
10.3%	BBB
4.6%	BB
0.3%	B
0.6%	Short-Term Ratings or Unrated Securities

By Maturity



15.9%	**0-6 Months**
13.2%	**7-18 Month**
27.1%	**19-30 Months**
43.8%	**More than 30 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/05 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] Not annualized.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Total Bond Market Fund™

Performance as of 2/28/05

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund with its benchmark indices and Morningstar category.

- ■ **Fund**
- ■ Benchmark—Blended: **Lehman Brothers General U.S. Government Bond Index** and **Lehman Brothers U.S. Aggregate Bond Index**
- ■ Benchmark—Current: **Lehman Brothers U.S. Aggregate Bond Index**
- □ Fund Category: **Morningstar Intermediate-Term Bond**



The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark indices.

- ■ $19,833 **Fund**
- ■ $20,023 **Lehman Brothers General U.S. Government Bond Index** and **Lehman Brothers U.S. Aggregate Bond Index**
- ■ $20,156 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The fund changed its benchmark on 2/28/98, when it changed from being a government bond fund to its current strategy. Benchmark performance shown here is the Lehman Brothers General U.S. Government Bond Index from fund inception through 2/28/98 and the Lehman Brothers U.S. Aggregate Bond Index from 3/1/98 through the end of the report period. Benchmark performance for the one- and five-year periods is the Lehman Brothers U.S. Aggregate Bond Index. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Total Bond Market Fund

Fund Facts as of 2/28/05

Statistics

Number of Holdings	292
Style Assessment[1]	
Interest Rate Sensitivity	Medium
Credit Quality	High
30-Day SEC Yield[2]	3.62%
12-Month Distribution Yield[2]	3.24%
Weighted Average Maturity	4.9 yrs
Weighted Average Duration	4.2 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate[3]	111%
Minimum Initial Investment	$2,500
($1,000 for retirement and custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 32.9% **Mortgage-Backed Securities**
- 21.1% **U.S. Government Securities**
- 18.3% **Corporate Bonds**
- 17.3% **Asset-Backed Obligations**
- 8.1% **Commercial Paper & Other Corporate Obligations**
- 2.2% **Preferred Stock**
- 0.1% **Other Investment Companies**

By Credit Quality[4]



- 66.4% **AAA**
- 4.8% **AA**
- 9.1% **A**
- 8.1% **BBB**
- 3.7% **BB**
- 0.3% **B**
- 7.6% **Short-Term Ratings or Unrated Securities**

By Maturity



- 30.0% **0-1 Year**
- 60.1% **2-10 Years**
- 4.4% **11-20 Years**
- 5.5% **21-30 Years**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/05 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Not annualized.

[4] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab GNMA Fund™

Investor Shares Performance as of 2/28/05

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**
■ Benchmark: **Lehman Brothers GNMA Index**
■ Fund Category: **Morningstar Intermediate Government**



	6 Months	1 Year	Since Inception (3/3/03)
Fund: Investor Shares	1.34%	2.39%	2.28%
Benchmark: Lehman Brothers GNMA Index	1.67%	3.40%	3.32%
Fund Category: Morningstar Intermediate Government	0.83%	1.65%	2.13%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

■ $10,463 **Investor Shares**
■ $10,678 **Lehman Brothers GNMA Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 2/28/05

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**
■ Benchmark: **Lehman Brothers GNMA Index**
■ Fund Category: **Morningstar Intermediate Government**



	6 Months	1 Year	Since Inception (3/3/03)
Fund	1.44%	2.58%	2.40%
Benchmark	1.67%	3.40%	3.32%
Fund Category	0.83%	1.65%	2.13%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $52,435 **Select Shares**
■ $53,388 **Lehman Brothers GNMA Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/05

Statistics	
Number of Holdings	80
Style Assessment[1]	
Interest Rate Sensitivity	Medium
Credit Quality	High
30-Day SEC Yield[2]	
Investor Shares	4.38%
Select Shares	4.57%
30-Day SEC Yield–No Waiver[3]	
Investor Shares	4.08%
Select Shares	4.23%
12-Month Distribution Yield[2]	
Investor Shares	3.70%
Select Shares	3.89%
Weighted Average Maturity	3.4 yrs
Weighted Average Duration	2.6 yrs
Weighted Average Credit Quality	AAA
Portfolio Turnover Rate[4]	73%
Minimum Initial Investment	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 90.0% **Mortgage-Backed Securities**
- 4.1% **Asset-Backed Obligations**
- 3.1% **U.S. Government Securities**
- 1.8% **Commercial Paper & Other Corporate Obligations**
- 1.0% **Other Investment Companies**

By Credit Quality[5]



- 93.0% **AAA**
- 3.7% **A**
- 0.4% **BBB**
- 2.9% **Short-Term Ratings or Unrated Securities**

By Maturity



- 6.3% **0-6 Months**
- 1.6% **7-18 Month**
- 10.8% **19-30 Months**
- 81.3% **More than 30 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/05 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] Not annualized.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Fund Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning September 1, 2004 and held through February 28, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 9/1/04	Ending Account Value (Net of Expenses) at 2/28/05	Expenses Paid During Period[2] 9/1/04–2/28/05
Schwab YieldPlus Fund®				
Investor Shares				
Actual Return	0.59%	$1,000	$1,011.50	$2.94
Hypothetical 5% Return	0.59%	$1,000	$1,021.87	$2.96
Select Shares®				
Actual Return	0.44%	$1,000	$1,013.30	$2.20
Hypothetical 5% Return	0.44%	$1,000	$1,022.61	$2.21
Schwab Short-Term Bond Market Fund™				
Actual Return	0.55%	$1,000	$999.80	$2.73
Hypothetical 5% Return	0.55%	$1,000	$1,022.07	$2.76
Schwab Total Bond Market Fund™				
Actual Return	0.54%	$1,000	$1,014.00	$2.70
Hypothetical 5% Return	0.54%	$1,000	$1,022.12	$2.71
Schwab GNMA Fund™				
Investor Shares				
Actual Return	0.74%	$1,000	$1,013.40	$3.69
Hypothetical 5% Return	0.74%	$1,000	$1,021.13	$3.71
Select Shares				
Actual Return	0.55%	$1,000	$1,014.40	$2.75
Hypothetical 5% Return	0.55%	$1,000	$1,022.07	$2.76

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab YieldPlus Fund®

Financial Statements

Financial Highlights

Investor Shares	9/1/04–2/28/05*	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	10/1/99[1]–8/31/00
Per-Share Data ($)						
Net asset value at beginning of period	9.71	9.70	9.75	10.00	9.92	10.00
Income from investment operations:						
Net investment income	0.13	0.24	0.30	0.42	0.62	0.61
Net realized and unrealized gains or losses	(0.02)	0.01	(0.02)	(0.23)	0.08	(0.08)
Total income from investment operations	0.11	0.25	0.28	0.19	0.70	0.53
Less distributions:						
Dividends from net investment income	(0.13)	(0.24)	(0.33)	(0.44)	(0.62)	(0.61)
Net asset value at end of period	9.69	9.71	9.70	9.75	10.00	9.92
Total return (%)	1.15[2]	2.63	2.95	1.89	7.33	5.44[2]
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.59[3]	0.59	0.59	0.55	0.55	0.56[3,4]
Gross operating expenses	0.59[3]	0.59	0.59	0.62	0.71	0.80[3]
Net investment income	2.62[3]	2.43	3.08	4.36	6.03	6.72[3]
Portfolio turnover rate	40[2]	89	109	42	106	81[2]
Net assets, end of period ($ x 1,000,000)	775	639	410	392	185	53

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.55% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	9/1/04– 2/28/05*	9/1/03– 8/31/04	9/1/02– 8/31/03	9/1/01– 8/31/02	9/1/00– 8/31/01	10/1/99[1]– 8/31/00
Per-Share Data ($)						
Net asset value at beginning of period	9.70	9.70	9.75	10.00	9.92	10.00
Income from investment operations:						
Net investment income	0.14	0.25	0.32	0.44	0.64	0.62
Net realized and unrealized gains or losses	(0.01)	0.01	(0.02)	(0.24)	0.08	(0.08)
Total income from investment operations	0.13	0.26	0.30	0.20	0.72	0.54
Less distributions:						
Dividends from net investment income	(0.14)	(0.26)	(0.35)	(0.45)	(0.64)	(0.62)
Net asset value at end of period	9.69	9.70	9.70	9.75	10.00	9.92
Total return (%)	1.33[2]	2.67	3.10	2.04	7.50	5.58[2]
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.44[3]	0.45	0.44	0.40	0.40	0.41[3,4]
Gross operating expenses	0.44[3]	0.45	0.44	0.47	0.56	0.65[3]
Net investment income	2.77[3]	2.57	3.23	4.52	6.18	6.88[3]
Portfolio turnover rate	40[2]	89	109	42	106	81[2]
Net assets, end of period ($ x 1,000,000)	4,109	3,030	1,476	1,443	772	219

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.40% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of February 28, 2005, unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http:/www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

▲ Delayed-delivery security

▸ Variable-rate security

▮ Callable security

■ All or a portion of this security is held as collateral for futures contracts and delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
46.7%	Corporate Bonds	2,276,174	2,280,393
30.4%	Asset-Backed Obligations	1,474,917	1,481,948
15.6%	Mortgage-Backed Securities	766,783	763,606
0.2%	Municipal Bonds	9,523	9,510
0.0%	U.S. Government Securities	1,044	1,044
2.6%	Commercial Paper & Other Corporate Obligations	125,821	125,821
5.8%	Preferred Stock	284,583	283,614
0.0%	Other Investment Companies	172	172
101.3%	Total Investments	4,939,017	4,946,108
(1.3)%	Other Assets and Liabilities		(62,913)
100.0%	Net Assets		4,883,195

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Corporate Bonds 46.7% of net assets		
Finance 22.3%		
Banking 13.5%		
AB Spintab, 144A		
▸■ 2.17%, 04/30/05	6,500	6,499
■▮ 7.50%, 08/14/49	2,100	2,204
▸■ Artesia Overseas, Ltd.		
3.62%, 05/25/05	10,000	10,150
■▮ BBVA Bancomer Capital Trust I, 144A		
10.50%, 02/16/11	24,900	26,550
▸■ BNP Paribas		
2.54%, 03/21/05	42,700	42,649

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▸ Countrywide Home Loan		
2.98%, 08/26/05	17,000	17,002
■▮ Cullen/ Frost Capital Trust II		
3.95%, 03/01/05	13,000	13,414
■▮ Deutsche Bank Capital Trust, 144A		
Class B		
3.97%, 03/30/05	48,400	48,645
▸ Doral Financial Corp.		
3.50%, 04/20/05	30,035	30,035
■▮ Emigrant Capital Trust I, 144A		
4.95%, 03/10/05	18,920	18,857
▮ Fifth Third Bank		
7.75%, 08/15/10	5,000	5,086

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗▮ **Fleet Capital Trust V**		
3.51%, 03/18/05	42,300	42,228
◗ **HSBC USA, Inc.**		
2.59%, 03/21/05	35,000	35,045
◗ **Intesa Bank Overseas Ltd.**		
3.41%, 04/04/05	31,000	31,144
◗ **JP Morgan Chase & Co.**		
2.56%, 03/14/05	25,000	25,033
■ **Koram Bank**		
5.64%, 09/26/12	25,300	26,117
◗ **Nationwide Building Society, 144A**		
2.59%, 03/11/05	40,000	40,078
◗▮ **RBS Capital Trust IV**		
2.77%, 03/30/05	39,800	40,554
◗▮ **Republic New York Corp.**		
3.19%, 08/01/05	44,700	44,219
Santander Financial Issuances		
◗▮ 3.66%, 03/16/05	17,750	17,697
◗▮ 2.14%, 04/26/05	29,000	28,927
◗▮ **Societe Generale**		
2.26%, 04/21/05	28,000	28,273
◗ **Sovereign Bancorp.**		
3.20%, 05/26/05	16,000	16,011
▮ **Wachovia Bank N.A.**		
7.70%, 08/01/10	2,775	2,816
◗ **Wachovia Corp.**		
2.77%, 04/22/05	30,000	30,034
Wells Fargo & Co.		
◗ 2.59%, 03/23/05	15,950	15,965
◗ 2.03%, 03/28/05	15,000	15,012
		660,244
Brokerage 4.0%		
◗▮ **Credit Suisse Financial Products**		
3.19%, 03/07/05	20,770	20,810
Goldman Sachs Group, Inc.		
◗ 2.08%, 03/30/05	39,600	39,641
◗ 2.69%, 04/05/05	40,000	40,021
◗ **Lehman Brothers Holdings**		
2.79%, 04/20/05	25,715	25,749
◗ **Morgan Stanley**		
2.90%, 05/09/05	70,000	70,083
		196,304
Finance Companies 2.3%		
Capital One Financial		
4.74%, 05/17/07	3,950	3,992
Countrywide Home Loan		
◗ 2.09%, 03/29/05	45,000	45,020
◗ 2.78%, 04/29/05	24,500	24,493
◗ **General Electric Capital Corp.**		
2.44%, 03/08/05	24,750	24,758
◗ **International Lease Finance Corp.**		
3.06%, 04/15/05	14,850	14,921
		113,184
Insurance 1.0%		
◗▮ **AXA**		
2.40%, 03/03/05	14,800	14,847
◗ **Genworth Financial, Inc.**		
2.64%, 03/15/05	15,000	15,014
◗ **Marsh & McLennan Cos., Inc.**		
2.77%, 04/13/05	9,900	9,801
◗▮ **Twin Reefs Pass-Through, Section 3c7, 144A**		
3.59%, 03/10/05	11,200	11,265
		50,927
Real Estate Investment Trust 1.5%		
◗▮ **Duke Realty Corp.**		
2.78%, 06/22/05	16,200	16,205
Istar Financial, Inc.		
▲◗ 3.26%, 03/01/05	6,950	6,967
◗ Series B		
3.72%, 03/14/05	25,575	26,065
◗ **Westfield Capital Corp., 144A**		
3.05%, 05/02/05	23,400	23,443
		72,680
Industrial 18.7%		
Basic Industry 1.1%		
FMC Corp.		
▮ 10.25%, 11/01/09	14,875	16,920
Series A		
6.75%, 05/05/05	1,600	1,612
■ **Methanex Corp.**		
7.75%, 08/15/05	16,335	16,662
Temple - Inland, Inc.		
5.00%, 05/17/07	9,900	10,019

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▮ **Westlake Chemical Corp.**		
8.75%, 07/15/11	4,950	5,544
		50,757
Capital Goods 0.5%		
Ball Corp.		
7.75%, 08/01/06	12,719	13,355
◗▮ **Bombardier Capital, Inc., 144A**		
4.92%, 03/30/05	9,955	9,934
		23,289
Communications 5.3%		
◗ **America Movil SA de CV, 144A**		
3.33%, 04/27/05	31,500	31,673
◗ **BellSouth Corp.**		
2.92%, 05/16/05	19,900	19,913
◗ **Cox Communications, Inc., 144A**		
3.04%, 03/14/05	24,900	25,065
▮■ **Directv Holdings/Finance**		
8.38%, 03/15/13	8,000	9,080
Echostar DBS Corp.		
◗▮ 5.26%, 04/01/05	6,750	6,986
▮■ 9.13%, 01/15/09	16,177	17,572
◗▮ **Intelsat Bermuda Ltd., 144A**		
7.79%, 07/15/05	9,250	9,551
■ **Rogers Cable Systems, Ltd.**		
Series B		
10.00%, 03/15/05	22,577	22,803
◗▮ **Rogers Wireless, Inc.**		
5.53%, 03/15/05	2,990	3,169
▮■ **TCI Communications Financing III**		
9.65%, 03/31/27	23,310	26,646
▮■ **Telecorp PCS, Inc.**		
10.63%, 07/15/10	9,556	10,301
■ **Telefonos de Mexico SA**		
8.25%, 01/26/06	19,000	19,816
◗ **Verizon Wireless Capital, 144A**		
2.93%, 05/23/05	52,590	52,591
◗▮ **WMG Holdings Corp., 144A**		
6.91%, 03/15/05	5,000	5,075
		260,241
Consumer Cyclical 7.0%		
■ **Autonation, Inc.**		
9.00%, 08/01/08	11,550	13,109
▮■ **Boyd Gaming Corp.**		
9.25%, 08/01/09	8,367	8,974
Caesars Entertainment, Inc.		
■ 8.50%, 11/15/06	10,800	11,596
9.38%, 02/15/07	5,000	5,475
Centex Corp.		
9.75%, 06/15/05	8,400	8,532
◗ Series D		
4.71%, 04/11/05	14,925	15,306
Cummins, Inc.		
6.45%, 03/01/05	1,700	1,700
▮ 9.50%, 12/01/10	17,485	19,692
D. R. Horton, Inc.		
9.38%, 03/15/11	19,725	21,596
8.50%, 04/15/12	12,125	13,514
◗ **Daimler-Chrysler, N.A. Holdings**		
2.94%, 03/10/05	25,140	25,297
◗ **Ford Motor Credit Co.**		
3.75%, 05/16/05	10,000	10,023
General Motors Acceptance Corp.		
◗▮ 1.50%, 03/15/05	500	494
◗ 3.70%, 05/18/05	14,950	14,958
General Motors Acceptance Corp.		
2.41%, 10/20/05	19,950	20,041
■ **Hyatt Equities, L.L.C., 144A**		
6.88%, 06/15/07	1,295	1,345
▮ **KB Homes**		
9.50%, 02/15/11	14,040	15,366
◗▮ **Lennar Corp.**		
Series B		
3.26%, 03/21/05	22,875	22,989
▮■ **Lennar Corp., 144A**		
Series B		
9.95%, 05/01/10	3,452	3,657
■ **Mandalay Resort Group**		
6.45%, 02/01/06	13,685	14,027
MGM Mirage, Inc.		
7.25%, 10/15/06	6,500	6,809
■ 6.75%, 08/01/07	6,000	6,300
6.75%, 02/01/08	300	315

	Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■	**Royal Caribbean Cruises**		
	6.75%, 03/15/08	4,255	4,553
	Ryland Group, Inc.		
▮■	9.75%, 09/01/10	2,800	2,987
▮■	9.13%, 06/15/11	21,362	23,505
▮■	**Standard Pacific Corp.**		
	9.50%, 09/15/10	13,860	14,917
■	**Starwood Hotel Resorts**		
	7.38%, 05/01/07	6,000	6,405
	Toll Corp.		
▮■	8.00%, 05/01/09	5,800	6,032
▮■	8.25%, 02/01/11	22,735	24,582
			344,096
	Consumer Non-Cyclical 2.1%		
■	**Altria Group, Inc.**		
	7.00%, 07/15/05	19,870	20,119
■	**Bausch & Lomb, Inc.**		
	6.50%, 08/01/05	27,205	27,571
◗	**Clorox Co., 144A**		
	2.54%, 03/14/05	14,900	14,913
◗	**Evangelical Lutheran Good Samaritan Society**		
	3.42%, 05/24/05	19,800	19,815
■	**HCA, Inc.**		
	6.91%, 06/15/05	5,000	5,069
◗▮	**Stater Brothers Holdings**		
	5.99%, 03/15/05	12,950	13,371
			100,858
	Energy 0.7%		
▮■	**Husky Oil Ltd.**		
	8.90%, 08/15/28	10,301	11,568
▮■	**Pogo Producing Co.**		
	Series B		
	8.25%, 04/15/11	22,156	23,818
			35,386
	Technology 0.3%		
◗▮	**Freescale Semiconductor, 144A**		
	5.41%, 04/15/05	11,900	**12,480**
	Transportation 1.7%		
◗	**CSX Corp.**		
	3.05%, 08/03/06	29,860	29,889
◗	**Fedex Corp.**		
	2.84%, 04/01/05	22,500	22,498

	Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
	Hertz Corp.		
◗	3.97%, 05/05/05	15,980	16,021
	8.25%, 06/01/05	10,500	10,597
	Union Pacific Corp.		
	8.35%, 05/01/25	4,950	5,199
			84,204
	Sovereign 0.1%		
◗	**Pemex Project Funding Master Trust, 144A**		
	4.46%, 04/15/05	6,270	**6,662**
	Utilities 5.6%		
	Appalachian Power Co.		
◗	2.30%, 03/29/05	8,000	8,016
	4.80%, 06/15/05	19,700	19,791
◗	**Atmos Energy Corp.**		
	2.00%, 04/15/05	19,900	19,914
▮■	**Columbia Energy Group**		
	Series D		
	7.05%, 11/28/07	1,405	1,436
▲◗	**Delek & Avner-Yam, 144A**		
	4.02%, 05/02/05	9,950	9,950
◗▮	**DTE Energy Co.**		
	3.35%, 03/01/05	9,400	9,429
◗▮	**Duke Energy Corp.**		
	2.89%, 03/08/05	21,000	21,044
◗▮	**Energen Corp.**		
	3.14%, 05/16/05	9,900	9,908
▮	**Entergy Gulf States**		
	2.80%, 03/01/05	34,275	34,303
◗▮	**Nisource Finance Corp.**		
	3.43%, 05/23/05	32,720	32,864
◗▮	**PG&E Corp.**		
	3.26%, 04/04/05	3,713	3,716
◗▮	**Pinnacle West Capital Corp.**		
	3.54%, 05/02/05	10,660	10,668
■	**Reliant Energy Resources**		
	Series B		
	8.13%, 07/15/05	25,525	25,975
	Southern California Edison		
◗	2.55%, 03/14/05	50,000	49,970
◗	2.93%, 03/14/05	7,120	7,134

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◨ TXU Energy Co., L.L.C. 144A		
3.42%, 04/14/05	4,950	4,963
		269,081

Asset-Backed Obligations 30.4% of net assets		
ABSC NIMS Trust		
Series 2004-HE7 Class A1		
5.00%, 10/25/34	4,807	4,829
ACE Securities Corp.		
◗ Series 2002-HE-1 Class M2		
3.85%, 03/28/05	5,000	5,003
◗ Series 2002-HE3 Class M2		
4.85%, 03/28/05	15,000	15,139
◗ Series 2003-HS1 Class M3		
5.15%, 03/28/05	4,081	4,220
◗ Series 2004-FM1 Class M1		
3.25%, 03/28/05	10,000	10,033
◗ **Aegis Asset Backed Securities Trust**		
Series 2003-2 Class A1		
3.05%, 03/28/05	25,444	25,509
Alter Moneta Receivables, L.L.C.		
Series 2003-1		
2.56%, 03/15/11	3,046	3,032
Americredit Automobile Receivables Trust		
Series 2001-1 Class D		
6.98%, 07/06/07	1,400	1,415
Series 2002-1 Class D		
6.53%, 06/06/08	6,450	6,606
Americredit Finance NIM Trust		
Series 2004-RN5 Class A		
5.19%, 07/25/34	2,816	2,808
Ameriquest Finance NIM Trust		
◗ Series 2001-RN4 Class A		
4.60%, 03/25/05	3,525	3,512
Series 2004-RN9 Series N1		
4.80%, 11/25/34	9,964	9,950
Ameriquest Mortgage Securities, Inc.		
◗ Series 2003-6 Class M2		
4.50%, 03/28/05	5,000	5,098
◗ Series 2003-AR2 Class M2		
4.68%, 03/28/05	5,000	5,109
◗ Series 2003-AR3 Class M2		
4.70%, 03/28/05	5,000	5,136

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗ Series 2003-IA1 Class M2		
4.30%, 03/28/05	3,051	3,053
Series 2004-R10 Class M1		
3.35%, 11/25/34	10,550	10,615
Series 2004-R10 Class M6		
3.21%, 11/25/34	7,050	7,265
Series 2004-R10 Class M7		
3.64%, 11/25/34	6,900	7,101
Series 2004-R10 Class M8		
3.84%, 11/25/34	1,950	1,999
◗ Series 2004-R8 Class M7		
4.58%, 03/28/05	4,450	4,543
◗ Series 2004-R8 Class M9		
5.40%, 03/28/05	5,000	4,642
Amortizing Residential Collateral Trust		
◗ Series 2002-BC1 Class M2		
3.75%, 03/28/05	10,000	10,040
Series 2002-BC9 Class M2		
4.90%, 12/25/32	18,000	18,431
AQ Finance NIM Trust		
Series 2003-N11A		
7.14%, 08/25/33	553	552
Argent NIM Trust		
Series 2003-N7 Class 2A1		
5.75%, 03/27/34	565	565
Series 2003-N7 Class 2A2		
9.75%, 03/27/34	2,000	2,005
Argent Securities, Inc.		
◗ Series 2003-W7 Class M2		
4.40%, 03/28/05	15,750	15,982
Series 2003-W9 Class M2		
4.37%, 03/25/34	19,695	20,142
◗ **Aria CDO I (Jersey) Ltd.**		
Series IA-3 Class B1U5		
3.13%, 04/07/05	39,750	39,980
Asset Backed Funding Certificates		
◗ Series 2003-AHL1 Class M1		
3.50%, 03/28/05	7,500	7,559
Series 2003-OPT1		
6.90%, 07/26/33	2,408	2,406
◗ Series 2003-OPT1 Class M2		
4.20%, 03/28/05	5,000	5,060
Series 2003-WMC1 Class A3		
3.20%, 08/25/33	12,549	12,701
◗ Series 2004-HE1 Class M8		
6.15%, 03/28/05	4,022	3,660

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▸Series 2004-OPT2 Class M2		
3.65%, 03/28/05	11,576	11,583
Asset Backed Funding Corp. NIM Trust		
Series 2004-OPT5 Class N1		
4.45%, 09/28/34	16,366	16,344
Asset Backed Securities Corp. Home Equity		
▸Series 2001-HE3 Class M2		
3.64%, 03/15/05	1,613	1,616
▸Series 2002-HE3 Class M2		
4.14%, 03/15/05	6,830	6,855
▸Series 2003-HE1 Class M2		
4.94%, 03/15/05	14,850	15,460
▸Series 2003-HE2 Class M2		
4.49%, 03/15/05	4,460	4,531
▸Series 2003-HE2 Class M3		
4.84%, 03/15/05	8,035	8,201
Asset Backed Securities Corp. NIMS Trust		
Series 2004-HE3 Class A1		
5.00%, 05/25/34	5,831	5,799
Banc of America Funding Corp.		
Series 2004-A Class 4A1		
5.87%, 06/20/32	17,877	18,322
▸**Bear Stearns Asset Backed Securities, Inc.**		
Series 1999-1 Class MV1		
3.63%, 03/28/05	8,417	8,427
▸**Capital One Master Trust**		
Series 2001-2 Class C		
3.69%, 03/15/05	14,920	14,993
Capital One Multi-Asset Execution Trust		
▸Series 2003-B6 Class B6		
3.12%, 03/15/05	20,000	20,225
▸Series 2003-C1 Class C1		
5.14%, 03/15/05	3,500	3,717
Capital One Prime Auto Receivables Trust		
Series 2004-2 Class B		
3.95%, 05/16/11	13,673	13,647
▸**CARSS Finance Ltd. Partnership**		
Series 2004-A Class B2		
3.54%, 03/15/05	5,241	5,248
CDC Mortgage Capital Trust		
▸Series 2003-HE1 Class M1		
3.55%, 03/28/05	18,000	18,104
▸Series 2003-HE2 Class M2		
4.55%, 03/28/05	5,000	5,172

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▸Series 2003-HE4 Class M1		
3.30%, 03/28/05	5,700	5,748
▸Series 2003-HE4 Class M2		
4.30%, 03/28/05	4,000	4,129
▸**Centex Home Equity**		
Series 2003-B Class M2		
4.35%, 03/28/05	6,500	6,644
▸**Chase Credit Card Master Trust**		
Series 2002-4 Class C		
3.43%, 03/15/05	14,000	14,037
Chase Funding Loan Acquisition Trust		
▸Series 2001-C3 Class M1		
3.58%, 03/28/05	3,047	3,051
▸Series 2002-C1 Class IIM2		
3.75%, 03/28/05	5,000	5,018
▸**Chase Funding Mortgage Loan Asset-Backed**		
Series 2003-2 Class 2A2		
2.93%, 03/28/05	16,770	16,817
Chase Funding Net Interest Margin		
Series 2003-4A		
6.75%, 07/27/33	310	310
Chase Funding Net Interest Margin, 144A		
Series 2004-1A		
3.75%, 02/27/34	2,163	2,160
Chec Loan Trust		
Series 2004-2 Class M1		
3.29%, 10/25/34	8,750	8,822
CIT Marine Trust		
Series 1999-A Class A4		
6.25%, 11/15/19	2,900	2,966
Countrywide Asset Backed Certificates		
▸Series 2002-6 Class M1		
3.75%, 03/28/05	3,000	3,028
▸Series 2002-6 Class M2		
4.75%, 03/28/05	4,800	4,891
Series 2003-2 Class M2		
4.19%, 03/25/33	225	230
Distribution Financial Services Trust		
Series 2001-1 Class-D		
7.73%, 11/15/22	8,250	8,224
▸**Fieldstone Mortgage Investment Corp.**		
Series 2004-2 Class M3		
4.05%, 03/28/05	2,000	2,001

See financial notes.   25

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
First Franklin Mortgage Loan Asset Backed Certificates		
◗ Series 1997-FF3 Class M1		
3.02%, 03/21/05	1,534	1,535
Series 2003-FF3 Class M4		
5.90%, 07/25/33	5,208	5,427
First Franklin NIM Trust		
Series 2004-FF1 Class N1		
4.50%, 11/25/34	3,252	3,249
Series 2004-FF10 Class N1		
4.45%, 11/26/34	8,263	8,264
Series 2004-FF4A Class N		
5.75%, 06/25/34	4,744	4,738
Series 2004-FF8A		
5.25%, 10/25/34	9,446	9,488
Fremont Home Loan Trust		
◗ Series 2003-B Class M2		
4.27%, 03/28/05	13,000	13,363
◗ Series 2004-A Class M2		
3.80%, 03/07/05	5,000	5,003
Fremont NIM Trust		
Series 2004-D Class N1		
4.50%, 06/25/06	8,249	8,249
Series 2005-A		
3.75%, 01/25/35	13,900	13,845
◗ **GE Commercial Equipment Financing L.L.C.**		
Series 2004-1 Class C		
3.01%, 03/21/05	7,600	7,604
◗ **GSamp Trust**		
Series 2002-WMC1 Class B1		
4.70%, 03/21/05	7,006	7,042
Global Signal Trust		
Series 2004-2A Class C		
4.70%, 12/15/14	7,000	6,969
◗ **Home Equity Asset Trust**		
Series 2004-8 Class M1		
3.23%, 03/28/05	22,000	22,227
Home Equity Mortgage Trust		
Series 2002-5 Class M2		
5.10%, 04/25/33	10,000	10,105
◗ **Household Mortgage Loan Trust**		
Series 2003-HC2 Class M		
3.01%, 03/21/05	5,081	5,089
Impac CMB Trust		
◗ Series 2002-7 Class A		
3.08%, 03/28/05	26,771	26,839
◗ Series 2003-10 Class 1A1		
3.00%, 03/28/05	8,335	8,341
IndyMac Home Equity Loan Asset-Backed Trust		
Series 2004-B Class M4		
3.80%, 11/25/34	14,500	14,593
IndyMac NIM Trust SPMD		
Series 2004-B		
5.75%, 11/25/34	7,110	7,081
Irwin Home Equity		
Series 2003-1 Class M2		
4.65%, 02/25/08	5,000	5,129
Long Beach Asset Holdings, Corp.		
Series 2003-4 Class N1		
6.54%, 08/25/33	23	23
Series 2004-5		
5.00%, 09/25/34	1,283	1,279
Series 2004-6 Class N1		
4.50%, 11/25/34	3,920	3,922
Long Beach Mortgage Loan Trust		
◗ Series 2003-2 Class M1		
3.47%, 03/28/05	8,000	8,099
◗ Series 2003-2 Class M3		
4.90%, 03/28/05	2,190	2,254
◗ Series 2004-1 Class M6		
4.05%, 03/28/05	8,000	8,140
Main Street Warehouse Funding Trust		
◗ Series 2004-MSC		
5.40%, 03/28/05	9,000	9,103
◗ Series 2004-MSD		
4.95%, 03/28/05	18,500	18,529
Master Asset Backed Securities Trust		
◗ Series 2002-OPT1 Class M2		
4.60%, 03/28/05	10,000	10,159
◗ Series 2003-OPT1 Class A2		
3.07%, 03/25/05	6,426	6,448
MBNA Credit Card Master Note Trust		
◗ Series 2003-B3 Class B3		
2.97%, 03/15/05	6,000	6,036
◗ Series 2003-C3 Class C3		
3.94%, 03/15/05	10,920	11,175
MBNA Master Credit Card Trust		
◗ Series 1999-L Class C		
3.67%, 03/15/05	8,000	8,111
◗ Series 2000-H Class B		
3.19%, 03/15/05	14,500	14,708

 See financial notes.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Merrill Lynch Mortgage Investors, Inc.		
◗ Series 2003-WMC2 Class M1		
3.50%, 03/28/05	5,000	5,025
◗ Series 2003-WMC3 Class A2		
3.01%, 03/28/05	15,982	16,010
◗ Series 2003-WMC3 Class M3		
4.30%, 03/28/05	2,000	2,033
◗ Series 2003-WMC3 Class M4		
4.53%, 03/28/05	2,913	2,989
◗ Series 2004-WMC1 Class A2		
2.95%, 03/28/05	15,442	15,484
◗ **MMCA Automobile Trust**		
Series 2002-5 Class C		
4.74%, 03/15/05	2,157	2,181
Morgan Stanley ABS Capital I		
◗ Series 2003-HE3 Class M1		
3.33%, 03/28/05	9,403	9,476
◗ Series 2003-NC6 Class M1		
3.45%, 03/28/05	17,500	17,722
◗ Series 2004-HE1 Class B2		
4.55%, 03/28/05	6,000	6,004
◗ Series 2004-HE8 Class M1		
3.29%, 03/28/05	19,810	19,938
◗ Series 2004-HE9 Class M4		
3.65%, 03/28/05	15,000	15,071
Series 2004-NC1N		
7.00%, 12/25/33	2,586	2,576
Series 2004-NC2N		
6.25%, 12/25/33	1,732	1,732
Series 2004-NC3N		
6.00%, 03/25/34	1,883	1,880
Morgan Stanley Auto Loan Trust		
Series 2003-HB1 Class B		
2.22%, 04/15/11	5,330	5,244
Series 2004-HB1 Class C		
2.88%, 10/15/11	3,281	3,260
Series 2004-HB2 Class C		
3.24%, 03/15/12	4,980	4,948
Series 2004-HB2 Class D		
3.59%, 03/15/12	990	988
New Century Home Equity Loan Trust		
◗ Series 2003-3 Class M3		
5.03%, 03/28/05	7,686	7,996
◗ Series 2004-2 Class A3		
2.90%, 03/28/05	19,144	19,156
◗ Series 2004-3 Class M1		
3.27%, 03/28/05	14,000	14,080

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Novastar Home Equity Loan		
◗ Series 2003-3 Class B2		
6.55%, 03/28/05	4,350	4,621
◗ Series 2003-3 Class M1		
3.40%, 03/28/05	4,700	4,752
◗ Series 2003-3 Class M2		
4.30%, 03/28/05	10,000	10,355
◗ Series 2003-4 Class B1		
5.15%, 03/28/05	2,500	2,619
◗ Series 2003-4 Class M1		
3.36%, 03/28/05	20,000	20,204
◗ Series 2004-1 Class B1		
4.35%, 03/28/05	5,950	5,964
◗ Series 2004-1 Class B2		
4.45%, 03/28/05	5,800	5,808
◗ Series 2004-2 Class B1		
4.60%, 03/28/05	7,900	8,078
◗ Series 2004-2 Class M4		
3.85%, 03/28/05	13,000	13,129
◗ Series 2004-4 Class B1		
2.05%, 03/28/05	10,000	10,096
◗ Series 2005-1 Class B4		
8.34%, 03/28/05	4,000	3,665
◗ Series 2005-1 Class M4		
3.27%, 03/28/05	8,000	8,000
Novastar NIM Trust		
Series 2003-N1		
7.39%, 06/01/33	136	136
Series 2004-N1		
4.46%, 02/25/34	3,430	3,434
Series 2004-N2		
4.46%, 07/25/34	7,712	7,676
Novastar NIM Trust, 144A		
Series 2004-N3		
3.97%, 03/25/35	12,463	12,454
▲◗ **ODIN CDO I (Cayman Islands) Ltd.**		
Series 1A Class B1U5		
3.91%, 03/22/05	19,900	19,900
OPTEUM NIM Trust		
Series 2005-1		
6.00%, 02/25/35	3,713	3,713
Option One Mortgage Loan Trust		
◗ Series 2002-2 Class M3		
4.50%, 03/28/05	1,750	1,754
◗ Series 2002-4 Class M1		
3.25%, 03/28/05	13,938	14,002

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
‣Series 2003-1 Class M1 3.55%, 03/28/05	17,700	17,871
‣Series 2003-1 Class M2 4.60%, 03/28/05	250	255
‣Series 2003-2 Class M1 3.30%, 03/28/05	15,000	15,109
‣Series 2003-3 Class N 2.96%, 03/28/05	255	255
‣Series 2004-1 Class M2 3.75%, 03/28/05	3,800	3,844
‣Series 2004-1 Class M3 4.00%, 03/28/05	5,000	5,075
‣Series 2004-2 Class M1 3.18%, 03/28/05	7,000	7,030
‣Overture CDO (Jersey) Ltd. Series IA Class B1 2.94%, 07/08/05	1,650	1,663
‣Park Place Securities NIM Trust Series 2004-WHQ2 Class A 4.00%, 02/25/35	5,914	5,906
Residential Asset Securities Corp. ‣Series 2003-KS6 Class M2 4.15%, 03/28/05	15,300	15,517
‣Series 2004-KS2 Class M22 3.65%, 03/28/05	9,000	9,006
Residential Asset Securities NIM Corp. Series 2005-NT1 4.25%, 02/25/35	9,693	9,678
Ryder Vehicle Lease Trust Series 2001-A Class CTFS 6.75%, 03/15/12	10,000	10,327
Sail Net Interest Margin Notes Series 2003-12A Class A 7.35%, 11/27/33	871	868
Series 2004-AA Class A 4.50%, 10/27/34	8,695	8,691
Series 2005-1A Class A 4.25%, 02/27/35	9,900	9,865
‣SAKS Credit Card Master Trust Series 2001-2 Class B 3.24%, 03/15/05	2,800	2,820
‣Saxon Asset Securities Trust Series 2004-1 Class M2 3.78%, 03/28/05	12,650	12,764

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Securitized Asset Backed NIM Trust Series 2004-DO2 5.50%, 09/25/34	7,290	7,231
Series 2004-NC2 Class N 5.75%, 07/25/34	6,323	6,322
Series 2004-OP2 Class N 5.50%, 08/25/34	6,884	6,845
Sharps SP I L.L.C. Net Interest Margin Trust Series 2004-FM1N CLass N 6.16%, 09/25/34	1,540	1,539
Series 2004-HE2N Class NA 5.43%, 10/25/34	5,582	5,547
Series 2004-HE3N Class NA 5.19%, 11/25/34	9,200	9,188
Series 2004-OP1N CLass NA 5.19%, 04/25/34	3,308	3,315
‣Structured Asset Investment Loan Trust Series 2003-BC1 Class A2 2.99%, 03/28/05	25,618	25,684
Structured Asset Securities Corp. ‣Series 1998-8 Class B 3.95%, 03/28/05	403	403
‣Series 2004-S2 Class M2 3.25%, 03/28/05	14,600	14,609
‣Terrapin Funding, L.L.C. Series 2003-1A Class B1 3.89%, 03/08/05	20,000	20,074
UCFC Home Equity Loan Series 1998-B Class A7 6.53%, 10/15/29	9,800	10,003
WFS Financial Owner Trust Series 2002-2 Class A4 4.50%, 02/20/10	1,200	1,211
Series 2004-1 Class A4 2.81%, 08/22/11	1,000	976
Series 2004-1 Class C 2.49%, 08/22/11	5,069	4,988
Series 2004-3 Class 3D 4.07%, 02/17/12	1,975	1,974
Series 2004-3 Class C 3.60%, 02/17/12	12,800	12,695
Series 2004-4 Class C 3.21%, 05/17/12	12,800	12,680
Whole Auto Loan Trust Series 2003-1 Class B 2.24%, 03/15/10	11,920	11,781
		1,481,948

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
Mortgage-Backed Securities 15.6% of net assets		
Collateralized Mortgage Obligations 9.4%		
Bank of America Mortgage Securities		
Series 2002-J Class A2		
4.88%, 09/25/32	2,582	2,581
Series 2003-C Class 2A1		
3.93%, 04/25/33	5,395	5,349
Series 2003-D Class 2A2		
3.60%, 03/25/08	5,028	4,954
Series 2004-A Class 2A2		
4.18%, 02/25/34	24,884	24,640
Series 2004-I Class 1A2		
4.19%, 09/25/34	17,653	17,625
Series 2004-J Class 2A1		
4.82%, 11/25/34	34,598	34,741
Countrywide Home Loans		
Series 2001-HYB2 Class 2A1		
6.35%, 11/30/31	490	492
Series 2002-1 Class 1A1		
5.36%, 12/19/31	877	887
Series 2002-HYB2 Class 4A1		
5.00%, 08/20/32	572	579
Series 2003-HYB1 Class 1A1		
3.85%, 05/19/33	6,589	6,527
Countrywide Home Loans		
Series 2004-HYB5 Class 3A1		
4.78%, 04/20/35	60,345	60,508
CS First Boston Mortgage Securities Corp.		
◗ Series 2000-HE1 Class M2		
3.66%, 03/15/05	2,575	2,578
◗ Series 2001-HE17 Class M1		
3.37%, 03/28/05	7,400	7,485
Series 2002-AR27 Class 1A1		
5.42%, 10/25/32	1,994	2,045
Series 2002-AR28 Class 1A2		
4.98%, 11/25/32	2,062	2,101
Series 2004-AR7 Class 2A1		
4.88%, 11/25/34	30,451	30,589
Fannie Mae		
Series 2003-22 Class UK		
4.00%, 09/25/31	7,959	7,833
◗ Series 2003-37 Class FK		
3.33%, 03/28/05	3,947	3,951
Fannie Mae (Interest Only)		
Series 2003-57 Class IB		
5.00%, 06/25/18	30,438	4,019
Fifth Third Mortgage Loan Trust		
◗ Series 2002-FTB1 Class 3A1		
3.91%, 03/01/05	2,499	2,525
◗ Series 2002-FTB1 Series 2A1		
6.27%, 03/01/05	3,586	3,582
Freddie Mac		
Series 61 Class D		
9.30%, 11/15/20	599	599
GSR Mortgage Loan Trust		
Series 2002-3F Class 2AB3		
5.50%, 12/25/31	1	1
Series 2004-7 Class 1A2		
3.49%, 06/25/34	10,219	9,972
IndyMac Index Mortgage Loan Trust (Interest Only)		
Series 2004-AR1 Class AX1		
0.80%, 04/24/34	343,073	3,695
Master Adjustable Rate Mortgages Trust		
Series 2002-4 Class 1A1		
5.27%, 11/25/32	1,375	1,391
Series 2002-4 Class 2A1		
5.48%, 11/25/32	1,704	1,742
Series 2002-4 Class 3A1		
5.27%, 11/25/32	1,812	1,831
Series 2003-1 Class 1A1		
4.15%, 12/25/32	186	186
Morgan Stanley Mortgage Loan Trust		
Series 2004-5AR Class 3A4		
4.66%, 07/25/34	11,897	11,925
Series 2004-8AR Class 3A		
5.08%, 10/25/34	19,939	20,079
Series 2004-8AR Class 4A1		
5.47%, 10/25/34	9,165	9,203
Series 2004-9 Class 2A		
6.42%, 11/25/34	16,517	17,119
Residential Accredit Loans, Inc.		
Series 1999-QS8 Class A1		
6.50%, 06/25/14	2,729	2,742
Series 2004-QA3 Class NB21		
4.55%, 08/25/34	9,347	9,224
Residential Asset Securitization Trust		
Series 2004-A6 Class A1		
5.00%, 08/25/19	13,396	13,427

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
Residential Funding Securities Corp.		
Series 2001-RM1 Class A		
6.18%, 12/25/29	158	158
Sequoia Mortgage Trust (Interest Only)		
Series 2003-8 Class X1		
0.80%, 01/20/34	235,575	2,293
Thornburg Mortgage Securities Trust		
Series 2004-1 Class II2A		
3.37%, 04/25/34	23,689	22,814
Washington Mutual		
Series 2002-AR19 Class A7		
4.68%, 01/01/33	4,944	4,971
Series 2003-AR1 Class A6		
4.56%, 01/25/33	2,543	2,547
Series 2003-AR8 Class A		
4.03%, 08/25/33	9,019	8,947
Series 2003-AR9 Class 1A2A		
2.34%, 09/25/33	7,859	7,836
Wells Fargo Mortgage Backed Securities Trust		
Series 2003-N Class 2A2		
4.76%, 12/25/33	14,111	13,754
Series 2003-O Class 2A1		
4.64%, 01/25/34	27,089	26,320
Series 2004-K Class 2A5		
4.75%, 07/25/34	19,409	19,396
Series 2004-T Class A1		
3.46%, 09/25/34	22,006	21,728
		459,491

U.S. Government Agency Mortgages 6.2%

Security	Face Value ($ x 1,000)	Value ($ x 1,000)
Fannie Mae		
3.86%, 05/01/19	6,101	6,224
4.04%, 05/01/34	20,528	20,884
4.08%, 08/01/35	9,682	9,948
5.15%, 01/31/31	1,661	1,704
5.53%, 10/01/31	2,809	2,891
5.56%, 11/01/31	1,143	1,179
5.80%, 06/01/31	467	481
5.78%, 11/01/31	704	727
6.05%, 07/01/31 to		
08/01/31	1,556	1,607
6.10%, 07/01/31	759	785
6.24%, 08/01/39	1,430	1,482
6.50%, 04/01/08 to		
11/01/19	53,448	56,179
7.00%, 01/01/06 to		
02/01/20	154,653	162,135
7.00%, 07/01/34 to		
09/01/34	29,589	31,227
9.30%, 11/15/20	599	599
Freddie Mae		
5.45%, 10/01/31	1,389	1,406
5.50%, 08/01/11	984	1,013
6.00%, 05/01/08	242	246
6.10%, 07/01/29	2,207	2,311
6.53%, 04/01/31	1,060	1,087
		304,115

Municipal Bonds 0.2% of net assets

Security	Face Value ($ x 1,000)	Value ($ x 1,000)
California Department of Water Resources		
Power Supply Revenue Bonds, Series E		
3.98%, 05/01/05	9,500	**9,510**

U.S. Government Securities 0.0% of net assets

Security	Face Value ($ x 1,000)	Value ($ x 1,000)
U.S. Treasury Bills		
■ 2.20%, 03/10/05	50	50
■ 2.54%, 05/19/05	1,000	994
		1,044

Commercial Paper & Other Corporate Obligations 2.6% of net assets

Security	Face Value ($ x 1,000)	Value ($ x 1,000)
Cox Communications, Inc., Section 4(2)		
2.75%, 03/01/05	38,500	38,500
General Motors Acceptance Corp.		
2.62%, 03/03/05	11,350	11,348
2.72%, 03/11/05	25,000	24,981
Kinder Morgan Energy Partners, Section 4(2)		
2.58%, 03/04/05	30,500	30,494
Viacom, Inc.		
2.63%, 03/02/05	20,500	20,498
		125,821

Security and Number of Shares	Value ($ x 1,000)
Preferred Stock 5.8% of net assets	
▮ **ABN AMRO North America Capital Funding, 144A** 555,000	54,259
▮ **ABN AMRO XIX Custodial Receipts, Series MM19** 130,000	13,125
Chase Capital VIII 150,000	3,869
▮ **Fannie Mae, Series J** 1,308,000	65,091
▮ **Fannie Mae, Series K** 641,300	32,066
▮ **Fannie Mae, Series O** 50,000	2,777
RC Trust I 465,050	24,018
SG Preferred Capital II 200,000	20,503
▮ **Shell Frontier Oil & Gas, Series A** 120,000	12,000
▮ **Shell Frontier Oil & Gas, Series B** 120,000	12,000
▮ **Shell Frontier Oil & Gas, Series C** 120,000	12,000
▮ **Shell Frontier Oil & Gas, Series D** 58,000	5,800
▮ **Zurich Regcaps Funding Trust III, 144A** 175,000	17,346
▮ **Zurich Regcaps Funding Trust IV, 144A** 40,000	3,912
▮ **Zurich Regcaps Funding Trust V 144A** 50,000	4,848
	283,614
Other Investment Companies 0.0% of net assets	
Provident Institutional Funds— Fed Funds Portfolio 171,741	**172**

End of investments.

In addition to the above, the fund held the following at 2/28/05. All numbers are x 1,000 except number of futures contracts.

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains
5 Year, Short U.S. Treasury Note, expires 06/21/05	1,225	131,783	793
2 Year, Short U.S. Treasury Note, expires 06/30/05	550	114,065	309
			1,102

See financial notes.

Statement of
Assets and Liabilities

As of February 28, 2005; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$4,946,108
Receivables:	
Fund shares sold	17,352
Interest	23,908
Dividends	1,796
Due from brokers for futures	618
Investments matured	1,318
Prepaid expenses	+ 329
Total assets	**4,991,429**

Liabilities

Payables:	
Fund shares redeemed	25,435
Dividends to shareholders	2,591
Investments bought	79,720
Investment adviser and administrator fees	124
Transfer agent and shareholder service fees	50
Accrued expenses	+ 314
Total liabilities	**108,234**

Net Assets

Total assets	4,991,429
Total liabilities	– 108,234
Net assets	**$4,883,195**

Net Assets by Source

Capital received from investors	4,940,394
Distributions in excess of net investment income	(2,473)
Net realized capital losses	(62,919)
Net unrealized capital gains	8,193

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$774,639		79,927		$9.69
Select Shares	$4,108,556		423,986		$9.69

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $4,939,017.

Includes certain restricted but deemed liquid 144A and Section 4(2) securities worth $529,373, or 10.8% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$933,363
Sales/maturities	$652,572

The fund's long-term government security transactions were:

Purchases	$267,531
Sales/maturities	$48,090

The fund's total security transactions with other Schwab Funds during the period were $24,822.

These derive from investments, futures and short sales.

Federal Tax Data

Portfolio cost	$4,939,028
Net unrealized gains and losses:	
Gains	$22,309
Losses	+ (15,229)
	$7,080
As of August 31, 2004:	
Undistributed earnings:	
Ordinary income	$1,842
Long-term capital gains	$–
Unused capital losses:	
Expires 08/31 of:	
2009	$1,318
2010	2,061
2011	47,204
2012	+ 7,223
	$57,806
Deferred capital losses	$5,250

 See financial notes.

Statement of
Operations

For September 1, 2004 through February 28, 2005; unaudited. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest	$65,416
Dividends	4,729
Total investment income	**70,145**

Net Realized Gains and Losses

Net realized losses on investments sold		(2,405)
Net realized gains on futures contracts	+	1,981
Net realized losses		**(424)**

Calculated as a percentage of average daily net assets: 0.35% of the first $500 million and 0.30% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Net Unrealized Gains and Losses

Net unrealized losses on investments		(5,224)
Net unrealized gains on futures contracts	+	1,664
Net unrealized losses		**(3,560)**

Expenses

Investment adviser and administrator fees		6,683
Transfer agent and shareholder service fees:		
Investor Shares		890
Select Shares		1,831
Trustees' fees		10
Custodian and portfolio accounting fees		216
Professional fees		25
Registration fees		357
Shareholder reports		69
Other expenses	+	34
Total expenses		**10,115**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income		70,145
Total expenses	−	10,115
Net investment income		**60,030**
Net realized losses		(424)
Net unrealized losses	+	(3,560)
Increase in net assets from operations		**$56,046**

These add up to a net loss on investments of $3,984.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

		9/1/04–2/28/05	9/1/03–8/31/04
Net investment income		$60,030	$62,203
Net realized losses		(424)	(6,688)
Net unrealized gains or losses	+	(3,560)	6,618
Increase in net assets from operations		**56,046**	**62,133**

Distributions Paid

Dividends from Net Investment Income			
Investor Shares		9,736	11,983
Select Shares	+	52,927	52,025
Total dividends from net investment income		**$62,663**	**$64,008**

The tax-basis components of distributions for the period ended 08/31/04 are:

Ordinary income	$64,008
Long-term capital gains	$–

Transactions in Fund Shares

		9/1/04–2/28/05		9/1/03–8/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		42,363	$410,841	55,532	$539,356
Select Shares	+	276,063	2,677,044	301,776	2,930,949
Total shares sold		**318,426**	**$3,087,885**	**357,308**	**$3,470,305**
Shares Reinvested					
Investor Shares		820	$7,949	1,086	$10,543
Select Shares	+	4,190	40,617	4,472	43,409
Total shares reinvested		**5,010**	**$48,566**	**5,558**	**$53,952**
Shares Redeemed					
Investor Shares		(29,053)	($281,714)	(33,055)	($321,044)
Select Shares	+	(168,467)	(1,633,182)	(146,165)	(1,419,256)
Total shares redeemed		**(197,520)**	**($1,914,896)**	**(179,220)**	**($1,740,300)**
Net transactions in fund shares		**125,916**	**$1,221,555**	**183,646**	**$1,783,957**

Shares Outstanding and Net Assets

		9/1/04–2/28/05		9/1/03–8/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		377,997	$3,668,257	194,351	$1,886,175
Total increase	+	125,916	1,214,938	183,646	1,782,082
End of period		**503,913**	**$4,883,195**	**377,997**	**$3,668,257**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $2,473 for the current period and net investment income not yet distributed in the amount of $160 for the prior period.

 See financial notes.

Schwab Short-Term Bond Market Fund™

Financial Statements

Financial Highlights

	9/1/04–2/28/05*	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00
Per-Share Data ($)						
Net asset value at beginning of period	10.21	10.14	10.07	10.08	9.65	9.66
Income from investment operations:						
Net investment income	0.14	0.28	0.34	0.50	0.59	0.57
Net realized and unrealized gains or losses	(0.14)	0.07	0.07	(0.02)	0.43	(0.01)
Total income or loss from investment operations	(0.00)[1]	0.35	0.41	0.48	1.02	0.56
Less distributions:						
Dividends from net investment income	(0.14)	(0.28)	(0.34)	(0.49)	(0.59)	(0.57)
Distributions from net realized gains	(0.02)	–	–	–	–	–
Total distributions	(0.16)	(0.28)	(0.34)	(0.49)	(0.59)	(0.57)
Net asset value at end of period	10.05	10.21	10.14	10.07	10.08	9.65
Total return (%)	(0.02)[2]	3.46	4.16	4.88	10.84	5.97
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.55[3]	0.53	0.43	0.35	0.35	0.36[4]
Gross operating expenses	0.56[3]	0.57	0.58	0.63	0.66	0.68
Net investment income	2.76[3]	2.69	3.34	4.95	5.90	5.91
Portfolio turnover rate	56[2]	114	124	150	248	129
Net assets, end of period ($ x 1,000,000)	706	728	648	493	369	219

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of February 28, 2005, unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http:/www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the securities.

▲ Delayed-delivery security

▶ Variable-rate security

▮ Callable security

■ All or a portion of this security is held as collateral for futures contracts and delayed-delivery security

◆ All or a portion of the security is on loan

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
47.8%	U.S. Government Securities	342,215	337,723
23.3%	Corporate Bonds	165,101	164,578
16.7%	Mortgage-Backed Securities	119,038	117,723
8.9%	Asset-Backed Obligations	62,614	62,738
0.4%	Commercial Paper & Other Corporate Obligations	3,000	3,000
2.2%	Preferred Stock	15,373	15,624
0.2%	Other Investment Companies	975	975
99.5%	Total Investments	708,316	702,361
32.0%	Collateral Invested for Securities on Loan	226,342	226,342
(31.5%)	Other Assets and Liabilities		(222,475)
100.0%	Net Assets		706,228

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 47.8% of net assets		
U.S. Government Agency Securities 19.7%		
Fannie Mae		
◆ 4.38%, 10/15/06	20,000	20,229
2.63%, 11/15/06	12,000	11,800
5.00%, 01/15/07	5,000	5,116
◆ 3.13%, 12/15/07	20,000	19,581
◆ 6.63%, 09/15/09	11,500	12,616
Federal Home Loan Bank		
4.13%, 11/15/06	25,000	25,184
■ 3.38%, 09/14/07	35,000	34,641

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Freddie Mac		
3.50%, 09/15/07	10,000	9,929
		139,096
U.S. Treasury Obligations 28.1%		
U.S. Treasury Bills		
■ 2.19%, 03/10/05	170	170
■ 2.55%, 05/19/05	135	134
U.S. Treasury Notes		
◆ 6.88%, 05/15/06	1,500	1,562
◆ 2.50%, 05/31/06	4,450	4,404
◆ 7.00%, 07/15/06	10,000	10,477
◆ 2.75%, 07/31/06	2,000	1,982
◆ 2.38%, 08/15/06	32,800	32,316
◆ 2.38%, 08/31/06	2,000	1,969

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ 6.50%, 10/15/06	9,000	9,425
◆ 2.63%, 11/15/06	8,800	8,672
◆ 2.25%, 02/15/07	25,000	24,386
◆ 6.25%, 02/15/07	5,000	5,255
◆ 3.13%, 05/15/07	15,000	14,844
◆ 4.38%, 05/15/07	5,500	5,588
◆ 3.25%, 08/15/07	6,000	5,943
◆ 2.63%, 05/15/08	21,000	20,274
◆ 5.63%, 05/15/08	1,000	1,055
◆ 3.25%, 08/15/08	11,000	10,801
◆ 3.13%, 09/15/08	3,000	2,930
◆ 3.38%, 11/15/08	3,000	2,950
◆ 3.38%, 12/15/08	5,000	4,914
◆ 3.88%, 05/15/09	2,000	1,998
4.00%, 06/15/09	1,500	1,504
◆ 3.63%, 07/15/09	2,700	2,665
3.50%, 11/15/09	2,500	2,450
◆ 3.50%, 12/15/09	11,600	11,353
◆ 3.63%, 01/15/10	8,750	8,606
		198,627

Corporate Bonds 23.3% of net assets

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Finance 9.1%		
Banking 4.6%		
◗▮ **Bumiputra-Commerce Bank**		
5.13%, 10/16/13	2,000	2,028
◗ **Citigroup**		
2.59%, 03/09/05	5,000	5,014
◗▮ **Deutsche Bank Capital Trust, 144A**		
Class B		
4.35%, 03/30/05	8,000	8,040
◗ **Doral Financial Corp.**		
3.50%, 04/20/05	2,000	2,000
▮ **Industrial Bank of Korea, 144A**		
4.00%, 05/19/14	500	485
◗ **JP Morgan Chase & Co.**		
2.75%, 04/04/05	5,000	5,016
■ **Popular North America, Inc.**		
3.88%, 10/01/08	4,000	3,952
◗▮ **RBS Capital Trust IV**		
3.36%, 03/30/05	2,000	2,038
◗▮ **Sovereign Bank**		
4.38%, 11/03/08	3,800	3,753
		32,326
Brokerage 1.9%		
◗▮ **Credit Suisse Financial Products**		
3.19%, 03/07/05	3,000	3,006
◗ **Goldman Sachs Group, Inc.**		
3.02%, 04/25/05	5,000	5,031
Morgan Stanley		
2.94%, 01/15/10	5,275	5,293
		13,330
Finance Companies 2.2%		
■ **Capital One Financial**		
7.13%, 08/01/08	4,470	4,823
◗ **General Electric Capital Corp.**		
2.61%, 03/15/05	5,000	5,012
HSBC Finance Corp.		
3.08%, 11/16/09	3,000	3,014
◗ **International Lease Finance Corp.**		
3.06%, 04/15/05	3,000	3,014
		15,863
Insurance 0.2%		
◗▮ **Twin Reefs Pass-Through, Section 3c7, 144A**		
3.59%, 03/10/05	1,500	**1,509**
Real Estate Investment Trust 0.2%		
▲◗ **Istar Financial, Inc.**		
3.26%, 03/01/05	1,000	**1,002**
Industrial 11.5%		
Basic Industry 0.2%		
▮ **FMC Corp.**		
10.25%, 11/01/09	1,000	**1,138**
Capital Goods 1.7%		
BAE Asset Systems 2001 Asset Trust, 144A		
Series 2001 Class G		
6.66%, 09/15/13	7,091	7,732
Georgia-Pacific Corp.		
7.38%, 07/15/08	2,000	2,180
Temple - Inland, Inc.		
5.00%, 05/17/07	2,000	2,022
		11,934

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Communications 2.6%		
◗ **America Movil SA de CV, 144A**		
3.33%, 04/27/05	3,000	3,016
▮ **Directv Holdings/Finance**		
8.38%, 03/15/13	3,000	3,405
▮ **Panamsat Corp.**		
9.00%, 08/15/14	1,000	1,105
Sprint Capital Corp.		
7.63%, 01/30/11	3,000	3,433
▮ **TCI Communications Financing III**		
9.65%, 03/31/27	2,500	2,858
■ **Telefonos de Mexico SA, 144A**		
4.50%, 11/19/08	2,000	2,002
Time Warner Entertainment Co.		
7.25%, 09/01/08	2,000	2,179
		17,998
Consumer Cyclical 4.8%		
■ **Autonation, Inc.**		
9.00%, 08/01/08	2,000	2,270
CVS Corp., 144A		
6.12%, 01/10/13	5,973	6,233
D. R. Horton, Inc.		
5.00%, 01/15/09	2,000	2,023
Daimler-Chrysler, N.A. Holdings		
7.20%, 09/01/09	3,000	3,296
◗■ **Ford Motor Credit Co.**		
5.80%, 01/12/09	3,000	2,999
General Motors Acceptance Corp.		
6.13%, 08/28/07	5,000	5,095
International Speedway Corp.		
4.20%, 05/15/09	2,000	1,964
Mandalay Resort Group		
6.50%, 07/31/09	3,000	3,165
▮■ **Ryland Group, Inc.**		
9.13%, 06/15/11	2,000	2,201
▮ **Standard Pacific Corp.**		
9.50%, 09/15/10	1,000	1,076
▮ **Station Casinos, Inc.**		
6.00%, 04/01/12	1,000	1,041
Toll Corp.		
▮ 8.00%, 05/01/09	2,000	2,080
▮ 8.25%, 02/01/11	650	703
		34,146

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Consumer Non-Cyclical 1.0%		
▮ **Anheuser Busch Cos, Inc.**		
5.75%, 01/15/11	1,500	1,520
Manor Care, Inc.		
8.00%, 03/01/08	2,483	2,724
■ **Miller Brewing Co., 144A**		
4.25%, 08/15/08	2,000	1,996
◗▮◆ **Stater Brothers Holdings**		
5.99%, 03/15/05	1,000	1,032
		7,272
Energy 0.6%		
▮■ **Husky Oil Ltd.**		
8.90%, 08/15/28	4,009	**4,502**
Transportation 0.6%		
◗ **Hertz Corp.**		
3.97%, 05/05/05	2,000	2,005
Union Pacific Corp.		
7.25%, 11/01/08	2,240	2,461
		4,466
Utilities 2.7%		
■ **Appalachian Power Co.**		
3.60%, 05/15/08	4,000	3,919
◗ **Atmos Energy Corp.**		
4.00%, 10/15/09	2,000	1,949
■ **Centerpoint Energy Resources, Inc.**		
6.50%, 02/01/08	3,000	3,173
Entergy Gulf States		
▮ 2.80%, 12/01/09	1,200	1,201
▮ 4.88%, 11/01/11	2,000	1,973
Ohio Edison Co.		
4.00%, 05/01/08	2,000	1,980
Pacific Gas and Electric Co.		
3.60%, 03/01/09	3,000	2,917
■ **Public Services Electric & Gas**		
Series C		
4.00%, 11/01/08	2,000	1,980
		19,092

 See financial notes.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mortgage-Backed Securities 16.7% of net assets		
Collateralized Mortgage Obligations 8.2%		
Countrywide Home Loans		
Series 2004-HYB5 Class 3A1		
4.76%, 04/20/35	8,833	8,857
Freddie Mac		
Series 2574 Class JM		
5.00%, 03/31/33	5,742	5,788
Freddie Mac Structured Pass Through Securities		
Series H006 Class A2		
2.84%, 02/15/10	8,595	8,491
Series H010 Class A3		
2.72%, 04/15/10	15,000	14,523
Morgan Stanley Mortgage Loan Trust		
Series 2004-8AR Class 4A1		
5.47%, 10/25/34	9,165	9,203
Series 2004-9 Class 2A		
6.42%, 11/25/34	4,991	5,172
Series 2004-9 Class 4A		
5.65%, 11/25/19	5,712	5,873
		57,907
U.S. Government Agency Mortgages 8.5%		
Fannie Mae		
4.50%, 11/01/19	11,792	11,658
5.00%, 10/01/19	11,663	11,759
5.50%, 07/01/19 to 09/01/19	27,745	28,466
7.00%, 10/01/08 to 07/01/19	7,558	7,933
		59,816
Asset-Backed Obligations 8.9% of net assets		
Alter Moneta Receivables, L.L.C.		
Series 2003-1		
2.56%, 03/15/11	1,015	1,011
◗ **Ameriquest Finance NIM Trust**		
Series 2001-RN4 Class A		
4.60%, 03/25/05	755	753
Ameriquest Mortgage Securities, Inc.		
◗ Series 2004-R8 Class M7		
4.58%, 03/28/05	1,000	1,021
◗ Series 2004-R8 Class M9		
5.40%, 03/28/05	1,200	1,114
◗ **Aria CDO I (Jersey) Ltd.**		
Series IA-3 Class B1U5		
3.13%, 04/07/05	4,000	4,023
◗ **Fremont Home Loan Trust**		
Series 2003-B Class M2		
4.27%, 03/28/05	5,000	5,140
Fremont NIM Trust		
Series 2004-D Class N1		
4.50%, 06/25/06	2,970	2,970
◗ **Household Mortgage Loan Trust**		
Series 2003-HC2 Class M		
3.20%, 03/21/05	1,503	1,505
◗ **Long Beach Mortgage Loan Trust**		
Series 2003-4 Class M3		
4.80%, 03/28/05	4,200	4,299
◗ **Main Street Warehouse Funding Trust**		
Series 2004-MSD		
4.95%, 03/28/05	5,425	5,433
Morgan Stanley ABS Capital I		
Series 2004-NC3N		
6.00%, 03/25/34	414	414
Novastar Home Equity Loan		
◗ Series 2004-2 Class B1		
4.60%, 03/28/01	2,000	2,045
◗ Series 2004-2 Class M4		
3.85%, 03/28/05	3,000	3,030
Novastar NIM Trust		
Series 2004-N1		
4.46%, 02/25/34	847	847
Series 2004-N2		
4.46%, 07/25/34	986	981
◗ **Option One Mortgage Loan Trust**		
Series 2003-3 Class N		
2.96%, 03/28/05	255	255
Residential Asset Mortgage Products, Inc.		
Series 2003-RZ3 Class A3		
2.14%, 02/25/30	10,000	9,935
Residential Asset Securitization Trust		
Series 2004-A6 Class A1		
5.00%, 08/25/19	9,238	9,260
Securitized Asset Backed NIM Trust		
Series 2004-DO2		
5.50%, 09/25/34	2,333	2,314

See financial notes. 39

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Series 2004-OP2 Class N 5.50%, 08/25/34	1,377	1,369
▸ Terrapin Funding, L.L.C. Series 2003-1A Class B1 3.89%, 03/08/05	5,000	5,019
		62,738

Commercial Paper & Other Corporate Obligations 0.4% of net assets		
Cox Communications, Inc., Section 4(2) 2.75%, 03/01/05	3,000	**3,000**

Security and Number of Shares	Value ($ x 1,000)
Preferred Stock 2.2% of net assets	
▪ **Fannie Mae, Series J** 110,000	5,474
▪ **Fannie Mae, Series O** 50,000	2,777
▪ **Shell Frontier Oil & Gas, Series D** 25,000	2,500
▪ **Zurich Regcaps Funding Trust IV, 144A** 30,000	2,934
▪ **Zurich Regcaps Funding Trust VI, 144A** 20,000	1,939
	15,624

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.2% of net assets	
Provident Institutional Funds— Fed Funds Portfolio 974,707	**975**

End of investments.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 32.0% of net assets		
Short-Term Investments 31.3%		
Chase Manhattan Bank Time Deposit 2.50%, 03/01/05	42,030	42,030
UBS Financial Services 2.59%, 03/01/05	52,599	52,599
WestLB Time Deposit 2.61%, 03/01/05	126,283	126,283
		220,912

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.7%	
Institutional Money Market **Trust** 5,429,815	**5,430**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 2/28/05. All numbers are x 1,000 except number of futures contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized (Losses)
2 Year, Long U.S. Treasury Note, expires 06/30/05	270	55,995	**(160)**

Statement of
Assets and Liabilities

As of February 28, 2005; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (including $219,549 of securities on loan)	$702,361
Collateral invested for securities on loan	226,342
Receivables:	
Fund shares sold	1,364
Interest	5,473
Dividends	112
Prepaid expenses	+ 30
Total assets	**935,682**

Liabilities

Collateral held for securities on loan	226,342
Payables:	
Fund shares redeemed	1,522
Dividends to shareholders	427
Investments bought	1,000
Investment adviser and administrator fees	15
Transfer agent and shareholder service fees	15
Due to broker for futures	59
Accrued expenses	+ 74
Total liabilities	**229,454**

Net Assets

Total assets	935,682
Total liabilities	− 229,454
Net assets	**$706,228**

Net Assets by Source

Capital received from investors	713,300
Distributions in excess of net investment income	(250)
Net realized capital losses	(707)
Net unrealized capital losses	(6,115)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$706,228		70,276		$10.05

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $708,316.

Includes certain restricted but deemed liquid 144A and Section 4(2) securities worth $38,886, or 5.5% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$85,524
Sales/maturities	$113,884

The fund's long-term government security transactions were:

Purchases	$283,047
Sales/maturities	$242,009

The fund's total security transactions with other Schwab Funds during the period were $16,274.

These derive from investments, futures and short sales.

Federal Tax Data

Portfolio cost	$708,450

Net unrealized gains and losses:

Gains	$1,609
Losses	+ (7,698)
	($6,089)

As of August 31, 2004:

Undistributed earnings:

Ordinary income	$382
Long-term capital gains	$329
Capital losses utilized	$3,151

See financial notes. 41

Statement of
Operations

For September 1, 2004 through February 28, 2005; unaudited. All numbers are x 1,000.

Investment Income

Interest		$11,644
Securities on loan		117
Dividends	+	156
Total investment income		**11,917**

Net Realized Gains and Losses

Net realized gains on investments sold		936
Net realized losses on futures contracts	+	(260)
Net realized gains		**676**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(10,311)
Net unrealized losses on futures contracts	+	(425)
Net realized losses		**(10,736)**

Expenses

Investment adviser and administrator fees		991
Transfer agent and shareholder service fees		901
Trustees' fees		5
Custodian and portfolio accounting fees		34
Professional fees		16
Registration fees		21
Shareholder reports		48
Other expenses	+	13
Total expenses		2,029
Expense reduction	–	47
Net expenses		**1,982**

Decrease in Net Assets from Operations

Total investment income		11,917
Net expenses	–	1,982
Net investment income		**9,935**
Net realized gains		676
Net unrealized losses	+	(10,736)
Decrease in net assets from operations		**($125)**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through at least November 15, 2005, to 0.55% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net loss on investments of $10,060.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

		9/1/04–2/28/05	9/1/03–8/31/04
Net investment income		$9,935	$19,075
Net realized gains		676	3,508
Net unrealized gains or losses	+	(10,736)	246
Increase or decrease in net assets from operations		**(125)**	**22,829**

Distributions Paid

Dividends from net investment income		$10,191	$19,204
Distributions from net realized gains	+	1,173	–
Total distributions		**$11,364**	**$19,204**

The tax-basis components of distributions for the period ended 08/31/04 are:

Ordinary income	$19,204
Long-term capital gains	$–

Transactions in Fund Shares

		9/1/04–2/28/05		9/1/03–8/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares sold		13,387	$136,051	39,870	$406,912
Shares reinvested		867	8,786	1,507	15,354
Shares redeemed	+	(15,327)	(155,475)	(33,889)	(345,056)
Net transactions in fund shares		**(1,073)**	**($10,638)**	**7,488**	**$77,210**

Shares Outstanding and Net Assets

		9/1/04–2/28/05		9/1/03–8/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		71,349	$728,355	63,861	$647,520
Total increase or decrease	+	(1,073)	(22,127)	7,488	80,835
End of period		**70,276**	**$706,228**	**71,349**	**$728,355**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $250 at the end of the current period and net investment income not yet distributed in the amount of $6 at the end of the prior period.

Schwab Total Bond Market Fund™

Financial Statements

Financial Highlights

	9/1/04–2/28/05*	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00
Per-Share Data ($)						
Net asset value at beginning of period	10.15	10.20	10.22	10.24	9.65	9.58
Income from investment operations:						
Net investment income	0.16	0.31	0.34	0.47	0.60	0.61
Net realized and unrealized gains or losses	(0.02)	0.32	0.10	0.13	0.59	0.07
Total income from investment operations	0.14	0.63	0.44	0.60	1.19	0.68
Less distributions:						
Dividends from net investment income	(0.16)	(0.33)	(0.37)	(0.46)	(0.60)	(0.61)
Distributions from net realized gains	(0.12)	(0.35)	(0.09)	(0.16)	–	–
Total distributions	(0.28)	(0.68)	(0.46)	(0.62)	(0.60)	(0.61)
Net asset value at end of period	10.01	10.15	10.20	10.22	10.24	9.65
Total return (%)	1.40[1]	6.37	4.37	6.18	12.68	7.36
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.54[2]	0.52	0.43	0.35	0.35	0.36[3]
Gross operating expenses	0.54[2]	0.54	0.54	0.57	0.58	0.63
Net investment income	3.18[2]	3.08	3.36	4.66	6.00	6.42
Portfolio turnover rate	111[1]	223	121	74	153	135
Net assets, end of period ($ x 1,000,000)	1,119	1,042	1,025	1,053	926	647

* Unaudited.
[1] Not annualized.
[2] Annualized.
[3] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of February 28, 2005, unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

▲ Delayed-delivery security

▹ Variable-rate security

▮ Callable security

▪ All or a portion of this security is held as collateral for futures contracts and delayed-delivery security

◆ All or a portion of the security is on loan

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
40.8%	Mortgage-Backed Securities	457,927	456,547
26.1%	U.S. Government Securities	289,561	292,637
22.6%	Corporate Bonds	251,794	253,125
21.5%	Asset-Backed Obligations	239,593	240,026
10.1%	Commercial Paper & Other Corporate Obligations	112,454	112,454
2.7%	Preferred Stock	29,742	30,286
0.1%	Other Investment Companies	961	961
123.9%	Total Investments	1,382,032	1,386,036
(0.9)%	Short Sales	(9,691)	(9,600)
14.0%	Collateral Invested for Securities on Loan	156,336	156,336
(37.0)%	Other Assets and Liabilities		(413,762)
100.0%	Net Assets		1,119,010

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mortgage-Backed Securities 40.8% of net assets		
Collateralized Mortgage Obligations 2.7%		
▪ **Freddie Mac** Series 2574 Class JM 5.00%, 03/31/33	5,742	5,788
▪ **Freddie Mac Structured Pass Through Securities** Series H010 Class A3 2.72%, 04/15/10	25,000	24,205
		29,993

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Agency Mortgages 38.1%		
Fannie Mae 5.00%, 07/01/19	1,842	1,857
▲ 5.00%, 02/01/35 to 03/01/35	31,235	31,167
▪ 5.50%, 07/27/12 to 08/01/17	9,893	10,149
▪ 5.50%, 04/01/33 to 03/01/35	54,213	54,743
▪ 6.00%, 09/02/25 to 11/01/34	26,830	27,552
▪ 6.50%, 09/01/22 to 09/01/33	17,662	18,434
▪ 7.00%, 04/16/06 to 04/09/16	5,745	6,058

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■ 7.50%, 12/28/24	3,930	4,208
TBA		
▲ 4.50%, 03/01/20	20,000	19,738
▲ 5.00%, 03/01/20	15,000	15,103
▲ 5.00%, 03/01/35 to 04/01/35	73,000	71,923
▲ 5.50%, 03/01/35	30,000	30,253
▲ 6.50%, 03/01/35	14,000	14,582
Freddie Mac		
■ 6.00%, 10/23/24	5,817	5,977
■ 6.50%, 08/25/24	5,984	6,236
TBA		
▲ 6.00%, 03/01/20	28,000	29,094
Ginnie Mae		
6.00%, 06/15/33 to 12/15/33	7,823	8,086
7.50%, 03/15/32	1,949	2,092
TBA		
▲ 6.50%, 03/01/34	10,000	10,494
▲ 6.00%, 03/01/35	27,000	27,861
▲ 7.00%, 03/01/35	19,000	20,116
▲ 8.00%, 03/01/35	10,000	10,831
		426,554

U.S. Government Securities 26.1% of net assets

U.S. Government Agency Securities 6.1%

Fannie Mae		
■◆ 2.50%, 06/15/08	3,000	2,860
■◆ 6.63%, 09/15/09	32,500	35,653
■ 4.63%, 10/15/14	12,500	12,490
■ 6.63%, 11/15/30	4,000	4,865
■ **Freddie Mac**		
2.75%, 10/15/06	12,500	12,337
		68,205

U.S. Treasury Obligations 20.0%

Treasury Inflation Protection Security		
1.88%, 07/15/13	18,500	19,628
2.00%, 07/15/14	10,000	10,391
U.S. Treasury Bills		
■ 2.19%, 03/10/05	265	265
■ 2.44%, 05/05/05	115	115
■ 2.55%, 05/19/05	210	209

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Treasury Bonds		
■ 9.88%, 11/15/15	3,000	4,382
■ 7.25%, 05/15/16	2,500	3,104
■ 9.00%, 11/15/18	7,000	10,095
■ 8.00%, 11/15/21	7,000	9,626
■◆ 7.25%, 08/15/22	6,500	8,411
■◆ 6.25%, 08/15/23	12,700	14,970
■ 6.13%, 11/15/27	7,500	8,874
■ 5.25%, 02/15/29	5,000	5,332
■◆ 6.13%, 08/15/29	1,000	1,193
■◆ 6.25%, 05/15/30	7,000	8,506
■◆ 5.38%, 02/15/31	18,010	19,808
U.S. Treasury Notes		
◆ 1.63%, 02/28/06	4,000	3,937
◆ 2.00%, 05/15/06	3,000	2,953
■◆ 2.50%, 05/31/06	7,000	6,927
◆ 2.75%, 07/31/06	3,000	2,972
2.38%, 08/15/06	2,500	2,463
◆ 6.50%, 10/15/06	12,900	13,509
■◆ 2.63%, 11/15/06	6,000	5,913
◆ 6.63%, 05/15/07	2,000	2,127
◆ 3.25%, 08/15/07	1,500	1,486
◆ 6.13%, 08/15/07	2,000	2,115
◆ 3.00%, 11/15/07	1,100	1,081
◆ 3.13%, 09/15/08	2,000	1,954
◆ 3.13%, 10/15/08	2,000	1,952
◆ 3.38%, 12/15/08	1,000	983
4.00%, 06/15/09	2,000	2,006
■◆ 3.50%, 12/15/09	12,000	11,745
◆ 3.63%, 01/15/10	11,000	10,819
6.50%, 02/15/10	600	667
◆ 5.75%, 08/15/10	2,100	2,274
◆ 5.00%, 02/15/11	9,620	10,079
◆ 4.25%, 11/15/14	5,000	4,954
◆ 4.00%, 02/15/15	6,800	6,607
		224,432

Corporate Bonds 22.6% of net assets

Finance 6.1%

Banking 3.6%

Bumiputra-Commerce Bank		
5.13%, 10/16/13	3,000	3,041
Citigroup, Inc.		
5.00%, 09/15/14	5,000	5,023

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗▮■ **Deutsche Bank Capital Trust, 144A**		
Class B		
4.35%, 03/30/05	10,000	10,050
◗■ **Doral Financial Corp.**		
3.50%, 04/20/05	3,000	3,000
▮■ **Emigrant Bancorp., 144A**		
6.25%, 06/15/14	2,000	2,074
◗■ **Emigrant Capital Trust I, 144A**		
4.95%, 03/10/05	1,000	997
HSBC Finance Corp.		
3.08%, 05/16/05	7,000	7,032
▮■ **Industrial Bank of Korea, 144A**		
4.00%, 05/19/14	1,000	969
■ **JP Morgan Chase & Co.**		
5.13%, 09/15/14	5,000	5,041
◗▮■ **RBS Capital Trust IV**		
3.35%, 03/31/05	3,000	3,057
		40,284
Brokerage 1.5%		
◗▮■ **Credit Suisse Financial Products**		
3.19%, 03/07/05	4,000	4,008
■ **Goldman Sachs Capital I**		
6.35%, 02/15/34	3,000	3,190
Merrill Lynch & Co.		
3.12%, 03/02/05	5,000	5,022
■ **Morgan Stanley**		
4.75%, 04/01/14	5,000	4,877
		17,097
Finance Companies 0.6%		
◗■ **General Electric Capital Corp.**		
2.75%, 03/08/05	5,000	5,034
◗■ **International Lease Finance Corp.**		
3.06%, 04/15/05	2,000	2,010
		7,044
Insurance 0.2%		
◗▮ **Twin Reefs Pass-Through, Section 3C7, 144A**		
3.59%, 03/10/05	2,200	**2,213**
Real Estate Investment Trust 0.2%		
▲◗ **Istar Financial, Inc.**		
3.26%, 03/01/05	2,000	**2,005**

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Industrial 13.0%		
Basic Industry 0.2%		
FMC Corp.		
10.25%, 11/01/09	2,000	**2,275**
Capital Goods 1.7%		
■ **BAE Asset Systems 2001 Asset Trust, 144A**		
Series 2001 Class G		
6.66%, 09/15/13	12,929	14,099
Georgia Pacific		
7.70%, 06/15/15	2,000	2,335
Temple - Inland, Inc.		
5.00%, 05/17/07	3,000	3,032
		19,466
Communications 3.0%		
◗■ **America Movil SA de CV, 144A**		
3.33%, 04/27/05	4,000	4,022
▮■ **Directv Holdings/Finance**		
8.38%, 03/15/13	5,000	5,675
News America, Inc. 144A		
6.20%, 12/15/34	3,000	3,105
▮ **Panamsat Corp.**		
9.00%, 08/15/14	2,000	2,210
Sprint Capital Corp.		
8.38%, 03/15/12	3,000	3,595
▮■ **TCI Communications Financing III**		
9.65%, 03/31/27	3,000	3,429
■ **TCI Communications, Inc.**		
9.80%, 02/01/12	4,000	5,112
■ **Telefonos de Mexico SA, 144A**		
4.50%, 11/19/08	3,000	3,003
■ **Verizon New England, Inc.**		
6.50%, 09/15/11	3,000	3,268
		33,419
Consumer Cyclical 4.6%		
■ **Autonation, Inc.**		
9.00%, 08/01/08	3,000	3,405
CVS Corp.		
5.30%, 01/11/27	9,972	9,915
■ **D.R. Horton, Inc.**		
5.63%, 09/15/14	3,000	3,034
■ **Daimler-Chrysler, NA Holdings**		
8.50%, 01/18/31	2,000	2,556

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Ford Motor Credit Co.		
5.70%, 01/15/10	3,000	2,945
■ 7.38%, 02/01/11	3,000	3,143
General Motors Acceptance Corp.		
5.85%, 01/14/09	5,000	4,959
■ **International Speedway Corp.**		
4.20%, 04/15/09	3,000	2,946
■ **Mandalay Resort Group**		
6.50%, 07/31/09	4,500	4,747
Mohegan Tribal Gaming, 144A		
6.13%, 02/15/13	500	512
▮■ **Ryland Group, Inc.**		
9.13%, 06/15/11	2,500	2,751
Station Casinos, Inc.		
6.00%, 04/01/12	2,000	2,082
▮■ **Standard Pacific Corp.**		
9.50%, 09/15/10	2,000	2,153
■ **Time Warner Entertainment Co.**		
8.88%, 10/01/12	2,000	2,472
Toll Corp.		
▮■ 8.00%, 05/01/09	1,000	1,040
▮■ 8.25%, 02/01/11	2,000	2,163
		50,823
Consumer Non-Cyclical 1.3%		
▮■ **Anheuser Busch Cos, Inc.**		
5.75%, 01/15/11	3,500	3,546
Highmark, Inc., 144A		
6.80%, 08/15/13	2,000	2,197
■ **Manor Care, Inc.**		
8.00%, 03/01/08	1,333	1,462
■ **Miller Brewing Co. 144A**		
5.50%, 08/15/13	5,000	5,169
◗■ **Stater Brothers Holdings**		
5.99%, 03/15/05	2,000	2,065
		14,439
Energy 1.4%		
▮■ **Husky Oil Ltd.**		
8.90%, 08/15/28	6,000	6,738
■ **Phillips Petroleum Co.**		
9.38%, 02/15/11	5,000	6,207
■ **XTO Energy, Inc.**		
5.00%, 01/31/15	3,000	2,980
		15,925
Transportation 0.8%		
■ **Burlington North Santa Fe**		
4.88%, 01/15/15	3,000	2,974
◗■ **Hertz Corp.**		
3.97%, 05/05/05	3,000	3,007
■ **Union Pacific Corp.**		
6.25%, 05/01/34	3,000	3,249
		9,230
Utilities 3.5%		
■ **Appalachian Power Co.**		
Series H		
5.95%, 05/15/33	3,000	3,090
◗■ **Atmos Energy Corp.**		
4.00%, 04/15/05	3,000	2,923
■ **Centerpoint Energy Resources**		
Series B		
7.88%, 04/01/13	3,000	3,547
▮■ **Columbia Energy Group**		
Series F		
7.42%, 11/28/15	5,000	5,216
Energy Transfer Partners		
5.95%, 02/01/15	3,000	3,071
Entergy Gulf States		
2.48%, 12/01/09	2,400	2,402
■ 4.88%, 11/01/11	3,000	2,960
■ **Magellan Midstream Partners**		
5.65%, 10/15/16	3,000	3,047
■ **Ohio Edison Co.**		
5.45%, 05/01/15	4,000	4,061
■ **Pacific Gas and Electric Co.**		
6.05%, 03/01/34	2,000	2,116
■ **Public Services Electric & Gas**		
Series C		
4.00%, 11/01/08	3,000	2,970
Westar Energy, Inc.		
6.00%, 07/01/14	3,258	3,502
		38,905

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Asset-Backed Obligations 21.5% of net assets		
▸■ **Aegis Asset Backed Securities Trust**		
Series 2003-1 Class A1		
3.05%, 03/28/05	6,260	6,292
Ameriquest Finance NIM Trust		
Series 2001-RN4 Class A		
4.60%, 07/25/34	1,108	1,104
Ameriquest Mortgage Securities, Inc.		
Series 2003-13 Class AV2		
3.01%, 03/28/05	15,205	15,266
▸■ **Amortizing Residential Collateral Trust**		
Series 2002-BC6 Class A2		
3.00%, 03/28/05	10,781	10,807
▸■ **Aria CDO I (Jersey) Ltd.**		
Series IA-3 Class B1U5		
3.13%, 04/07/05	6,000	6,035
▸■ **Asset Backed Securities Corp. Home Equity Loan Trust**		
Series 2003-HE1 Class A2		
3.09%, 03/15/05	1,779	1,789
▸ **Capital One Master Trust**		
Series 2001-2 Class C		
3.69%, 03/15/05	6,000	6,030
▸■ **CDC Mortgage Capital Trust**		
Series 2003-HE2 Class M2		
4.55%, 03/28/05	5,410	5,596
▸■ **Centex Home Equity Loan Trust**		
Series 2003-B Class M1		
3.35%, 03/28/05	19,000	19,155
▸■ **Chase Funding Mortgage Loan Asset-Backed**		
Series 2003-2 Class 2A2		
2.93%, 03/28/05	11,180	11,211
Countrywide Asset-Backed Certificates		
▸■ Series 2001-3 Class M1		
3.15%, 03/28/05	2,193	2,195
▸■ Series 2001-BC3 Class M1		
3.20%, 03/28/05	2,959	2,963
▸■ Series 2002-3 Class M1		
3.40%, 03/28/05	4,000	4,020
▸■ **First Franklin Mortgage Loan Asset-Backed Certificates**		
Series 2002-FF3 Class A2		
3.11%, 03/28/05	2,923	2,936

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▸■ **Impac CMB Trust**		
Series 2003-10 Class 1A1		
3.00%, 03/28/05	22,226	22,242
▸■ **Long Beach Mortgage Loan Trust**		
Series 2003-4 Class M3		
4.80%, 03/28/05	5,500	5,630
▸■ **Main Street Warehouse Funding Trust**		
Series 2004-MSD		
4.95%, 03/28/05	8,000	8,013
■ **Master Asset Backed Securities Trust**		
Series 2003-OPT1 Class A2		
3.07%, 03/28/05	5,331	5,350
MBNA Credit Card Master Note Trust		
▸■ Series 2003-B3 Class B3		
2.97%, 03/15/05	10,000	10,061
▸■ Series 2003-C3 Class C3		
3.94%, 03/15/05	4,500	4,605
▸ **Merrill Lynch Mortgage Investors, Inc.**		
Series 2004-WMC1 Class A2		
2.95%, 03/28/05	3,855	3,866
Morgan Stanley ABS Capital I		
Series 2004-NC3N		
6.00%, 03/25/34	659	658
Morgan Stanley Mortgage Loan Trust		
Series 2004-9 Class 4A		
5.65%, 11/25/19	13,978	14,372
▸■ **New Century Home Equity Loan Trust**		
Series 2004-2 Class A3		
2.90%, 03/28/05	19,144	19,156
Novastar NIM Trust		
Series 2004-N1		
4.46%, 02/25/34	1,302	1,304
▸ **Option One Mortgage Loan Trust**		
Series 2003-6 Class A2		
2.98%, 03/25/05	10,484	10,518
▸■ **Provident Bank Home Equity Loan Trust**		
Series 1997-2 Class A5		
2.88%, 03/28/05	1,610	1,611
Residential Asset Mortgage Products, Inc.		
▸■ Series 2003-RS1 Class AII		
3.04%, 03/28/05	4,656	4,674
■ Series 2003-RZ4 Class A4		
4.04%, 03/28/05	11,700	11,653

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Securitized Asset Backed NIM Trust Series 2004-OP2 Class N 5.50%, 08/25/34	2,065	2,053
Sequoia Mortgage Trust ▶Series 2004-4 Class B2 3.50%, 03/21/05	4,000	3,934
▶Series 2004-4 Class-B1 3.10%, 03/21/05	5,000	4,939
▶■**Structured Asset Investment Loan Trust** Series 2003-BC1 Class A2 2.99%, 03/28/05	9,963	9,988
		240,026

Commercial Paper & Other Corporate Obligations 10.1% of net assets	Face Amount	Value
Viacom, Inc. 2.59%, 03/01/05	37,000	37,000
Cox Communications, Inc., Section 4(2) 2.75%, 03/01/05	1,310	1,310
Daimlerchrysler N.A. Holdings 2.65%, 03/14/05	20,950	20,930
General Motors Acceptance Corp. 2.65%, 03/03/05	20,682	20,679
Kinder Morgan Energy Partners, Section 4(2) 2.60%, 03/07/05	25,000	24,989
Atlantis Two Funding Corp. 2.60%, 03/08/05	7,550	7,546
		112,454

Security and Number of Shares	Value ($ x 1,000)
Preferred Stock 2.7% of net assets	
Cobank, ACB, 144A 115,000	6,302
■**Fannie Mae, Series J** 200,000	9,953
■**Fannie Mae, Series O** 50,000	2,777
■**Shell Frontier Oil & Gas, Series D** 35,000	3,500
Zurich Regcaps Funding Trust VI, 144A 80,000	7,754
	30,286

Other Investment Companies 0.1% of net assets	
Provident Institutional Funds— Fed Funds Portfolio 961,307	**961**

End of investments.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short Sales 0.9% of net assets		
U.S. Government Agency Mortgages 0.9%		
Fannie Mae 4.50%, 04/01/35	10,000	**9,600**

End of short sale position.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 14.0% of net assets		
Short-Term Investments 13.8%		
UBS Financial Services, Inc.		
2.59%, 03/01/05	26,693	26,693
West LB Time Deposit		
2.61%, 03/01/05	105,894	105,894
Chase Manhattan Bank Time Deposit		
2.50%, 03/01/05	21,330	21,330
		153,917

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.2%	
Institutional Money Market **Trust** 2,419,338	**2,419**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 2/28/05. All numbers are x 1,000 except number of futures contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
2 Year, Long U.S. Treasury Note, expires 06/30/05	165	34,219	(116)
5 Year, Long U.S. Treasury Note, expires 06/21/05	700	75,305	(678)
10 Year, Short U.S. Treasury Note, expires 06/21/05	250	27,469	308
			(486)

Statement of
Assets and Liabilities

As of February 28, 2005; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (including $151,280 of securities on loan)	$1,386,036
Collateral invested for securities on loan	156,336
Receivables:	
Fund shares sold	1,188
Investments sold	13,895
Investments sold short	9,706
Interest	8,075
Dividends	415
Prepaid expenses	+ 30
Total assets	**1,575,681**

Liabilities

Securities sold short, at value	9,600
Collateral held for securities on loan	156,336
Payables:	
Fund shares redeemed	427
Dividends to shareholders	226
Investments bought	289,750
Due to brokers for futures	180
Investment adviser and administration fees	23
Transfer agent and shareholder service fees	23
Accrued expenses	+ 106
Total liabilities	**456,671**

Net Assets

Total assets	1,575,681
Total liabilities	− 456,671
Net assets	**$1,119,010**

Net Assets by Source

Capital received from investors	1,111,076
Distributions in excess of net investment income	(446)
Net realized capital gains	4,771
Net unrealized capital gains	3,609

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$1,119,010		111,820		$10.01

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $1,382,032.

Includes certain restricted but deemed liquid 144A and Section 4(2) securities worth $88,765, or 7.9% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$198,322
Sales/maturities	$267,440

The fund's long-term government security transactions were:

Purchases	$930,055
Sales/maturities	$814,410

The fund's total security transactions with other Schwab Funds during the period were $21,671.

The proceeds for securities sold short is $9,691.

These derive from investments, futures, swap agreements and short sales.

Federal Tax Data

Portfolio cost	$1,382,510

Net unrealized gains and losses:

Gains	$11,988
Losses	+ (8,462)
	$3,526

As of August 31, 2004:

Undistributed earnings:

Ordinary income	$3,004
Long-term capital gains	$2,969

Statement of
Operations

For September 1, 2004 through February 28, 2005; unaudited. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest	$19,361
Securities on loan	125
Dividends +	454
Total investment income	**19,940**

Net Realized Gains and Losses

Net realized gains on investments sold	13,285
Net realized losses on futures contracts	(296)
Net realized gains on short sales +	3
Net realized gains	**12,992**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Net Unrealized Gains and Losses

Net unrealized losses on investments	(14,349)
Net unrealized losses on futures	(759)
Net unrealized gains on short sales +	91
Net unrealized losses	**(15,017)**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fund's are paid to Charles Schwab & Co., Inc. (Schwab).

Expenses

Investment adviser and administrator fees	1,378
Transfer agent and shareholder service fees	1,340
Trustees' fees	6
Custodian and portfolio accounting fees	66
Professional fees	17
Registration fees	27
Shareholder reports	44
Other expenses +	21
Total expenses	**2,899**

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the annual operating expenses (excluding interest, taxes and certain non-routine expenses) will not exceed 0.55% of the fund's average daily net assets through November 15, 2005.

Increase in Net Assets from Operations

Total investment income	19,940
Net expenses −	2,899
Net investment income	**17,041**
Net realized gains	12,992
Net unrealized losses +	(15,017)
Increase in net assets from operations	**$15,016**

These add up to a net loss on investments of $2,025.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

	9/1/04–2/28/05	9/1/03–8/31/04
Net investment income	$17,041	$32,491
Net realized gains	12,992	10,994
Net unrealized gains or losses +	(15,017)	19,933
Increase in net assets from operations	**15,016**	**63,418**

Distributions Paid

	9/1/04–2/28/05	9/1/03–8/31/04
Dividends from net investment income	17,496	34,327
Distributions from net realized gains +	12,616	35,223
Total distributions	**$30,112**	**$69,550**

The tax-basis components of distributions for the period ended 08/31/04 are:

Ordinary income	$50,360
Long-term capital gains	$19,190

Transactions in Fund Shares

	9/1/04–2/28/05		9/1/03–8/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	15,428	$155,886	20,689	$209,609
Shares reinvested	2,848	28,707	6,912	69,703
Shares redeemed +	(9,130)	(92,279)	(25,382)	(256,531)
Net transactions in fund shares	**9,146**	**$92,314**	**2,219**	**$22,781**

Shares Outstanding and Net Assets

	9/1/04–2/28/05		9/1/03–8/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	102,674	$1,041,792	100,455	$1,025,143
Total increase +	9,146	77,218	2,219	16,649
End of period	**111,820**	**$1,119,010**	**102,674**	**$1,041,792**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $446 for the current period and net investment income not yet distributed in the amount of $9 for the prior period.

Percent of fund shares owned by other SchwabFunds as of the end of the current period:

Schwab MarketTrack Portfolios

Growth Portfolio	7.9%
Balanced Portfolio	16.4%
Conservative Portfolio	13.9%

Schwab Annuity Portfolios

Growth Portfolio II	0.4%

Schwab GNMA Fund™

Financial Statements

Financial Highlights

Investor Shares	9/1/04–2/28/05*	9/1/03–8/31/04	3/3/03[1]–8/31/03
Per-Share Data ($)			
Net asset value at beginning of period	9.78	9.69	10.00
Income from investment operations:			
Net investment income	0.17	0.16	0.06
Net realized and unrealized gains or losses	(0.04)	0.26	(0.17)
Total income or loss from investment operations	0.13	0.42	(0.11)
Less distributions:			
Dividends from net investment income	(0.19)	(0.33)	(0.20)
Net asset value at end of period	9.72	9.78	9.69
Total return (%)	1.34[2]	4.39	(1.11)[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.74[3]	0.51	–
Gross operating expenses	1.04[3]	1.11	0.99[3]
Net investment income	3.41[3]	1.89	1.37[3]
Portfolio turnover rate	73[2]	199	105[2]
Net assets, end of period ($ x 1,000,000)	18	18	21

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	9/1/04–2/28/05*	9/1/03–8/31/04	3/3/03[1]–8/31/03
Per-Share Data ($)			
Net asset value at beginning of period	9.78	9.69	10.00
Income from investment operations:			
Net investment income	0.18	0.17	0.06
Net realized and unrealized gains or losses	(0.04)	0.26	(0.17)
Total income or loss from investment operations	0.14	0.43	(0.11)
Less distributions:			
Dividends from net investment income	(0.20)	(0.34)	(0.20)
Net asset value at end of period	9.72	9.78	9.69
Total return (%)	1.44[2]	4.53	(1.11)[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.55[3]	0.37	–
Gross operating expenses	0.89[3]	0.96	0.83[3]
Net investment income	3.61[3]	2.03	1.37[3]
Portfolio turnover rate	73[2]	199	105[2]
Net assets, end of period ($ x 1,000,000)	20	19	28

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of February 28, 2005, unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http:/www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

▲ Delayed-delivery security

◗ Variable-rate security

■ All or a portion of this security is held as collateral for delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
96.7%	Mortgage-Backed Securities	35,787	36,146
4.5%	Asset-Backed Obligations	1,665	1,666
3.3%	U.S. Government Securities	1,261	1,251
1.9%	Commercial Paper & Other Corporate Obligations	700	700
1.0%	Other Investment Companies	390	390
107.4%	Total Investments	39,803	40,153
(2.6)%	Short Sales	(978)	(969)
(4.8)%	Other Assets and Liabilities		(1,798)
100.0%	Net Assets		37,386

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Mortgage-Backed Securities 96.7% of net assets

U.S. Government Agency Mortgages 96.7%

	Face Amount	Value
Fannie Mae		
6.00%, 11/1/34	484	497
6.50%, 03/1/32	958	998
Ginnie Mae		
■ 5.00%, 02/15/18 to 12/15/34	7,413	7,418
■ 5.50%, 11/15/18 to 12/15/34	12,167	12,408
■ 6.00%, 04/15/28 to 03/15/34	5,827	6,024
■ 6.50%, 05/15/24 to 10/15/32	3,079	3,234
■ 7.00%, 11/15/23 to 08/15/31	1,526	1,621
■ 7.50%, 07/15/23 to 03/15/28	608	656
■ 8.00%, 06/15/05 to 08/15/09	301	312
8.50%, 08/15/27 to 12/15/29	84	91
9.00%, 01/15/30 to 06/15/30	44	48
TBA		
▲ 5.00%, 04/01/35	1,300	1,291
▲ 6.00%, 03/01/35	1,500	1,548
		36,146

Asset-Backed Obligations 4.5% of net assets

	Face Amount	Value
◗ **Ameriquest Finance NIM Trust**		
Series 2001-RN4 Class A		
4.60%, 03/25/05	101	100
◗ **Countrywide Asset Backed Certificates**		
Series 2003-2 Class M2		
4.32%, 03/28/05	125	128
Fremont NIM Trust		
Series 2004-D Class N1		
4.50%, 06/25/06	363	363

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Morgan Stanley ABS Capital I		
Series 2004-NC1N		
7.00%, 12/25/33	53	53
Series 2004-NC3N		
6.00%, 03/25/34	56	56
Novastar NIM Trust		
Series 2004-N1		
4.46%, 02/25/34	195	196
Novastar NIM Trust, 144A		
Series 2004-N3		
3.97%, 03/25/35	623	623
◗ **Option One Mortgage Loan Trust**		
Series 2003-3 Class M2		
4.25%, 03/28/05	100	102
Sharps SP I L.L.C. Net Interest Margin Trust		
Series 2004-HE2N Class NA		
5.43%, 10/25/34	45	45
		1,666

U.S. Government Securities 3.3% of net assets

U.S. Treasury Bills		
2.19%, 03/10/05	15	15
U.S. Treasury Notes		
3.13%, 01/31/07	750	744
3.63%, 01/15/10	500	492
		1,251

Commercial Paper & Other Corporate Obligations 1.9% of net assets

Cox Communications, Inc., Section 4(2)		
2.75%, 03/01/05	700	**700**

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 1.0% of net assets	
Provident Institutional Funds— Fed Funds Portfolio 389,950	**390**

End of investments.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short Sales 2.6% of net assets		
U.S. Government Agency Mortgages 2.6%		
Ginnie Mae TBA		
4.50%, 04/01/35	1,000	**969**

End of short sale position.

 See financial notes.

Statement of
Assets and Liabilities

As of February 28, 2005; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$40,153
Receivables:	
Fund shares sold	109
Interest	168
Investments sold short	+ 980
Total assets	**41,410**

Liabilities

Securities sold short, at value	969
Payables:	
Fund shares redeemed	116
Dividends to shareholders	28
Investments bought	2,865
Accrued expenses	+ 46
Total liabilities	**4,024**

Net Assets

Total assets	41,410
Total liabilities	− 4,024
Net assets	**$37,386**

Net Assets by Source

Capital received from investors	38,986
Distributions in excess of net investment income	(88)
Net realized capital losses	(1,871)
Net unrealized capital gains	359

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷ Shares Outstanding	= NAV
Investor Shares	$17,823	1,834	$9.72
Select Shares	$19,563	2,013	$9.72

Unless stated, all numbers are x 1,000.

The fund's amortized cost for these securities was $39,803.

Includes certain restricted but deemed liquid 144A and Section 4(2) securities worth $1,323, or 3.5% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$1,158
Sales/maturities	$693

The fund's long-term government security transactions were:

Purchases	$27,887
Sales/maturities	$26,761

The proceeds for securities sold short is $978.

These derive from investments, futures, and short sales.

Federal Tax Data

Portfolio cost	$39,803

Net unrealized gains and losses:

Gains	$449
Losses	+ (99)
	$350

As of August 31, 2004:

Undistributed earnings:

Ordinary income	$32
Long-term capital gains	$−

Unused capital losses:
Expires 08/31 of:

2012	$1,405
Deferred capital losses	$535

Statement of
Operations

For September 1, 2004 through February 28, 2005; unaudited. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest	$748
Dividends	+ 3
Total investment income	**751**

Net Realized Gains and Losses

Net realized gains on investments sold	51
Net realized gains on futures contracts	+ 22
Net realized gains	**73**

Net Unrealized Gains and Losses

Net unrealized losses on investments	(232)
Net unrealized losses on futures	(5)
Net unrealized gains on short sales	+ 9
Net unrealized losses	**(228)**

Expenses

Investment adviser and administrator fees	81
Transfer agent and shareholder service fees:	
Investor Shares	22
Select Shares	9
Trustees' fees	4
Custodian and portfolio accounting fees	22
Professional fees	17
Registration fees	13
Shareholder reports	2
Other expenses	+ 4
Total expenses	174
Expense reduction	− 58
Net expenses	**116**

Increase in Net Assets from Operations

Total investment income	751
Net expenses	− 116
Net investment income	**635**
Net realized gains	73
Net unrealized losses	+ (228)
Increase in net assets from operations	**$480**

Calculated as a percentage of average daily net assets: 0.45% of the first $500 million, 0.40% of the next $500 million and 0.375% over $1 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM). Prior to November 15, 2004, these fees were calculated as 0.45% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., (Schwab).

For the fund's independent trustees only.

Includes $54 from the investment adviser (CSIM) and $4 from the transfer agent and shareholder service agent (Schwab). CSIM and Schwab has guaranteed through November 15, 2005 to limit the annual operating expenses.

Share Class	% of Average Daily Net Assets
Investor Shares	0.74%
Select Shares	0.55%

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net loss on investments of $155.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

		9/1/04–2/28/05	9/1/03–8/31/04
Net investment income		$635	$826
Net realized gains or losses		73	(345)
Net unrealized gains or losses	+	(228)	1,303
Increase in net assets from operations		**480**	**1,784**

Distributions Paid

Dividends from Net Investment Income			
Investor Shares		348	653
Select Shares	+	381	797
Total dividends from net investment income		**$729**	**$1,450**

The tax-basis components of distributions for the period ended 08/31/04 are:

Ordinary income	$1,450
Long-term capital gains	$–

The difference of net investment income between financial statement and tax purposes for the period ended 08/31/04 is:

Paydown losses	$630

Transactions in Fund Shares

		9/1/04–2/28/05		9/1/03–8/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		260	$2,541	619	$6,060
Select Shares	+	409	3,997	810	7,918
Total shares sold		**669**	**$6,538**	**1,429**	**$13,978**
Shares Reinvested					
Investor Shares		28	$276	58	$560
Select Shares	+	30	291	65	640
Total shares reinvested		**58**	**$567**	**123**	**$1,200**
Shares Redeemed					
Investor Shares		(254)	($2,486)	(1,022)	($9,955)
Select Shares	+	(357)	(3,491)	(1,872)	(18,228)
Total shares redeemed		**(611)**	**($5,977)**	**(2,894)**	**($28,183)**
Net transactions in fund shares		**116**	**$1,128**	**(1,342)**	**($13,005)**

Shares Outstanding and Net Assets

		9/1/04–2/28/05		9/1/03–8/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		3,731	$36,507	5,073	$49,178
Total increase or decrease	+	116	879	(1,342)	(12,671)
End of period		**3,847**	**$37,386**	**3,731**	**$36,507**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $88 for the current period and net investment income not yet distributed in the amount of $6 for the prior period.

See financial notes. 61

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Investments, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Both Schwab YieldPlus Fund® and Schwab GNMA Fund™ offer two share classes: Investor Shares and Select Shares®. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Short-Term Bond Market Fund™ and Schwab Total Bond Market Fund™ each offers one share class.

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

The Trust and Its Funds

This list shows all of the funds included in Schwab Investments. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

Schwab 1000 Fund
Schwab YieldPlus Fund
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab GNMA Fund
Schwab Tax-Free YieldPlus Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Tax-Free YieldPlus Fund
Schwab California Short/Intermediate
  Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are substantially equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may enter into swap agreements. In these transactions, a fund and a counterparty agree to swap payments that are based on two different rates. The counterparty is typically a large financial institution, and the term of the swap is specified in advance. For example, a fund may agree that for six months it will pay the counterparty the equivalent of the interest on a given amount invested at LIBOR (the London Interbank Offered Rate). In exchange, the counterparty might agree to pay a fund the equivalent of the same amount invested in a certain bond index during this same six months.

Swap agreements carry certain risks. Because the net gains or losses stemming from a swap agreement depend on the movements of one rate relative to another, a fund could experience unanticipated losses if one or both rates failed to behave as expected. A fund also could lose money if a counterparty failed to honor the terms of a swap agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. Government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may also sell securities short (sell securities they do not own). When they do so, the funds also place assets worth at least 100% of the value of the short securities into segregated accounts, as collateral. If the market value of the short securities subsequently falls, the funds can realize a gain by closing the position. However, if the value rises, the funds typically would have to add to their collateral or close out their short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from

one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBAs may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in a fund's other assets.

The funds may enter into mortgage dollar roll transactions. In these transactions, a fund sells mortgage-backed securities for delivery in the current month and simultaneously agrees to buy back, on a given date in the future, securities of a similar type, coupon rate and maturity. Dollar roll transactions involve the risk that the market value of the security sold short by the fund may decline below the repurchase price of similar securities.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. For instance, a fund may let other Schwab Funds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios.

The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of paydown gains and losses and amortization of bond discounts and premiums. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

> **Bonds and notes:** valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

Securities for which no quoted value is available: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees. In the determination of a fair valuation the guidelines include but are not limited to the use of analytical data, business conditions, recent trades, general and/or specific market trends and any emergency or significant events that would have a material impact on the value of the security.

Swap agreements: swaps may be valued based on a model that constructs curves, such as swap yield curves, based on market data, and that uses the curves to calculate prices. Or swaps may be valued based on dealer quotes.

Futures and forwards: open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

Short-term securities (60 days or less to maturity): valued at amortized cost.

If a fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued on securities sold short is recorded as an expense on the fund's records.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved. Gains and losses from paydowns on mortgage and asset backed securities are recorded as adjustments to interest income.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 52 as of 2/28/05) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust, United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc. *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Life Insurance Company. *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Assistant to the President, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset-backed securities Bond or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

average rate The average rate of interest paid annually by the fixed-income securities in a fund or portfolio.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

call An early repayment of a bond's principal by the issuer, usually done because the issuer is able to refinance its bond debt at a lower rate.

call protection A term used in reference to a bond that cannot be called by the issuer before maturity, or at least for many years from the present date. A bond that offers call protection can more reliably be expected to provide a given yield over a given number of years than a bond that could be called (assuming both bonds are of the same credit quality).

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

certificate of participation A municipal bond that is repaid from an annual budget appropriation rather than being backed by the full faith and credit of the issuer.

coupon, coupon rate The annual rate of interest paid until maturity by the issuer of a debt security.

credit quality The capacity of an issuer to make its interest and principal payments. See chart below.

credit risk The risk that a bond issuer may be unable to pay interest or principal to its bondholders.

discount rate The implied rate on a debt security that does not pay interest but is bought at a discount and redeemed at face value when it matures.

Credit Ratings

Most major bond issuers arrange with a recognized independent rating organization, such as Standard & Poor's (S&P) or Moody's Investors Service, to rate the creditworthiness of their bonds. The spectrum of these ratings is divided into two major categories: investment grade and below investment grade (sometimes called "junk bonds"). Bonds rated below investment grade range from those that are considered to have some vulnerability to default to those that appear on the brink of default or are in default.



	Credit Quality		Capacity to Make Payments
Investment Grade Bonds	AAA		Strongest
	AA		
	A		
	BBB		Adequate
Below Investment Grade Bonds	BB		Somewhat speculative
	B		
	CCC		
	CC		Highly speculative
	C		
	D		In default

dividend Money from earnings that is distributed to shareholders as a given amount per share.

duration A measure of a bond's sensitivity to interest rates. Calculations of duration generally take into account the investment's yield, interest payments, maturity date and call features. Like maturity, duration is expressed in years, but is more accurate than maturity in determining the effect of interest rate movements on a bond investment's price. The duration of a portfolio equals the market value weighted average of the duration of the bonds held in the portfolio.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

general obligation bonds Municipal bonds that are secured by the issuer's full faith and credit, which typically is backed by the power of the issuer to levy taxes.

interest Payments to bondholders (usually made twice a year) as compensation for loaning the bond principal to the issuer.

interest rate risk The risk that a bond's value will fluctuate if market interest rates change or are expected to change. Bond prices tend to move in the opposite direction of interest rates: when interest rates rise, bond prices tend to fall.

market risk Those elements of risk that are common to all securities in an asset class, and therefore cannot be significantly reduced by diversification within the asset class. Also known as "systematic risk."

maturity The date a bond is scheduled to be "retired" and its principal amount returned to the bondholder.

mortgage-backed securities Bond or other debt securities that represent ownership in a pool of mortgage loans.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

prepayment risk The risk that a mortgage-backed security may be paid off early, typically because interest rates have fallen and the homeowners who hold the underlying mortgages have refinanced those mortgages at lower rates. In this type of situation, the investor who held the mortgage-backed security will usually have to settle for a lower rate when reinvesting the principal.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue bonds Municipal bonds that are issued to finance public works projects and are secured by revenue generated by the project (such as water and sewer fees) rather than the full faith and credit of the issuer.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% ($4.5\% \div [1 - 0.25\%] = 6.0\%$).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

weighted average maturity For mutual funds, the maturity of all the bonds in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

yield to maturity The annualized rate of return a bondholder could expect if the bond were held to maturity. In addition to interest payments, yield to maturity also factors in any difference between a bond's current price and its principal amount, or face value.

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab® Institutional Select® Funds
   Schwab® Institutional Select® S&P 500 Fund
   Schwab® Institutional Select® Large-Cap Value Index Fund
   Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

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[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor

Charles Schwab & Co., Inc. (Schwab)

Funds

Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Printed on recycled paper.
RE 13480-09

Schwab Tax-Free Bond Funds

Semiannual Report

February 28, 2005

Schwab Tax-Free
YieldPlus Fund™

Schwab Short/Intermediate
Tax-Free Bond Fund™

Schwab Long-Term
Tax-Free Bond Fund™

Schwab California Tax-Free
YieldPlus Fund™

Schwab California
Short/Intermediate
Tax-Free Bond Fund™

Schwab California Long-Term
Tax-Free Bond Fund™

charles SCHWAB

Six funds designed to offer tax-free income.[1]

In this report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).
[1] A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income taxes as well.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I am a big fan of mutual funds and have been throughout my 40-year career. During this time, the mutual fund market has grown, with investors today having nearly 17,000 funds from which to choose.

I also have advocated the need to take a long-term view of investing, as well as the importance of developing and maintaining an asset allocation plan. I continue to believe that mutual funds are excellent vehicles to help you build a diversified portfolio in keeping with your goals. More specifically, bond funds can fill the fixed income portion of your asset allocation plan while helping to cushion the impact of more volatile asset classes.

We have developed Schwab bond funds that are designed to deliver both performance and value. Our range of tax-free bond funds is designed to help investors in higher tax brackets retain more of what they earn. We recently introduced two new bond funds that can help you meet your long-term cash management needs: Schwab Tax-Free YieldPlus Fund™ and Schwab California Tax-Free YieldPlus Fund™. These funds generally do not invest in securities that generate income subject to the Alternative Minimum Tax (AMT).

As to value, I'd like to remind you that many of the Schwab Funds®, including the two new funds mentioned above, offer Select Shares®, a share class that carries lower expenses in exchange for higher investment minimums.

In closing, I want to remind you that our commitment to our shareholders will not change. Thank you for investing with us.

Sincerely,

Charles Schwab

Management's Discussion for the six months ended February 28, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

In terms of new products, we recently introduced two new tax-free bond funds: Schwab Tax-Free YieldPlus Fund™ and Schwab California Tax-Free YieldPlus Fund™. These funds are designed to help you get more from your long-term cash investments. Further, in response to growing investor concern over the federal alternative minimum tax (AMT), neither of these two funds has invested in securities that generate income subject to AMT.

I'm also happy to announce that Schwab Funds has launched another equity fund. The Schwab Premier Equity Fund™ is the newest addition to the actively managed Schwab Funds that use Schwab Equity Ratings®.

To reiterate what Chuck Schwab said about providing great value to our shareholders, our two new funds—the Schwab Tax-Free YieldPlus Fund and the Schwab California Tax-Free YieldPlus Fund—as well as the Schwab YieldPlus Fund® and the Schwab GNMA Fund™ offer Select Shares®.

I speak for all of Schwab Funds, when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can always trust to watch out for their best interests.

I continue to look for more ways to offer you relevant choices and value. Your trust is very important to us, and I will do all I can to maintain that trust. Thank you for investing in Schwab Funds.

Sincerely,



Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Joanne Larkin, at right, a vice president of the investment adviser, has had overall management responsibility for the funds since their inception. She joined the firm in 1992, and has worked in fixed-income asset management and research since 1984.

Kim Daifotis, CFA, at left, a senior vice president and chief investment officer, fixed income, of the investment adviser, co-manages the tax-free YieldPlus funds. He joined the firm in 1997, and has worked in fixed-income asset management and research since 1982.

The Investment Environment and the Funds

Oil prices hit highs never seen before, the Federal Reserve raised short-term interest rates to curb inflationary pressures, and GDP showed impressive growth. As expected in this type of economic environment, short/intermediate bonds went up in yield and down in price. What wasn't expected was how little these events affected long-term bonds, which traded in a narrow range throughout the six-month report period.

Early in the period, investors were heartened when oil prices dipped and major summer events—both political conventions and the Olympics in Greece—went off without any terrorism. Unfortunately, the brief respite in oil prices was short-lived. Strengthening global demand for oil, particularly in the Pacific Rim, and supply constraints in the wake of the Florida hurricanes, drove crude prices to record highs, above $50 per barrel in late October. After that crude prices backed off to the mid-$40 range, as supply concerns dissipated, but then spiked upwards again in mid-February.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path. The caution surrounding the economic outlook and geopolitical environment began to dissipate just prior to the beginning of the report period and firms, unable to continue boosting productivity by restraining hiring, added more than two million new jobs during 2004. Moreover, many leading indicators, such as the Institute for Supply Management's business

Yields of Municipal Securities: Effective Yields of Five-Year and 30-Year Municipal Bonds



- 5-Year AAA GO Bond
- 30-Year Bond Buyer 40 Index

As the Fed raised short-term interest rates, the spread tightened.

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.

Performance at a Glance

Total return for the six months ended 2/28/05, except where noted.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Tax-Free YieldPlus Fund™

Total return for 12/16/04 – 2/28/05

Investor Shares	**0.33%**
Select Shares®	**0.33%**
Benchmark	**0.08%**
Fund Category[1]	**-0.08%**

Performance Details . . . . . . page 7-8

Schwab Short/Intermediate Tax-Free Bond Fund™ . . . . . **-0.10%**

Benchmark	**-0.13%**
Fund Category[1]	**0.22%**

Performance Details . . . . page 10

Schwab Long-Term Tax-Free Bond Fund™ **1.61%**

Benchmark	**2.40%**
Fund Category[1]	**2.29%**

Performance Details . . . . page 12

activity surveys suggested further improvement, while continuing claims for unemployment benefits remained near cyclical lows.

Consumer sentiment rebounded, the labor market continued to sustain consumer spending, and corporate liquidity remained positive. Though some adverse effects of high oil and commodity prices earlier in the year may have hampered growth and stirred inflationary pressures, strong productivity growth and slack in the economy have thus far kept a lid on inflation.

Amid signs of solidly expanding output and improved hiring, the Fed began to take the Fed funds rate higher. The rate was raised in June and August, as well as another four times since then, ending the report period at a still-moderate 2.50%. The moves have had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the increases began.

The Fed's action led investors to expect that rates would continue to rise, causing the yield curve to flatten considerably at the front end: the 2-year Treasury Note increased about 1.20% during the period, while the 10-year Treasury Note declined about 0.26%. Fed chief Alan Greenspan called it a conundrum as to why in this type of economy longer rates on bond yields haven't gone up more. Other experts suggested that the slight inflation we're seeing remains contained, and the Fed won't let it get out of control.

Muni yields traded in a relatively narrow range, with short rates trending upwards. The muni yield curve continued to flatten, with rates rising at the short end on the likelihood that there will be more interest rate hikes. Generally speaking, a flattening trend in the yield curve suggests that investors believe economic activity will slow, though the curve is still steep enough to suggest modest growth.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income tax as well.

[1] Source for category information: Morningstar, Inc.

Performance at a Glance

Total return for the six months ended 2/28/05, except where noted.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab California Tax-Free YieldPlus Fund™

Total return for 12/16/04 – 2/28/05
Investor Shares **0.22%**
Select Shares **0.22%**
Benchmark **0.08%**
Fund Category[1] **0.07%**

Performance Details . . . . page 14-15

Schwab California Short/Intermediate Tax-Free Bond Fund™ **0.29%**
Benchmark. . . . . **-0.13%**
Fund Category[1] **1.21%**

Performance Details . . . . page 17

Schwab California Long-Term Tax-Free Bond Fund™ **2.60%**
Benchmark **2.40%**
Fund Category[1] **2.82%**

Performance Details . . . . page 19

Within this economic scenario, there were several unknowns, including the escalating price of oil, variable monthly employment numbers, and the direction that interest rates would take. We were of the opinion that interest rates would move higher and we managed our portfolios accordingly.

The Schwab Tax-Free YieldPlus Fund and the Schwab California Tax-Free YieldPlus Fund were launched on December 16, 2004. Performance numbers are since inception, not for the full six-month report period.

The Schwab Tax-Free YieldPlus Fund and the Schwab California Tax-Free YieldPlus Fund beat their benchmark, the Lehman Brothers 1-Year Municipal Bond Index, for the period since inception. All the bonds purchased by the funds were investment grade. Our credit-research group, however, was able to find opportunities in the lower-rated end of the investment-grade spectrum and selected names that performed well in this economic environment. Furthermore, neither fund invested in securities that generate income subject to the AMT.

Schwab Short/Intermediate Tax-Free Bond Fund and Schwab Long-Term Tax-Free Bond Fund had mixed results relative to their respective benchmarks. The long-term fund had positive returns, but fell short of its benchmark and the category average. The short/intermediate fund slightly beat its benchmark, lagged the category and was slightly down for the six-month period. We managed the funds conservatively, buying high-quality AA or better paper, including essential services such as water and sewer bonds. (Approximately 70% of the holdings in the funds were AA or higher.) We also kept the duration short-to-neutral relative to our peers.

The Schwab California Short/Intermediate Tax-Free Bond Fund and Schwab California Long-Term Tax-Free Bond Fund beat their respective benchmarks, but fell short of the category averages. The positive performance relative to their benchmarks was partially due to the three major

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income tax as well.

[1] Source for category information: Morningstar, Inc.

The muni yield curve continued to flatten, with rates rising at the short end on the likelihood that there will be more interest rate hikes.

credit-rating agencies upgrading their California ratings. The upgrades served to tighten the credit-quality spreads, which contributed to California's general obligation bonds outperforming their national counterparts. Similar to how we managed the national funds, these funds also were managed conservatively, and we kept the duration short-to-neutral relative to our peers. This approach also led us to buy essential services, such as water and sewer bonds.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Yield Advantage of Munis over Treasurys: For Five-Year Bonds; Tax Brackets Shown are the Highest Applicable

Demand was strong throughout the period, with munis outperforming Treasurys. By the end of the period, the spread relationship between munis and Treasurys was at a historic low.

This chart shows how much more the average five-year muni yielded than the average five-year Treasury after federal (or combined California and federal) income tax.

Data source: Bloomberg L.P.



Schwab Tax-Free YieldPlus Fund™

Investor Shares Performance as of 2/28/05

Total Returns[1, 2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**
■ Benchmark: **Lehman Brothers 1-Year Municipal Bond Index**
■ Fund Category: **Morningstar Municipal National Intermediate/Short Bond**



Since Inception (12/16/04)

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

■ $10,033 **Investor Shares**
■ $10,008 **Lehman Brothers 1-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 2/28/05

Total Returns[1,2]

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**

■ Benchmark: **Lehman Brothers 1-Year Municipal Bond Index**

■ Fund Category: **Morningstar Municipal National Intermediate/Short Bond**



Since Inception (12/16/04)

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $50,167 **Select Shares**

■ $50,038 **Lehman Brothers 1-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/05

Statistics

Number of Holdings	75
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	
Investor Shares	2.24%
Select Shares	2.24%
30-Day SEC Yield–No Waiver[3]	
Investor Shares	1.56%
Select Shares	1.71%
Taxable-Equivalent Yield[4]	
Investor Shares	3.45%
Select Shares	3.45%
Weighted Average Maturity	0.9 yrs
Weighted Average Duration	0.8 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate[5]	0%
Minimum Initial Investment	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 17.1% **Variable-Rate Demand Notes**
- 16.8% **Revenue Bonds**
- 16.5% **Put Bonds**
- 12.7% **Tax-Exempt Commercial Paper**
- 11.4% **Bond Anticipation Notes**
- 5.7% **Variable-Rate Tender Option Bonds**
- 5.6% **Tax & Revenue Anticipation Notes**
- 4.1% **General Obligation Bonds**
- 3.5% **Fixed-Rate Tender Option Bonds**
- 3.0% **Revenue Anticipation Notes**
- 3.6% **Other**

By Credit Quality[6]



- 34.5% **AAA**
- 7.8% **AA**
- 16.7% **A**
- 6.2% **BBB**
- 34.6% **Short-Term Ratings**
- 0.2% **Unrated Securities**

By Maturity



- 50.8% **0-6 Months**
- 24.1% **7-18 Month**
- 25.1% **More than 18 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/05, and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been waived by CSIM and Schwab and are guaranteed to be 0.00% from 12/16/04 (commencement of operations) through 5/01/05. The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been absorbed by CSIM and Schwab.

[4] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.00%). Your tax rate may be different.

[5] Not annualized.

[6] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Short/Intermediate Tax-Free Bond Fund™

Performance as of 2/28/05

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

■ **Fund**
■ Benchmark: **Lehman Brothers 3-Year Municipal Bond Index**
■ Fund Category: **Morningstar Municipal Short Bond**



The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

■ $15,379 **Fund**
■ $15,881 **Lehman Brothers 3-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Short/Intermediate Tax-Free Bond Fund

Fund Facts as of 2/28/05

Statistics

Number of Holdings	61
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	2.31%
Taxable-Equivalent Yield[3]	3.55%
12-Month Distribution Yield[2]	2.67%
Weighted Average Maturity	4.6 yrs
Weighted Average Duration	3.2 yrs
Weighted Average Credit Quality	AAA
Portfolio Turnover Rate[4]	0%
Minimum Initial Investment	$2,500
($1,000 for custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 55.0% **Revenue Bonds**
- 21.5% **General Obligation Bonds**
- 15.2% **Certificates of Participation**
- 4.9% **Variable-Rate Demand Notes**
- 2.1% **Put Bonds**
- 1.1% **Special Tax Bonds**
- 0.2% **Other Investment Companies**

By Credit Quality[5]



- 71.1% **AAA**
- 14.8% **AA**
- 10.8% **A**
- 1.7% **BBB**
- 1.6% **Short-Term Ratings or Unrated Securities**

By Maturity



- 1.7% **0-6 Months**
- 43.2% **7-36 Month**
- 24.7% **37-60 Months**
- 30.4% **More than 60 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/05 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.00%). Your tax rate may be different.

[4] Not annualized.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Long-Term Tax-Free Bond Fund™

Performance as of 2/28/05

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

- ■ **Fund**
- ■ Benchmark: **Lehman Brothers General Municipal Bond Index**
- ■ Fund Category: **Morningstar Municipal National Long Bond**



	6 Months	1 Year	5 Years	10 Years
Fund	1.61%	2.02%	7.70%	6.17%
Benchmark	2.40%	2.96%	7.17%	6.51%
Fund Category	2.29%	2.29%	6.35%	5.53%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

- ■ $18,209 **Fund**
- ■ $18,800 **Lehman Brothers General Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Long-Term Tax-Free Bond Fund

Fund Facts as of 2/28/05

Statistics

Number of Holdings	53
Style Assessment[1]	
Interest Rate Sensitivity	Long
Credit Quality	High
30-Day SEC Yield[2]	3.78%
30-Day SEC Yield–No Waiver[3]	3.77%
Taxable-Equivalent Yield[4]	5.82%
12-Month Distribution Yield[2]	3.93%
Weighted Average Maturity	11.9 yrs
Weighted Average Duration	5.3 yrs
Weighted Average Credit Quality	AAA
Portfolio Turnover Rate[5]	0%
Minimum Initial Investment	$2,500
($1,000 for custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 64.6% **Revenue Bonds**
- 21.4% **General Obligation Bonds**
- 6.5% **Variable-Rate Demand Notes**
- 5.2% **Certificates of Participation**
- 2.3% **Put Bonds**

By Credit Quality[6]



- 76.9% **AAA**
- 11.4% **AA**
- 10.4% **A**
- 1.3% **BBB**

By Maturity



- 6.5% **0-1 Year**
- 17.4% **2-10 Years**
- 72.3% **11-20 Years**
- 3.8% **21-30 Years**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/05 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.00%). Your tax rate may be different.

[5] Not annualized.

[6] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab California Tax-Free YieldPlus Fund™

Investor Shares Performance as of 2/28/05

Total Returns[1, 2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**
■ Benchmark: **Lehman Brothers 1-Year Municipal Bond Index**
■ Fund Category: **Morningstar Municipal California Intermediate/Short Bond**



Since Inception (12/16/04)

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

■ $10,022 **Investor Shares**
■ $10,008 **Lehman Brothers 1-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab California Tax-Free YieldPlus Fund

Select Shares® Performance as of 2/28/05

Total Returns[1, 2]

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**
■ Benchmark: **Lehman Brothers 1-Year Municipal Bond Index**
■ Fund Category: **Morningstar Municipal California Intermediate/Short Bond**



Since Inception (12/16/04)

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $50,109 **Select Shares**
■ $50,038 **Lehman Brothers 1-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/05

Statistics

Number of Holdings	75
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	
Investor Shares	2.22%
Select Shares	2.22%
30-Day SEC Yield–No Waiver[3]	
Investor Shares	1.57%
Select Shares	1.72%
Taxable-Equivalent Yield[4]	
Investor Shares	3.81%
Select Shares	3.81%
Weighted Average Maturity	1.2 yrs
Weighted Average Duration	0.9 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate[5]	3%
Minimum Initial Investment	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 33.4% **Variable-Rate Demand Notes**
- 24.3% **Revenue Bonds**
- 20.0% **Put Bonds**
- 10.2% **Tax-Exempt Commercial Paper**
- 3.8% **Tax & Revenue Anticipation Notes**
- 3.5% **Certificates of Participation**
- 1.9% **Revenue Anticipation Notes**
- 1.8% **Variable-Rate Tender Option Bonds**
- 1.1% **General Obligation Bonds**

By Credit Quality[6]



- 32.1% **AAA**
- 36.8% **AA**
- 13.0% **A**
- 2.1% **BBB**
- 16.0% **Short-Term Ratings**

By Maturity



- 54.8% **0-6 Months**
- 4.2% **7-18 Month**
- 21.3% **19-30 Months**
- 19.7% **More than 30 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/05, and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been waived by CSIM and Schwab and are guaranteed to be 0.00% from 12/16/04 (commencement of operations) through 5/01/05. The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been absorbed by CSIM and Schwab.

[4] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.70%). Your tax rate may be different.

[5] Not annualized.

[6] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab California Short/Intermediate Tax-Free Bond Fund™

Performance as of 2/28/05

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

■ **Fund**

■ Benchmark: **Lehman Brothers 3-Year Municipal Bond Index**

■ Fund Category: **Morningstar Municipal California Intermediate/Short Bond**



	6 Months	1 Year	5 Years	10 Years
Fund	0.29%	0.38%	4.39%	4.49%
Benchmark	-0.13%	0.15%	4.58%	4.73%
Fund Category	1.21%	1.15%	5.21%	5.01%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

■ $15,516 **Fund**

■ $15,881 **Lehman Brothers 3-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/05

Statistics	
Number of Holdings	62
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	2.44%
Taxable-Equivalent Yield[3]	4.19%
12-Month Distribution Yield[2]	3.03%
Weighted Average Maturity	4.3 yrs
Weighted Average Duration	3.1 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate[4]	0%
Minimum Initial Investment	$2,500
($1,000 for custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 61.5% **Revenue Bonds**
- 16.1% **General Obligation Bonds**
- 14.1% **Certificates of Participation**
- 4.5% **Put Bonds**
- 3.6% **Tax Allocation Bonds**
- 0.2% **Variable-Rate Demand Notes**

By Credit Quality[5]



- 68.8% **AAA**
- 12.2% **AA**
- 16.3% **A**
- 2.7% **BBB**

By Maturity



- 9.6% **0-6 Months**
- 22.1% **7-36 Month**
- 23.1% **37-60 Months**
- 45.2% **More than 60 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/05 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.70%). Your tax rate may be different.

[4] Not annualized.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab California Long-Term Tax-Free Bond Fund™

Performance as of 2/28/05

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

■ **Fund**
■ Benchmark: **Lehman Brothers General Municipal Bond Index**
■ Fund Category: **Morningstar Municipal California Long Bond**



The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

■ $18,468 **Fund**
■ $18,800 **Lehman Brothers General Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/05

Statistics

Number of Holdings	78
Style Assessment[1]	
Interest Rate Sensitivity	Long
Credit Quality	High
30-Day SEC Yield[2]	4.16%
Taxable-Equivalent Yield[3]	7.14%
12-Month Distribution Yield[2]	4.24%
Weighted Average Maturity	15.7 yrs
Weighted Average Duration	6.2 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate[4]	0%
Minimum Initial Investment	$2,500
($1,000 for custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 69.6% **Revenue Bonds**
- 11.4% **Certificates of Participation**
- 7.0% **General Obligation Bonds**
- 5.6% **Tax Allocation Bonds**
- 3.6% **Variable-Rate Demand Notes**
- 1.7% **Special Tax Bonds**
- 1.1% **Put Bonds**

By Credit Quality[5]



- 59.3% **AAA**
- 4.4% **AA**
- 15.7% **A**
- 20.6% **BBB**

By Maturity



- 5.4% **0-1 Year**
- 12.6% **2-10 Years**
- 56.6% **11-20 Years**
- 23.0% **21-30 Years**
- 2.4% **More than 30 Years**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/05 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.70%). Your tax rate may be different.

[4] Portfolio turnover rate is less than 1.00%. Not annualized.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Fund Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning September 1, 2004 and held through February 28, 2005, unless noted otherwise.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 9/1/04	Ending Account Value (Net of Expenses) at 2/28/05	Expenses Paid During Period 9/1/04–2/28/05
Schwab Tax-Free YieldPlus Fund™				
Investor Shares				
Actual Return	0.00%	$1,000	$1,003.30	$0.00[2]
Hypothetical 5% Return	0.00%	$1,000	$1,010.27	$0.00[2]
Select Shares®				
Actual Return	0.00%	$1,000	$1,003.30	$0.00[2]
Hypothetical 5% Return	0.00%	$1,000	$1,010.27	$0.00[2]
Schwab Short/Intermediate Tax-Free Bond Fund™				
Actual Return	0.63%	$1,000	$999.00	$3.12[3]
Hypothetical 5% Return	0.63%	$1,000	$1,021.67	$3.16[3]
Schwab Long-Term Tax-Free Bond Fund™				
Actual Return	0.65%	$1,000	$1,016.10	$3.25[3]
Hypothetical 5% Return	0.65%	$1,000	$1,021.57	$3.26[3]

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Schwab and the investment adviser have guaranteed that "annual operating expenses" (excluding interest, taxes, and certain non-routine expense) of Investor Shares and Select Shares will equal 0.00% from 12/16/04 (commencement of operations) through 5/01/05.

[3] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 9/1/04	Ending Account Value (Net of Expenses) at 2/28/05	Expenses Paid During Period 9/1/04–2/28/05
Schwab California Tax-Free YieldPlus Fund™				
Investor Shares				
Actual Return	0.00%	$1,000	$1,002.20	$0.00[2]
Hypothetical 5% Return	0.00%	$1,000	$1,010.27	$0.00[2]
Select Shares®				
Actual Return	0.00%	$1,000	$1,002.20	$0.00[2]
Hypothetical 5% Return	0.00%	$1,000	$1,010.27	$0.00[2]
Schwab California Short/ Intermediate Tax-Free Bond Fund™				
Actual Return	0.61%	$1,000	$1,002.90	$3.03[3]
Hypothetical 5% Return	0.61%	$1,000	$1,021.77	$3.06[3]
Schwab California Long-Term Tax-Free Bond Fund™				
Actual Return	0.61%	$1,000	$1,026.00	$3.06[3]
Hypothetical 5% Return	0.61%	$1,000	$1,021.77	$3.06[3]

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Schwab and the investment adviser have guaranteed that "annual operating expenses" (excluding interest, taxes, and certain non-routine expense) of Investor Shares and Select Shares will equal 0.00% from 12/16/04 (commencement of operations) through 5/01/05.

[3] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab Tax-Free YieldPlus Fund™

Financial Statements

Financial Highlights

Investor Shares	12/16/04[1]–2/28/05*
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income from investment operations:	
Net investment income	0.04
Net realized and unrealized losses	(0.01)
Total income from investment operations	0.03
Less distributions:	
Dividends from net investment income	(0.04)
Net asset value at end of period	9.99
Total return (%)	0.33[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	–
Gross operating expenses	0.71[3]
Net investment income	2.26[3]
Portfolio turnover rate	–
Net assets, end of period ($ x 1,000,000)	23

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	12/16/04[1]– 2/28/05*
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income from investment operations:	
Net investment income	0.04
Net realized and unrealized losses	(0.01)
Total income from investment operations	0.03
Less distributions:	
Dividends from net investment income	(0.04)
Net asset value at end of period	9.99
Total return (%)	0.33[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	–
Gross operating expenses	0.57[3]
Net investment income	2.26[3]
Portfolio turnover rate	–
Net assets, end of period ($ x 1,000,000)	298

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of February 28, 2005, unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

Beginning with the fiscal quarter ended May 31, 2005, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The information filed on a fund's most recent Form N-Q will be available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

✚ Credit-enhanced security

◗ Liquidity-enhanced security

▲ Delayed-delivery security

◼ All or a portion of this security is held as collateral for futures contracts and delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
105.6%	Municipal Bonds	340,019	339,480
0.1%	Other Investment Companies	219	219
105.7%	Total Investments	340,238	339,699
(5.7)%	Other Assets and Liabilities		(18,240)
100.0%	Net Assets		321,459

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 105.6% of net assets				
Fixed-Rate Obligations 81.4%				
Alabama 3.3%				
✚▲ **Huntsville Health Care Authority**				
Revenue Bonds, Series 2005A	5.00%	03/03/08	10,000	**10,540**
Arizona 2.1%				
Phoenix Civic Improvement Corp.				
Wastewater System				
Refunding Revenue Bonds, Series 2004B	5.00%	07/01/07	4,000	4,208
Pinal County				
Certificates of Participation, Series 2004	4.00%	12/01/06	1,435	1,462
Certificates of Participation, Series 2004	4.00%	12/01/07	1,150	1,177
				6,847
California 19.9%				
California State				
Revenue Anticipation Notes, Series 2004-05A	3.00%	06/30/05	7,000	7,021
✚ Various Purpose General Obligation Bonds	8.00%	11/01/07	3,000	3,253

Portfolio Holdings continued

Issuer Project 　Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California Pollution Control Financing Authority				
Southern California Edison Co.				
Pollution Control Refunding Revenue Bonds, 　Series 1985C	2.00%	03/01/06	7,000	6,939
Pollution Control Refunding Revenue Bonds, 　Series 1986C	2.00%	03/01/06	2,400	2,379
✚ California School Cash Reserve Program Authority				
Pool Bonds, Series 2004A	3.00%	07/06/05	7,000	7,021
California Statewide Communities Development Authority				
Kaiser Permanente				
Revenue Bonds, Series 2001A	2.55%	01/04/07	8,500	8,444
Long Beach Aquarium of the Pacific				
Revenue Bonds, Series 1995A	6.10%	07/01/05	4,500	4,648
Los Angeles County				
Tax & Revenue Anticipation Notes, Series 2004-05A	3.00%	06/30/05	7,000	7,021
✚ Orange County California Transportation Authority				
Sales Tax Revenue Commercial Paper Notes	2.04%	04/12/05	10,000	10,000
Santa Clara Valley Transportation Authority				
Measure A				
✚　Sales Tax Revenue Bonds, Series 2003	4.00%	10/02/06	3,000	3,064
✚　Sales Tax Revenue Bonds, Series 2004B	5.00%	10/02/06	4,000	4,146
				63,936
Colorado 0.7%				
Central Colorado Water Conservancy District				
Well Augmentation Subdistrict				
Limited Tax General Obligation Notes, Series 2005	3.88%	03/01/07	750	749
Colorado Health Facilities Authority				
Evangelical Lutheran Good Samaritan Society				
Health Facilities Revenue Bonds, Series 2000	6.00%	12/01/06	1,365	1,400
				2,149
District of Columbia 1.2%				
✚ Washington DC Metro Area Transit Authority				
Gross Revenue Transit Bonds, Series 2003B	4.00%	07/01/05	3,870	**3,893**
Florida 4.2%				
Escambia County Health Facilities Authority				
Ascension Health Credit Group				
Revenue Bonds, Series 2003A	5.00%	11/15/07	1,500	1,583
✚▶ Florida Dept of Transportation				
Turnpike Revenue Bonds, Series 2000A	1.30%	04/29/05	11,820	11,820
				13,403
Illinois 1.5%				
Illinois Health Facilities Authority				
Advocate Health Care Network				
Revenue Bonds, Series 2003B	2.30%	01/04/06	5,000	**4,993**

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Indiana 2.0%				
Indiana Health Facility Financing Authority				
Ascension Health Subordinate Credit Group				
Revenue Bonds, Series 2005 A-3	5.00%	05/01/08	6,000	**6,324**
Louisiana 0.3%				
Calcasieu Parish Industrial Development Board, Inc.				
Occidental Petroleum Corp.				
Pollution Control Refunding Revenue Bonds, Series 2001	4.80%	12/01/06	1,000	**1,032**
Massachusetts 13.3%				
Duxbury				
Bond Anticipation Notes	3.25%	01/13/06	8,000	8,053
Fall River				
Bond Anticipation Notes	3.00%	07/28/05	10,000	10,025
Lawrence				
School Bond Anticipation Notes	3.25%	12/22/05	5,000	5,031
Massachusetts				
Consolidated Loan of 1992				
+ General Obligation Bonds, Series D	8.00%	05/01/06	1,820	1,890
General Obligation Bonds, Series D	6.00%	05/01/08	2,320	2,533
Massachusetts Health & Educational Facilities Authority				
Caritas Christi Obligated Group				
Revenue Bonds, Series A	5.25%	07/01/07	5,960	6,191
+ Massachusetts Water Resources Authority				
Commercial Paper Notes, Series 1994	2.00%	04/05/05	9,000	9,000
				42,723
New Hampshire 2.2%				
Merrimack County				
Tax Anticipation Notes, Series 2005	3.35%	12/28/05	7,000	**7,031**
New Jersey 7.6%				
Hammonton				
Bond Anticipation Notes	3.00%	01/12/06	5,000	5,017
Jersey City				
School Promissory Notes, Series 2005A	3.25%	02/24/06	6,000	6,044
+ New Jersey Health Care Facilities Financing Authority				
St. Clare's Hospital				
Refunding Revenue Bonds, Series 2004B	5.00%	07/01/08	2,085	2,223
+■ New Jersey Transit Corp.				
Capital Grant Anticipation Notes, Series 2000B	5.75%	02/01/07	2,000	2,114
New Jersey Transportation Trust Fund Authority				
Transportation System Bonds, Series 2005B	5.00%	12/15/07	4,870	5,146
Sparta Township				
Bond Anticipation Notes	3.00%	01/13/06	3,767	3,781
				24,325

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New Mexico 1.5%				
Farmington				
Public Service Co. of NM - San Juan & Four Corners				
Pollution Control Refunding Revenue Bonds, Series 2003B	2.10%	04/01/06	5,000	**4,943**
New York 8.9%				
Board of Cooperative Education Services				
(Cattaraugus, Allegany, Erie & Wyoming Counties)				
Revenue Anticipation Notes, Series 2005	3.50%	12/30/05	3,000	3,025
Metropolitan Transportation Authority				
Commuter Facilities				
Service Contract Bonds, Series 1987-3	7.38%	07/01/08	1,840	1,993
New York City				
General Obligation Bonds, Series Fiscal 2002E	5.00%	08/01/06	6,215	6,418
New York City Municipal Water Finance Authority				
◗ Commercial Paper Notes, Series One	1.80%	03/08/05	8,000	8,000
New York State Urban Development Corp.				
State Personal Income Tax				
Revenue Bonds, Series 2004-A4	2.25%	03/15/06	2,045	2,042
■ *State Personal Income Tax*				
Revenue Bonds, Series 2004-A4	4.00%	03/15/07	1,000	1,029
◗ **Port Authority of New York & New Jersey**				
Commercial Paper Obligations, Series B	1.95%	04/06/05	6,100	6,100
				28,607
Pennsylvania 0.3%				
Pennsylvania Higher Educational Facilities Authority				
University of Pennsylvania Health Services				
Revenue Bonds, Series 2005A	4.00%	08/15/06	1,000	**1,018**
Puerto Rico 0.6%				
Puerto Rico				
Public Improvement Refunding Revenue Bonds, Series 2003C	5.00%	07/01/08	1,900	**2,008**
South Carolina 0.3%				
Richland County				
International Paper Co.				
Environmental Improvement Refunding Revenue Bonds, Series 2002A	4.25%	10/01/07	1,000	**1,025**
Tennessee 1.7%				
+ **Metropolitan Nashville & Davidson County Health & Education Facilities Board**				
Vanderbilt University				
Revenue Bonds, Series 2005B	5.00%	04/01/08	5,000	**5,319**

 See financial notes.

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Texas 8.9%				
Bexar Metropolitan Water District				
✚ Commercial Paper Notes	2.25%	03/17/05	5,000	5,000
✚ Commercial Paper Notes	2.25%	04/07/05	5,000	5,002
Spring Independent School District				
✚◗▲ Schoolhouse Bonds, Series 2005A	5.00%	08/15/08	5,000	5,325
✚◗▲ Unlimited Tax Schoolhouse Bonds, Series 2005A	5.00%	08/15/06	3,000	3,100
Texas				
Tan & Revenue Anticipation Notes, Series 2004	3.00%	08/31/05	5,000	5,020
✚ **Texas Municipal Power Authority**				
Subordinate Lien Refunding Revenue Bonds, Series 2004A	6.00%	09/01/05	5,190	5,287
				28,734
Virginia 0.9%				
Russell County				
Appalachian Power Co.				
Pollution Control Refunding Revenue Bonds, Series I	2.70%	11/01/06	3,000	**2,990**
Variable Rate Obligations 24.2%				
Arizona 1.6%				
✚◗■ **Arizona School Facilities Board**				
State School Trust				
Revenue Bonds, Series 2004A	1.90%	03/07/05	4,995	**4,995**
California 2.8%				
✚ **California**				
Economic Recovery Bonds, Series 2004C-9	1.80%	03/01/05	2,500	2,500
✚ **California Dept of Water Resources**				
Power Supply Revenue Bonds, Series 2002B-2	1.78%	03/01/05	6,400	6,400
				8,900
Florida 0.8%				
✚◗ **Dade County**				
Water & Sewer System				
Revenue Bonds, Series 1994	1.84%	03/07/05	2,600	**2,600**
Georgia 2.1%				
✚ **Columbus Development Authority**				
Foundation Properties				
Revenue Bonds, Series 2000	1.91%	03/07/05	3,845	3,845
Fulton County Development Authority				
General Motors Corp.				
Pollution Control Refunding Revenue Bonds, Series 1987	2.27%	03/07/05	3,000	3,000
				6,845

See financial notes.

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Louisiana 1.6%				
+■ Louisiana Public Facility Authority				
Tiger Athletic Foundation				
Revenue Bonds, Series 2004	1.89%	03/07/05	5,200	**5,200**
New Jersey 4.0%				
+▶■ University of Medicine & Dentistry				
Revenue Bonds, Series 2002B	1.86%	03/07/05	12,950	**12,950**
New Mexico 0.9%				
+ Farmington				
San Juan Regional Medical Center				
Hospital Revenue Bonds, Series 2004B	1.89%	03/07/05	3,000	**3,000**
New York 3.9%				
New York City Municipal Water Finance Authority				
+▶ Water & Sewer System Revenue Bonds, Fiscal 1993C	1.65%	03/01/05	2,200	2,200
+▶ Water & Sewer System Revenue Bonds, Fiscal 1993C	1.76%	03/03/05	4,000	4,000
+▶■ Water & Sewer System Revenue Bonds, Fiscal 2005C	1.88%	03/03/05	5,000	5,000
▶■ New York City Transitional Finance Authority				
Future Tax Secured Bonds Fiscal, 2001B	1.77%	03/01/05	1,200	1,200
				12,400
Ohio 2.6%				
+■ Cuyahoga County				
Hathaway Brown School				
Economic Development Revenue Bonds, Series 1999	1.89%	03/03/05	8,200	**8,200**
Texas 2.6%				
+ Amarillo Health Facility Corp.				
Evangelical Lutheran Good Samaritan Society				
Health Facilities Refunding Revenue Bonds, Series 1997	1.95%	03/03/05	3,155	3,155
+▶■ Austin Electric, Water & Sewer System				
Water & Wastewater Refunding Revenue Bonds, Series 2001A & B	1.91%	03/02/05	5,200	5,200
				8,355
Washington 1.3%				
+▶■ Energy Northwest				
Refunding Electric Revenue Bonds, Series 2002A	1.90%	03/03/05	4,195	**4,195**

Security and Number of Shares	Value ($ x 1,000)

Other Investment Companies 0.1% of net assets

Provident Institutional Funds— Muni Fund Portfolio 219,490	**219**

End of investments.

In addition to the above, the fund held the following at 2/28/05. All numbers are x 1,000 except number of futures contracts.

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains
2 Year, Short U.S. Treasury Note, expires 6/30/05	75	15,554	**42**

Statement of
Assets and Liabilities

As of February 28, 2005; unaudited. All numbers All numbers are x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value		$339,699
Receivables:		
Fund shares sold		1,493
Interest		1,869
Due from adviser		19
Due from brokers for futures		16
Prepaid expenses	+	53
Total assets		**343,149**

The amortized cost of the fund's securities was $340,238.

Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$145,353
Sales/maturities	$—

The fund's total security transactions with other Schwab Funds during the period were $220,611.

Liabilities

Payables:		
Fund shares redeemed		1,795
Dividends to shareholders		124
Investments bought		19,742
Accrued expenses	+	29
Total liabilities		**21,690**

Net Assets

Total assets		343,149
Total liabilities	−	21,690
Net assets		**$321,459**

Net Assets by Source

Capital received from investors	321,885
Net investment income not yet distributed	25
Net realized capital gains	46
Net unrealized capital losses	(497)

These derive from investments and futures.

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$23,287		2,331		$9.99
Select Shares	$298,172		29,859		$9.99

Federal Tax Data

Portfolio cost	$340,213

Net unrealized gains and losses:

Gains		$54
Losses	+	(568)
		($514)

Statement of
Operations

For December 16, 2004 (commencement of operations)
through February 28, 2005; unaudited. All numbers are x 1,000.

Investment Income

Interest	**$1,008**

Net Realized Gains and Losses

Net realized gains on futures sold	**46**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(539)
Net unrealized gains on futures contracts	+	42
Net unrealized losses		**(497)**

Expenses

Investment adviser and administrator fees		156
Transfer agent and shareholder service fees		
Investor Shares		7
Select Shares		42
Trustees' fees		2
Custodian and portfolio accounting fees		10
Professional fees		6
Registration fees		24
Shareholder reports		9
Other expenses	+	1
Total expenses		257
Expense reduction	−	257
Net expenses		**—**

Increase in Net Assets from Operations

Total investment income		1,008
Net expenses	−	—
Net investment income		**1,008**
Net realized gains		46
Net unrealized losses	+	(497)
Increase in net assets from operations		**$557**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.35% of the first $500 million and 0.30% of assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the fund's assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $205 from the investment advisor (CSIM) and $49 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab that through May 1, 2005 the annual operating expenses will equal 0.00% for both Investor and Select Shares. For the period May 2, 2005 through at least November 15, 2005, CSIM and Schwab have guaranteed to limit the annual operating expenses (excluding interest, taxes and certain non-routine expenses) to 0.64% for Investor Shares and 0.49% for Select Shares.

These add up to a net loss on investments of $451.

See financial notes. 33

Statements of

Changes in Net Assets

For the current report period only. Because the fund commenced operations on December 16, 2004, it has no prior report period. All numbers are x 1,000.

Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

		12/16/04–2/28/05
Net investment income		$1,008
Net realized gains		46
Net unrealized losses	+	(497)
Increase in net assets from operations		**557**

Distributions Paid

Dividends from Net Investment Income		
Investor Shares		66
Select Shares	+	917
Total dividends from net investment income		**$983**

Transactions in Fund Shares

		12/16/04–2/28/05	
		SHARES	VALUE
Shares sold			
Investor Shares		2,737	$27,369
Select Shares	+	33,216	332,122
Total shares sold		**35,953**	**359,491**
Shares Reinvested			
Investor Shares		4	$48
Select Shares	+	68	679
Total shares reinvested		**72**	**$727**
Shares Redeemed			
Investor Shares		(410)	($4,101)
Select Shares	+	(3,425)	(34,232)
Total shares redeemed		**(3,835)**	**($38,333)**
Net transactions in fund shares		**32,190**	**$321,885**

Shares Outstanding and Net Assets

		12/16/04–2/28/05	
		SHARES	NET ASSETS
Beginning of period		–	$ –
Total increase	+	32,190	321,459
End of period		**32,190**	**$ 321,459**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $25.

 See financial notes.

Schwab Short/Intermediate Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/04–2/28/05*	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00
Per-Share Data ($)						
Net asset value at beginning of period	10.69	10.59	10.63	10.42	10.08	10.05
Income from investment operations:						
Net investment income	0.14	0.29	0.30	0.35	0.39	0.41
Net realized and unrealized gains or losses	(0.15)	0.10	(0.04)	0.20	0.34	0.03
Total income from investment operations	(0.01)	0.39	0.26	0.55	0.73	0.44
Less distributions:						
Dividends from net investment income	(0.14)	(0.29)	(0.30)	(0.34)	(0.39)	(0.41)
Net asset value at end of period	10.54	10.69	10.59	10.63	10.42	10.08
Total return (%)	(0.10)[1]	3.74	2.50	5.37	7.42	4.50
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.63[2]	0.63	0.60	0.49	0.49	0.50[3]
Gross operating expenses	0.63[2]	0.63	0.63	0.70	0.73	0.75
Net investment income	2.66[2]	2.73	2.83	3.29	3.84	4.11
Portfolio turnover rate	—	19	11	28	14	11
Net assets, end of period ($ x 1,000,000)	151	161	159	139	109	76

[*] Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of February 28, 2005, unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

✚ Credit-enhanced security

◗ Liquidity-enhanced security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.6%	Municipal Bonds	146,331	148,675
0.2%	Other Investment Companies	306	306
98.8%	Total Investments	146,637	148,981
1.2%	Other Assets and Liabilities		1,739
100.0%	Net Assets		150,720

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 98.6% of net assets				
Fixed-Rate Obligations 93.8%				
Arizona 5.3%				
✚ **Arizona State**				
Refunding Certificates of Participation, Series 2002B	5.00%	09/01/07	5,000	5,281
Catalina Foothills Unified School District No. 16				
✚ General Obligation Refunding Bonds, Series 2004	4.25%	07/01/06	1,235	1,263
✚ General Obligation Refunding Bonds, Series 2004	5.00%	07/01/07	1,315	1,385
				7,929
California 10.2%				
Alameda Public Financing Authority				
1997 Revenue Bond Refinancing				
Revenue Bonds, Series 1999	4.95%	09/02/07	2,065	2,118
California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/10	1,000	1,104
✚ **California State Public Works Board**				
Department of Corrections				
Lease Revenue Refunding Bonds, Series 2004D	5.00%	12/01/09	5,500	5,990
California Statewide Communities Development Authority				
Kaiser Permanente				
Revenue Bonds, Series 2002D	4.35%	03/01/07	3,000	3,081

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Santa Clara County Financing Authority *Measure B*				
Special Obligation Bonds, Series 2003	4.00%	08/01/06	3,000	3,063
				15,356
Colorado 1.4%				
+ Adams County, School District #50				
General Obligation Refunding Bonds, Series 2004	4.00%	12/01/07	2,000	**2,068**
Connecticut 0.7%				
+ Connecticut State				
General Obligation Refunding Bonds, Series 2004B	4.00%	12/01/09	1,000	**1,042**
District of Columbia 2.7%				
+ Washington D.C. Convention Center Authority				
Dedicated Tax Senior Lien Revenue Bonds, Series 1998	5.00%	10/01/06	4,000	**4,146**
Florida 2.3%				
+ Miami – Dade County *Miami International Airport*				
Aviation Revenue Refunding Revenue Bonds, Series 2004C	2.00%	10/01/05	3,450	**3,441**
Georgia 4.7%				
+ Atlanta				
Airport General Revenue Refunding Bonds, Series 2003RF-A	5.00%	01/01/10	3,660	3,932
Georgia State				
General Obligation Bonds, Series 2000D	6.00%	10/01/07	2,865	3,105
				7,037
Illinois 0.7%				
+ Chicago Public Building Commission *Board of Education*				
Building Revenue Bonds, Series 1999C	5.50%	02/01/06	1,000	**1,027**
Indiana 1.5%				
+ Lake County				
First Mortgage Lease Revenue Bonds, Series 2000	5.25%	08/01/09	2,040	**2,226**
Kentucky 2.6%				
Kentucky Property & Building Commission *Project No. 71*				
Revenue Bonds	5.50%	08/01/09	3,500	**3,863**
Louisiana 1.1%				
+ New Orleans				
Refunding Certificates of Participation, Series 1998B	4.50%	12/01/05	1,600	**1,613**

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Massachusetts 3.3%				
Massachusetts State				
General Obligation Refunding Bonds, Series 2001A	5.50%	01/01/11	2,500	2,782
+ *Consolidated Loan of 2002*				
Special Obligation Revenue Bonds, Series A	5.00%	06/01/10	2,000	2,183
				4,965
Michigan 3.4%				
+ Detroit				
Capital Improvement Bonds, Series 2002A	5.00%	04/01/07	1,000	1,048
+ Wayne County				
Airport Refunding Revenue Bonds, Series 2002D	5.00%	12/01/10	3,900	4,154
				5,202
Missouri 1.5%				
+ St. Louis Municipal Finance Corp.				
Leasehold Refunding Revenue Bonds, Series 2003	5.25%	07/15/10	2,000	**2,207**
Nevada 1.1%				
+ Henderson				
Seven Hills				
Senior Limited Obligation Refunding Bonds, Series 2001A	4.63%	08/01/11	1,535	**1,649**
New Jersey 3.4%				
+ Mercer County				
Regional Sludge Project				
Refunding Revenue Bonds, Series 2003	5.00%	12/15/09	1,300	1,412
+ New Jersey Transit Corp.				
Federal Transit Administration Grants				
Certificates of Participation, Series 2000B	5.50%	09/15/07	3,500	3,723
				5,135
New Mexico 1.0%				
Farmington				
Pollution Control Refunding Revenue Bonds, Series 2003A	2.10%	04/01/06	1,500	**1,483**
New York 9.3%				
+ Franklin County				
General Obligation Public Improvement Bonds, Series 1998	4.25%	11/01/06	715	736
New York City				
General Obligation Bonds, Fiscal 1999 Series H	4.75%	03/15/07	3,000	3,120
General Obligation Bonds, Fiscal 2003 Series A	5.25%	08/01/09	1,825	1,977
General Obligation Bonds, Fiscal 2003 Series B	5.25%	08/01/09	1,000	1,083
General Obligation Bonds, Fiscal 2003 Series J	5.00%	06/01/09	2,500	2,676
+ New York State Thruway Authority				
Second General Highway & Bridge				
Trust Fund Bonds, Series 2003A	5.25%	04/01/12	4,000	4,459
				14,051

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
North Carolina 7.7%				
Charlotte				
Fiscal Year 2004 Equipment Acquisition Project				
Certificates of Participation, Series 2004C	4.00%	03/01/07	4,540	4,666
+ Durham County				
Enterprise System Revenue Bonds, Series 2002	5.00%	06/01/09	1,495	1,619
North Carolina Municipal Power Agency				
Catawaba Electric				
+ Revenue Bonds, Series 1995A	5.10%	01/01/07	2,000	2,082
+ Revenue Bonds, Series 1999A	5.75%	01/01/09	3,000	3,306
				11,673
Ohio 4.6%				
Ohio State				
Higher Education Capital Facilities Bonds, Series II-2001A	5.50%	12/01/08	3,000	3,277
Administrative Building Fund Projects				
State Facilities Bonds, Series 1998A	5.13%	10/01/06	3,580	3,721
				6,998
Oregon 1.9%				
+ Oregon State				
Department of Administrative Services				
Refunding Certificates of Participation, Series 2002C	5.00%	11/01/07	2,705	**2,868**
Pennsylvania 3.7%				
+ Pennsylvania Industrial Development Authority				
Economic Development Revenue Bonds, Series 1994	7.00%	07/01/07	1,000	1,094
+ Philadelphia				
Water & Wastewater Refunding Revenue Bonds, Series 2001B	5.50%	11/01/11	4,000	4,510
				5,604
Puerto Rico 1.4%				
+ Puerto Rico Highway and Transportation Authority				
Transportation Refunding Revenue Bonds, Series 2003H	5.00%	07/01/35	2,000	**2,170**
South Carolina 2.1%				
+ Charleston County				
Care Alliance Health Services				
Revenue Bonds, Series 1999A	4.25%	08/15/07	3,000	**3,106**
Texas 7.4%				
+ Dallas Water & Sewer Utilities				
Refunding & Improvement Revenue Bonds, Series 2003	5.00%	10/01/10	5,000	5,432
+ Denton Utility System				
Refunding & Improvement Revenue Bonds, Series 2001	5.00%	12/01/12	2,030	2,185

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fort Worth General Purpose Improvement & Refunding Bonds, Series 2001	5.00%	03/01/10	1,090	1,178
+ Houston Port Authority Port Improvement General Obligation Bonds, Series 2001B	5.25%	10/01/10	2,205	2,403
				11,198
Washington 6.4%				
+ Port of Seattle *Passenger Facility Charge* Revenue Bonds, Series 1998B	5.00%	12/01/07	1,395	1,467
+ Snohomish County Refunding Limited General Obligation Bonds	4.50%	12/01/12	1,920	2,019
+ Washington *Department of Ecology State Office Building Project* Refunding Certificates of Participation, Series 2001	4.75%	04/01/12	1,710	1,811
+ Washington Public Power Supply System *Nuclear Project No. 2* Refunding Revenue Bonds, Series 1993A	5.70%	07/01/08	4,000	4,365
				9,662
Wisconsin 2.4%				
Wisconsin Health & Educational Facilities Authority *Carroll College, Inc. Project* Revenue Bonds, Series 1998	4.80%	10/01/06	1,000	1,021
+ Wisconsin State Master Lease Certificates of Participation, Series 2002D	5.00%	09/01/07	2,500	2,635
				3,656
Variable Rate Obligations 4.8%				
California 4.8%				
+ California Economic Recovery Bonds Series 2004C-6	1.80%	03/01/05	250	250
+ California Dept of Water Resources Power Supply Revenue Bonds, Series 2002B-2	1.78%	03/01/05	1,350	1,350
◗ Orange County Sanitation District Refunding Certificates of Participation, Series 2000B	1.87%	03/01/05	600	600
◗ Southern California Metropolitan Water District Water Revenue Bonds 2000 Authorization, Series B-3	1.80%	03/01/05	5,100	5,100
				7,300

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.2% of net assets	
Provident Institutional Funds— Muni Fund Portfolio 306,485	**306**

End of investments.

Statement of
Assets and Liabilities

As of February 28, 2005; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$148,981
Receivables:	
Fund shares sold	52
Interest	1,904
Prepaid expenses	+ 18
Total assets	**150,955**

Liabilities

Payables:	
Fund shares redeemed	92
Dividends to shareholders	97
Investment adviser and administrator fees	4
Transfer agent and shareholder service fees	3
Accrued expenses	+ 39
Total liabilities	**235**

Net Assets

Total assets	150,955
Total liabilities	− 235
Net assets	**$150,720**

Net Assets by Source

Capital received from investors	148,658
Net investment income not yet distributed	22
Net realized capital losses	(304)
Net unrealized capital gains	2,344

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$150,720		14,301		$10.54

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $146,637.

Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$—
Sales/maturities	$9,515

The fund's total security transactions with other Schwab Funds during the period were $17,475.

Federal Tax Data

Portfolio cost	$146,615
Net unrealized gains and losses:	
Gains	$3,086
Losses	+ (720)
	$2,366

As of August 31, 2004:

Undistributed earnings:	
Tax-exempt income	$109
Long-term capital gains	$—
Capital losses utilized	$322
Unused capital losses:	
Expires 08/31 of:	
2009	$120
2010	+ 32
	$152

Statement of
Operations

For September 1, 2004 through February 28, 2005; unaudited. All numbers are x 1,000.

Investment Income

Interest	**$2,523**

Net Realized Gains and Losses

Net realized losses on investments sold	**(152)**

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(2,057)**

Expenses

Investment adviser and administrator fees		231
Transfer agent and shareholder service fees		192
Trustees' fees		4
Custodian and portfolio accounting fees		8
Professional fees		15
Registration fees		13
Shareholder reports		12
Other expenses	+	9
Total expenses		**484**

Decrease in Net Assets from Operations

Total investment income		2,523
Total expenses	−	484
Net investment income		**2,039**
Net realized losses		(152)
Net unrealized losses	+	(2,057)
Decrease in net assets from operations		**($170)**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the annual operating expenses (excluding interest, taxes and certain non-routine expenses) will not exceed 0.65% of the fund's average daily net assets through November 15, 2005.

These add up to a net loss on investments of $2,209.

See financial notes. 43

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

		9/1/04–2/28/05	9/1/03–8/31/04
Net investment income		$2,039	$4,557
Net realized gains or losses		(152)	323
Net unrealized gains or losses	+	(2,057)	303
Increase or decrease in net assets from operations		**(170)**	**5,183**

Distributions Paid

Dividends from net investment income	**$2,038**	**$4,553**

Transactions in Fund Shares

		9/1/04–2/28/05		9/1/03–8/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares sold		3,263	$34,712	9,625	$103,366
Shares reinvested		131	1,395	322	3,437
Shares redeemed	+	(4,188)	(44,570)	(9,895)	(105,377)
Net transactions in fund shares		**(794)**	**($8,463)**	**52**	**$1,426**

Shares Outstanding and Net Assets

		9/1/04–2/28/05		9/1/03–8/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		15,095	$161,391	15,043	$159,335
Total increase or decrease	+	(794)	(10,671)	52	2,056
End of period		**14,301**	**$150,720**	**15,095**	**$161,391**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $22 and $21 for the current and prior period, respectively.

 See financial notes.

Schwab Long-Term Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/04–2/28/05*	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00
Per-Share Data ($)						
Net asset value at beginning of period	11.33	11.04	11.05	10.87	10.24	10.11
Income from investment operations:						
Net investment income	0.22	0.45	0.45	0.49	0.50	0.50
Net realized and unrealized gains or losses	(0.04)	0.29	(0.01)	0.17	0.63	0.13
Total income from investment operations	0.18	0.74	0.44	0.66	1.13	0.63
Less distributions:						
Dividends from net investment income	(0.22)	(0.45)	(0.45)	(0.48)	(0.50)	(0.50)
Net asset value at end of period	11.29	11.33	11.04	11.05	10.87	10.24
Total return (%)	1.61[1]	6.77	4.01	6.24	11.29	6.59
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.65[2]	0.65	0.62	0.49	0.49	0.50[3]
Gross operating expenses	0.66[2]	0.66	0.65	0.74	0.74	0.76
Net investment income	3.97[2]	4.00	4.06	4.49	4.73	5.11
Portfolio turnover rate	—	10	22	25	35	25
Net assets, end of period ($ x 1,000,000)	89	83	81	85	88	76

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of February 28, 2005, unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

✚ Credit-enhanced security

◗ Liquidity-enhanced security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.8%	**Municipal Bonds**	82,311	88,012
98.8%	**Total Investments**	**82,311**	**88,012**
1.2%	**Other Assets and Liabilities**		1,097
100.0%	**Net Assets**		**89,109**

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 98.8% of net assets				
Fixed-Rate Obligations 92.3%				
California 7.3%				
California State Various Purpose General Obligation Bonds	5.25%	11/01/17	2,000	2,198
California Department of Water Resources Power Supply Revenue Bonds, Series 2002A	5.88%	05/01/16	2,000	2,284
✚ **Natomas Union School District** Certificates of Participation, Series B	5.00%	02/01/35	1,865	2,013
				6,495
Colorado 3.8%				
✚ **Colorado Department of Transportation** Transportation Revenue Anticipation Notes, Series 2002B	5.50%	06/15/15	2,000	2,292
✚ **Denver City & County** *Airport System* Refunding Revenue Bonds, Series 2002E	5.50%	11/15/15	1,000	1,092
				3,384
District of Columbia 2.5%				
✚ **District of Columbia** Certificates of Participation, Series 2003	5.50%	01/01/17	2,000	**2,243**

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Florida 3.2%				
+ Escambia County Health Facilities Authority				
Ascension Health Credit Group				
Revenue Bonds, Series 1999A-2	5.75%	11/15/09	2,500	**2,816**
Georgia 1.5%				
+ Fulton County Development Authority				
TUFF Morehouse				
Revenue Bonds, Series 2002A	5.50%	02/01/22	1,180	**1,302**
Hawaii 1.9%				
+ Hawaii				
General Obligation Bonds, Series 1999CT	5.88%	09/01/09	1,500	**1,697**
Indiana 1.2%				
+ Marion County Convention & Recreational Facilities Authority				
Excise Taxes Lease Refunding Senior Revenue Bonds, Series 2001A	5.00%	06/01/21	1,000	**1,047**
Kentucky 1.2%				
+ Jefferson County				
University Medical Center				
Health Facilities Revenue Bonds, Series 1997	5.25%	07/01/22	1,000	**1,055**
Maryland 0.3%				
Maryland Department of Housing & Community Development				
Housing Revenue Bonds, Series 1996A	5.88%	07/01/16	250	**260**
Michigan 5.7%				
Delta County Economic Development Corp.				
MeadWestvaco-Escanaba Paper Co. Project				
Environmental Improvement Refunding Revenue Bonds, Series 2002	6.25%	04/15/27	1,000	1,128
+ Detroit				
Water Supply System				
Refunding Senior Lien Revenue Bonds, Series 2003C	5.25%	07/01/16	2,620	2,895
+ Wayne County Michigan Community College				
Improvement Bonds, Series 1999	5.50%	07/01/19	1,000	1,089
				5,112
Mississippi 5.1%				
+ Mississippi Hospital Equipment & Facilities Authority				
Mississippi Baptist Medical Center				
Refunding Revenue Bonds, Series 1995	6.00%	05/01/13	2,150	2,205
+ Walnut Grove Correctional Authority				
Walnut Grove Correctional Facility Project				
Certificates of Participation, Series 1999	6.00%	11/01/19	2,000	2,290
				4,495

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Nevada 5.0%				
✛ Nevada State				
Motor Vehicle Fuel Tax				
Highway Improvement Revenue Bonds, Series 2004	5.50%	12/01/18	2,000	2,263
✛ Nevada State Department of Business & Industry				
Las Vegas Monorail Project				
First Tier Revenue Bonds, Series 2000	5.63%	01/01/32	2,000	2,219
				4,482
New York 5.4%				
✛ Metropolitan Transportation Authority				
Transportation Refunding Revenue Bonds, Series 2002A	5.50%	11/15/18	2,000	2,251
New York City				
General Obligation Bonds, Series 2002G	5.75%	08/01/16	1,325	1,485
General Obligation Bonds, Series 2005B	5.25%	08/01/15	1,000	1,103
				4,839
Oregon 4.3%				
✛ Columbia River Peoples Utility District				
Electric System Revenue Obligations, Series 2000B	5.50%	12/01/19	1,180	1,294
✛ Morrow County School District				
General Obligation Bonds, Series 2001	5.63%	06/15/16	2,235	2,532
				3,826
Pennsylvania 4.1%				
Pennsylvania Higher Education Facilities Authority				
University of Pennsylvania Health Services				
Revenue Bonds, Series 1996A	5.75%	01/01/17	2,000	2,075
✛ Seneca Valley Unified School District				
General Obligation Refunding Bonds, Series 1998AA	5.15%	02/15/20	1,500	1,581
				3,656
Rhode Island 0.0%				
Rhode Island Housing & Mortgage Finance Corp.				
Homeownership Opportunity Revenue Bonds, Series 10A	6.50%	10/01/22	20	**20**
Texas 18.8%				
✛ Austin Combined Utilities				
Refunding Revenue Bonds, Series 1997	5.13%	11/15/16	3,000	3,165
✛ Brazos River Authority				
Houston Industries, Inc.				
Refunding Revenue Bonds, Series 1998A	5.13%	05/01/19	1,750	1,842
✛ Conroe Independent School District				
Unlimited Tax Schoolhouse & Refunding Bonds, Series 1997	5.25%	02/15/21	1,000	1,046
✛ Dallas Fort Worth International Airport				
Joint Revenue Bonds, Series 2000A	6.00%	11/01/24	3,500	3,831
Harris County				
Permanent Improvement Refunding Bonds, Series 2004A	5.00%	10/01/18	1,885	2,037

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Harris County Hospital District Refunding Revenue Bonds, Series 2000	6.00%	02/15/16	1,000	1,125
+ North Texas Tollway Authority Refunding Revenue Bonds, Series 2003C	5.00%	07/01/08	2,000	2,131
+ Texas Public Finance Authority *Texas Southern University* Financing System Refunding Revenue Bonds, Series 1998A-1	4.75%	11/01/17	1,545	1,593
				16,770
Vermont 2.5%				
+ Vermont Education & Health Buildings Financing Agency *Fletcher Allen Health Care Project* Hospital Revenue Bonds, Series 2000A	6.00%	12/01/23	2,000	**2,254**
Washington 18.5%				
+ Clark County School District Unlimited Tax General Obligation Bonds, Series 1999	5.50%	12/01/17	3,000	3,324
Kent School District No. 415 Unlimited Tax General Obligation Refunding Bonds, Series 1993A	5.55%	12/01/11	500	561
King County Limited Tax General Obligation Bonds, Series 1997D	5.75%	12/01/11	3,500	3,848
+ *King Street Center Project* Lease Revenue Bonds, Series 1997	5.13%	06/01/17	1,000	1,046
+ Ocean Shores Water and Sewer Revenue Bonds, Series 2001	5.50%	12/01/21	2,000	2,258
Washington State Health Care Facilities Authority **+** *Catholic Health Initiatives* Revenue Bonds, Series 2000A	6.00%	12/01/20	3,000	3,375
+ *Swedish Health System* Revenue Bonds, Series 1998	5.13%	11/15/18	2,000	2,107
				16,519
Variable Rate Obligations 6.5%				
Alaska 0.5%				
Valdez *Exxon Pipeline Co.* Marine Terminal Refunding Revenue Bonds, Series 1993A	1.78%	03/01/05	450	**450**
California 4.2%				
+ California Department of Water Resources Power Supply Revenue Bonds, Series 2002B-2	1.78%	03/01/05	1,925	1,925
+ Irvine Assessment District Limited Obligation Improvement Bonds, Series 2000	1.80%	03/01/05	265	265

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Orange County Sanitation District				
▸ Refunding Certificates of Participation, Series 2000A	1.77%	03/01/05	300	300
▸ Refunding Certificates of Participation, Series 2000B	1.77%	03/01/05	650	650
▸ **Southern California Metropolitan Water District**				
Water Revenue Bonds, Authorization, Series 2000B-1	1.77%	03/01/05	600	600
				3,740
Mississippi 0.2%				
Jackson County				
Chevron USA				
Pollution Control Refunding Revenue Bonds, Series 1993	1.80%	03/01/05	150	**150**
New York 0.7%				
✚ Long Island Power Authority				
Electric System				
Subordinated Revenue Bonds, Series 2001 3-B	1.77%	03/01/05	500	500
✚▸ **New York City**				
General Obligation Bonds, Fiscal 2002 Series A-6	1.77%	03/01/05	100	100
				600
Wyoming 0.9%				
Uinta County				
Chevron USA Project				
Pollution Control Refunding Revenue Bonds, Series 1993	1.80%	03/01/05	800	**800**

End of investments.

Statement of
Assets and Liabilities

As of February 28, 2005; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$88,012
Receivables:	
Fund shares sold	191
Interest	1,022
Prepaid expenses	+ 10
Total assets	**89,235**

Liabilities

Payables:	
Due to custodian	10
Dividends to shareholders	82
Investment adviser and administrator fees	2
Transfer agent and shareholder service fees	2
Accrued expenses	+ 30
Total liabilities	**126**

Net Assets

Total assets	89,235
Total liabilities	− 126
Net assets	**$89,109**

Net Assets by Source

Capital received from investors	85,010
Net investment income not yet distributed	161
Net realized capital losses	(1,763)
Net unrealized capital gains	5,701

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$89,109		7,891		$11.29

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $82,311.

Not counting short-term obligations, the fund's security transactions during the period were:
Purchases	$4,043
Sales/maturities	$−

The fund's total security transactions with other Schwab Funds during the period were $10,540.

Federal Tax Data

Portfolio cost	$82,150

Net unrealized gains and losses:
Gains	$5,877
Losses	+ (15)
	$5,862

As of August 31, 2004:

Undistributed earnings:
Tax-exempt income	$79
Long-term capital gains	$−
Capital loss utilized	**$601**

Unused capital losses:
Expires 08/31 of:
2009	$1,763

See financial notes. 51

Statement of
Operations

For September 1, 2004 through February 28, 2005; unaudited. All numbers are x 1,000.

Investment Income

Interest	**$1,961**

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(327)**

Expenses

Investment adviser and administrator fees		127
Transfer agent and shareholder service fees		106
Trustees' fees		4
Custodian and portfolio accounting fees		5
Professional fees		14
Registration fees		10
Shareholder reports		8
Other expenses	+	7
Total expenses		281
Expense reduction	−	5
Net expenses		**276**

Increase in Net Assets from Operations

Total investment income		1,961
Net expenses	−	276
Net investment income		**1,685**
Net unrealized losses	+	(327)
Increase in net assets from operations		**$1,358**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least November 15, 2005, to 0.65% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

		9/1/04–2/28/05	9/1/03–8/31/04
Net investment income		$1,685	$3,302
Net realized gains		–	595
Net unrealized gains or losses	+	(327)	1,340
Increase in net assets from operations		**1,358**	**5,237**

Distributions Paid

Dividends from net investment income	**$1,671**	**$3,274**

Transactions in Fund Shares

		9/1/04–2/28/05		9/1/03–8/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares sold		1,317	$14,960	2,619	$29,632
Shares reinvested		100	1,135	218	2,453
Shares redeemed	+	(830)	(9,429)	(2,901)	(32,623)
Net transactions in fund shares		**587**	**$6,666**	**(64)**	**($538)**

Shares Outstanding and Net Assets

		9/1/04–2/28/05		9/1/03–8/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		7,304	$82,756	7,368	$81,331
Total increase or decrease	+	587	6,353	(64)	1,425
End of period		**7,891**	**$89,109**	**7,304**	**$82,756**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $161 and $147 for the current and prior period, respectively.

See financial notes.

Schwab California Tax-Free YieldPlus Fund™

Financial Statements

Financial Highlights

Investor Shares	12/16/04[1]– 2/28/05*
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income from investment operations:	
Net investment income	0.04
Net realized and unrealized losses	(0.02)
Total income from investment operations	0.02
Less distributions:	
Dividends from net investment income	(0.04)
Net asset value at end of period	9.98
Total return (%)	0.22[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	–
Gross operating expenses	0.67[3]
Net investment income	2.13[3]
Portfolio turnover rate	3[2]
Net assets, end of period ($ x 1,000,000)	11

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

 See financial notes.

Select Shares	12/16/04 [1]–2/28/05*
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income from investment operations:	
Net investment income	0.04
Net realized and unrealized losses	(0.02)
Total income from investment operations	0.02
Less distributions:	
Dividends from net investment income	(0.04)
Net asset value at end of period	9.98
Total return (%)	0.22 [2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	–
Gross operating expenses	0.52 [3]
Net investment income	2.14 [3]
Portfolio turnover rate	3 [2]
Net assets, end of period ($ x 1,000,000)	382

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of February 28, 2005, unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

Beginning with the fiscal quarter ended May 31, 2005, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The information filed on a fund's most recent Form N-Q will be available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

✚ Credit-enhanced security

◗ Liquidity-enhanced security

▲ Delayed-delivery security

■ All or a portion of this security is held as collateral for futures contracts and delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
106.6%	Municipal Bonds	418,679	417,875
0.0%	Other Investment Companies	116	116
106.6%	Total Investments	418,795	417,991
(6.6)%	Other Assets and Liabilities		(25,856)
100.0%	Net Assets		392,135

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 106.6% of net assets				
Fixed-Rate Obligations 69.0%				
California 68.2%				
✚■ **Alameda County**				
Santa Rita Jail				
Refunding Certificates of Participation, Series 1993	5.38%	06/01/09	5,000	5,293
California State				
Economic Recovery Bonds, Series 2004A	4.50%	01/01/07	4,285	4,429
Economic Recovery Bonds, Series 2004A	5.00%	07/01/07	8,500	8,950
Economic Recovery Bonds, Series 2004A	5.00%	01/01/08	5,000	5,308
Economic Recovery Bonds, Series 2004A	5.00%	07/01/08	22,145	23,704
Economic Recovery Bonds, Series 2004B-4	3.00%	07/01/07	1,000	1,004
Economic Recovery Bonds, Series 2004B-4	5.00%	07/01/08	16,500	17,553
Revenue Anticipation Notes, Series 2004-05A	3.00%	06/30/05	8,000	8,024
✚ Various Purpose General Obligation Bonds	8.00%	11/01/07	4,100	4,446
California Dept of Water Resources				
Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/05	1,745	1,754
Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/07	1,325	1,400
Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/08	3,125	3,363

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ California Educational Facilities Authority				
Pooled College & University Projects				
Revenue Bonds, Series 1997A	5.05%	04/01/05	1,010	1,013
California Infrastructure & Economic Development Bank				
J. David Gladstone Institutes				
Revenue Bonds, Series 2001	4.00%	10/01/07	2,000	2,057
California Pollution Control Financing Authority				
Southern California Edison Co.				
Pollution Control Refunding Revenue Bonds, Series 1985B	2.00%	03/01/06	3,165	3,138
Pollution Control Refunding Revenue Bonds, Series 1985C	2.00%	03/01/06	5,500	5,452
Pollution Control Refunding Revenue Bonds, Series 1986C	2.00%	03/01/06	2,400	2,379
+ California School Cash Reserve Program Authority				
Pool Bonds, Series 2004A	3.00%	07/06/05	8,000	8,024
California State Public Works Board				
+ *Department of Corrections (State Prison-Coalinga)*				
Lease Refunding Revenue Bonds, Series 2004D	4.50%	12/01/07	3,550	3,724
+ *University of California*				
Lease Revenue Bonds, Series 1997C	5.50%	09/01/08	5,185	5,640
California State University Channel Islands Financing Authority				
+ *For-Sale Housing Construction*				
Revenue Bonds, 2004A	2.50%	08/01/07	15,750	15,720
+ *Rental Housing & Town Center*				
Revenue Bonds, Series 2004A	2.50%	08/01/07	10,000	9,951
California Statewide Communities Development Authority				
+ *Chadwick School*				
Revenue Bonds, Series 2002	2.25%	12/01/06	8,000	8,000
Daughters of Charity Health System				
▲ Revenue Bonds, Series 2005F	5.00%	07/01/08	1,255	1,321
▲ Revenue Bonds, Series 2005F	5.00%	07/01/09	3,030	3,220
▲ Revenue Bonds, Series 2005G	5.25%	07/01/11	1,000	1,083
Kaiser Permanente				
Revenue Bonds, Series 2001A	2.55%	01/04/07	7,000	6,954
Revenue Bonds, Series 2004G	2.30%	05/01/07	2,750	2,709
Revenue Bonds, Series 2004H	2.63%	05/01/08	1,245	1,227
Los Angeles Convention & Exhibition Center Authority				
Certificates of Participation, Series 1985	9.00%	12/01/05	6,270	6,586
Los Angeles County				
Tax & Revenue Anticipation Notes, Series 2004-05A	3.00%	06/30/05	8,000	8,023
+ Los Angeles County Capital Asset Leasing Corp.				
Lease Revenue Commercial Paper Notes	2.03%	04/11/05	10,000	10,000
+ Los Angeles County Metropolitan Transportation Authority				
Second Subordinate Sales Tax Revenue Commercial Paper Notes, Series A	2.03%	04/05/05	10,000	10,000

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Los Angeles County Public Works Financing Authority				
2005 Master Refunding				
+▲ Lease Refunding Revenue Bonds, Series A	4.00%	12/01/06	10,000	10,270
+▲ Lease Refunding Revenue Bonds, Series A	5.00%	12/01/08	1,000	1,075
+ Modesta Irrigation District Financing Authority				
Refunding Revenue Bonds, Series A	6.00%	10/01/15	7,000	7,525
+ Orange County Local Transportation Authority				
Sales Tax Revenue Commercial Paper Notes	2.04%	04/12/05	10,000	10,000
San Bernardino County				
Medical Center Financing				
Certificates of Participation, Series 1995	6.50%	08/01/05	2,540	2,638
▸ San Francisco County Transportation Authority				
Commercial Paper Notes, Series A & B	2.07%	05/11/05	2,500	2,500
+ San Gabriel Valley Council of Governments				
Alameda Corridor-East Construction Grant Anticipation Notes	1.97%	04/07/05	10,000	10,000
Santa Clara County Financing Authority				
Measure B				
Special Obligation Bonds, Series 2003	4.00%	08/01/05	9,605	9,676
Santa Clara Valley Transportation Authority				
Measure A				
+ Sales Tax Revenue Bonds, Series 2003	4.00%	10/02/06	6,000	6,127
+ Sales Tax Revenue Bonds, Series 2004B	5.00%	10/02/06	6,000	6,219
				267,479
Puerto Rico 0.8%				
Puerto Rico				
Public Improvement Refunding Revenue Bonds, Series 2003C	5.00%	07/01/08	3,000	**3,171**
Variable Rate Obligations 37.6%				
California 35.7%				
+▸ Association of Bay Area Governments				
Lease Revenue Pass-Through Obligations, Series 2003A	1.90%	03/07/05	7,000	7,000
California State				
▸■ Economic Recovery Bonds, Series 2004C-3	1.80%	03/01/05	11,000	11,000
▸ Economic Recovery Bonds, Series 2004C-4	1.76%	03/01/05	4,000	4,000
Economic Recovery Bonds, Series 2004C-5	1.80%	03/01/05	3,965	3,965
■ Economic Recovery Bonds, Series 2004C-9	1.76%	03/01/05	17,900	17,900
+▸ Economic Recovery Bonds, Series 2004C-12	1.83%	03/07/05	2,400	2,400
+ General Obligation Bonds, Series 2004B-2	1.60%	03/07/05	6,400	6,400
California Dept of Water Resources				
+ Power Supply Revenue Bonds, Series 2002B-1	1.76%	03/01/05	2,000	2,000
+ Power Supply Revenue Bonds, Series 2002B-2	1.78%	03/01/05	100	100
+ Power Supply Revenue Bonds, Series 2002B-3	1.76%	03/01/05	3,400	3,400

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✛❯ **California Infrastructure & Economic Development Bank**				
California ISO Corp.				
Revenue Bonds, Series 2004A	1.83%	03/07/05	5,000	5,000
✛ **California Statewide Communities Development Authority**				
National Public Radio				
Revenue Bonds, Series 2002	1.86%	03/07/05	6,200	6,200
✛ **Diamond Bar Public Financing Authority**				
Community/Senior Center				
Lease Revenue Bonds, Series 2002A	1.95%	03/07/05	4,000	4,000
✛ **Irvine Assessment District**				
Limited Obligation Improvement Bonds, Series 1999	1.77%	03/01/05	4,400	4,400
✛ **Irvine Public Facilities Authority**				
Capital Improvements				
Lease Revenue Bonds, Series 1985	1.95%	03/07/05	10,330	10,330
❯■ **Los Angeles Dept of Water & Power**				
Power System Revenue Bonds, Series 2001B-1	1.82%	03/07/05	6,000	6,000
✛ **Mount San Jacinto Winter Park Authority**				
Palm Springs Aerial Tramway				
Certificates of Participation, Series 1998	1.86%	03/07/05	4,000	4,000
✛ **Orange County**				
Vintage Woods				
Apartment Development Refunding Revenue Bonds, Series 1998H	1.83%	03/07/05	3,500	3,500
✛ **Orange County Housing Authority**				
Lantern Pines				
Apartment Development Revenue Bonds, Series 1985CC	1.87%	03/07/05	6,200	6,200
✛❯ **San Bernardino County**				
Medical Center Financing				
Certificates of Participation, Series 1998	1.81%	03/07/05	2,000	2,000
Southern California Metropolitan Water District				
■ Water Refunding Revenue Bonds, Series 2003 C-1	1.81%	03/07/05	10,000	10,000
Water Revenue Bonds Authorization, Series 2000B-3	1.80%	03/01/05	2,600	2,600
Southern California Public Power Authority				
Transmission Project				
Subordinate Refunding Revenue Bonds, Series 1991	1.81%	03/07/05	8,100	8,100
✛❯■ **Sunnyvale**				
Government Center Site Acquisition				
Certificates of Participation, Series 2001A	1.83%	03/07/05	6,200	6,200
✛ **Union City**				
Greenhaven Apartments				
Multi-Family Housing Refunding Revenue Bonds, Series 1997A	1.83%	03/07/05	3,000	3,000
				139,695

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Puerto Rico 1.9%				
Puerto Rico				
✚▸ Public Improvement Bonds Series 2000	1.86%	03/07/05	1,930	1,930
✚▸ Public Improvement Bonds Series 2001A	1.89%	03/07/05	5,600	5,600
				7,530

Security and Number of Shares

Other Investment Companies 0.0% of net assets		
Provident Institutional Funds— **California Money Fund Portfolio** 115,980		**116**

End of investments.

In addition to the above, the fund held the following at 2/28/05. All numbers are x 1,000 except number of futures contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
2 Year, Short U.S. Treasury Note, expires 6/30/05	75	15,554	**42**

Statement of
Assets and Liabilities

As of February 28, 2005; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$417,991
Receivables:	
Fund shares sold	584
Investments sold	5,001
Interest	2,497
Due from adviser	13
Due from broker for futures	16
Prepaid expenses	+ 2
Total assets	**426,104**

Liabilities

Payables:	
Fund shares redeemed	587
Dividends to shareholders	169
Investments bought	33,184
Accrued expenses	+ 29
Total liabilities	**33,969**

Net Assets

Total assets	426,104
Total liabilities	− 33,969
Net assets	**$392,135**

Net Assets by Source

Capital received from investors	392,855
Net investment income not yet distributed	11
Net realized capital gains	31
Net unrealized capital losses	(762)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$10,546		1,057		$9.98
Select Shares	$381,589		38,237		$9.98

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $418,795.

Not counting short-term obligations, the fund's security transactions during the period were:
Purchases	$207,204
Sales/maturities	$3,014

The fund's total security transactions with other Schwab Funds during the period were $249,449.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$418,784

Net unrealized gains and losses:
Gains	$44
Losses	+ (837)
	($793)

Statement of
Operations

From December 16, 2004 (commencement of operations) through February 28, 2005; unaudited. All numbers are x 1,000.

Investment Income

Interest		**$1,145**

Net Realized Gains and Losses

Net realized gains on futures sold		**31**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(804)
Net unrealized gains on futures contracts	+	42
Net unrealized losses		**(762)**

Expenses

Investment adviser and administrator fees		187
Transfer agent and shareholder service fees		
Investor Shares		4
Select Shares		52
Trustees' fees		2
Custodian and portfolio accounting fees		11
Professional fees		6
Registration fees		9
Shareholder reports		9
Other expenses	+	1
Total expenses		281
Expense reduction	–	(281)
Net expenses		**–**

Increase in Net Assets from Operations

Total investment income		1,145
Total expenses	–	–
Net investment income		**1,145**
Net realized gains		31
Net unrealized losses	+	(762)
Increase in net assets from operations		**$414**

Unless stated, all numbers x 1,000.

Calculated as a percentage of average daily net assets: 0.35% of the first $500 million and 0.30% of assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the fund's assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $221 from the investment advisor (CSIM) and $56 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab that through May 1, 2005 the annual operating expenses will equal 0.00% for both Investor and Select Shares. For the period May 2, 2005 through at least November 15, 2005, CSIM and Schwab have guaranteed to limit the annual operating expenses (excluding interest, taxes and certain non-routine expenses) to 0.64% for Investor Shares and 0.49% for Select Shares.

These add up to a net loss on investments of $731.

 See financial notes.

Statements of
Changes in Net Assets

For the current report period only. Because the fund commenced operations on December 16, 2004, it has no prior report period. All numbers are x 1,000.

Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	12/16/04–2/28/05
Net investment income	$1,145
Net realized gains	31
Net unrealized losses	+ (762)
Increase in net assets from operations	**414**

Distributions Paid

Dividends from Net Investment Income

Investor Shares	33
Select Shares	+ 1,101
Total dividends from net investment income	**$1,134**

Transactions in Fund Shares

	12/16/04–2/28/05	
	SHARES	VALUE
Shares sold		
Investor Shares	1,249	$12,485
Select Shares	+ 42,316	423,048
Total shares sold	**43,565**	**$435,533**
Shares Reinvested		
Investor Shares	2	$25
Select Shares	+ 75	752
Total shares reinvested	**77**	**$777**
Shares Redeemed		
Investor Shares	(194)	($1,944)
Select Shares	+ (4,154)	(41,511)
Total shares redeemed	**(4,348)**	**($43,455)**
Net transactions in fund shares	**39,294**	**$392,855**

Shares Outstanding and Net Assets

	12/16/04–2/28/05	
	SHARES	NET ASSETS
Beginning of period	–	$ –
Total increase	+ 39,294	392,135
End of period	**39,294**	**$392,135**

Figures for shares represent shares sold plus shares reinvested minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $11.

Schwab California Short/Intermediate Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/04–2/28/05*	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00
Per-Share Data ($)						
Net asset value at beginning of period	10.63	10.57	10.66	10.51	10.22	10.09
Income from investment operations:						
Net investment income	0.16	0.31	0.32	0.34	0.40	0.39
Net realized and unrealized gains or losses	(0.13)	0.06	(0.09)	0.15	0.29	0.13
Total income from investment operations	0.03	0.37	0.23	0.49	0.69	0.52
Less distributions:						
Dividends from net investment income	(0.16)	(0.31)	(0.32)	(0.34)	(0.40)	(0.39)
Net asset value at end of period	10.50	10.63	10.57	10.66	10.51	10.22
Total return (%)	0.29[1]	3.59	2.15	4.66	6.95	5.32
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.61[2]	0.61	0.58	0.49	0.49	0.50[3]
Gross operating expenses	0.61[2]	0.61	0.60	0.66	0.67	0.71
Net investment income	3.06[2]	2.97	2.96	3.29	3.83	3.91
Portfolio turnover rate	–	17	11	17	30	42
Net assets, end of period ($ x 1,000,000)	149	164	174	184	145	124

* Unaudited.
[1] Not annualized.
[2] Annualized.
[3] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of February 28, 2005, unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

✛ Credit-enhanced security

◗ Liquidity-enhanced security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.7%	Municipal Bonds	143,482	147,398
98.7%	Total Investments	143,482	147,398
1.3%	Other Assets and Liabilities		1,935
100.0%	Net Assets		149,333

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 98.7% of net assets				
Fixed-Rate Obligations 96.8%				
California 92.5%				
Alameda County				
Refunding & Capital Projects				
✛ Certificates of Participation, Series 1998A	5.00%	12/01/06	3,480	3,633
✛ Certificates of Participation, Series 2001A	5.38%	12/01/09	5,000	5,552
✛ **Association of Bay Area Governments**				
Brandeis Hillel Day School Project				
Revenue Bonds, Series 2001	3.75%	08/01/31	4,000	4,069
✛ **Burbank Unified School District**				
Election of 1997				
General Obligation Bonds, Series C	3.00%	08/01/06	1,820	1,836
California State				
✛ Economic Recovery Bonds Series 2004A	5.25%	07/01/14	3,000	3,364
✛ Federal Highway Grant Anticipation Bonds, Series 2004A	5.00%	02/01/08	1,360	1,450
General Obligation Bonds, Series 1992	6.30%	09/01/06	2,235	2,355
✛ General Obligation Bonds, Series 1998	5.50%	12/01/11	1,665	1,891
General Obligation Bonds, Series 2001	4.00%	11/01/05	1,000	1,011
General Obligation Bonds, Series 2002	5.25%	02/01/11	3,500	3,850
✛ General Obligation Refunding Bonds, Series 2002	5.00%	02/01/12	4,000	4,401
California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/10	1,315	1,452

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California Health Facilities Finance Authority				
Kaiser Permanente				
Revenue Bonds, Series 1998B	5.00%	10/01/08	2,500	2,702
California Pollution Control Finance Authority				
Waste Management, Inc. Project				
Solid Waste Disposal Revenue Bonds, Series 2002B	4.45%	07/01/05	2,000	2,007
California State Public Works Board				
+ Energy Efficiency Refunding Revenue Bonds, Series 1998B	4.00%	09/01/06	1,155	1,179
+ *UCLA Replacement Hospitals*				
Lease Revenue Bonds, Series 2002A	4.75%	10/01/09	3,005	3,226
University of California				
Lease Refunding Revenue Bonds, Series 1998A	5.25%	12/01/07	2,000	2,137
California Statewide Communities Development Authority				
Kaiser Permanente				
Revenue Bonds, Series 2002D	4.35%	03/01/07	2,000	2,054
+ *Sherman Oaks*				
Refunding Revenue Bonds, Series 1998A	5.00%	08/01/06	2,500	2,587
+ **El Dorado County Public Agency Financing Authority**				
Revenue Bonds, Series 1996	5.60%	02/15/12	3,000	3,154
Fremont Union High School District				
Election of 1998				
General Obligation Bonds, Series 2000B	5.75%	09/01/08	1,520	1,678
Intermodal Container Transfer Facility Joint Powers Authority				
+ Refunding Revenue Bonds, Series 1999A	5.00%	11/01/08	1,210	1,305
+ Refunding Revenue Bonds, Series 1999A	5.00%	11/01/09	1,375	1,502
Long Beach				
Harbor Revenue Bonds, Series 2000A	5.50%	05/15/10	4,000	4,379
+ **Long Beach Harbor Facilities Corp.**				
Harbor Refunding Revenue Bonds, Series 1998A	5.50%	05/15/05	3,985	4,009
Los Angeles Community Redevelopment Agency				
+ Pooled Financing Refunding Revenue Bonds, Series 1998F	5.00%	09/01/07	810	858
Bunker Hill Project				
Subordinate Lien Tax Allocation Bonds, Series 2004	4.00%	03/01/10	1,950	1,968
+ **Los Angeles State Building Authority**				
California Department of General Services				
Lease Refunding Revenue Bonds, Series 1993A	5.63%	05/01/11	3,500	3,890
Los Angeles Unified School District				
Election of 1997				
General Obligation Bonds, Series 2000D	5.50%	07/01/10	4,000	4,460
Northern California Power Agency				
Geothermal Project No. 3				
Refunding Revenue Bonds, Series 1993A	5.60%	07/01/06	2,000	2,084
Oakland				
Oakland Museum				
+ Refunding Certificates of Participation, Series 2002A	5.00%	04/01/10	2,015	2,209
+ Refunding Certificates of Participation, Series 2002A	5.00%	04/01/11	1,460	1,609

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Oceanside Community Development Commission				
Vista del Ora Apartments				
Multi-Family Rental Housing Refunding				
Revenue Bonds, Series 2001A	4.45%	04/01/31	1,250	1,303
+ Orange County				
Recovery Certificates of Participation, Series 1996A	6.00%	07/01/08	3,000	3,306
+ Port of Oakland				
Revenue Bonds, Series 2000K	5.50%	11/01/08	3,000	3,240
+ Rancho California Water District Financing Authority				
Refunding Revenue Bonds, Series 1995	5.88%	11/01/10	1,500	1,567
+ Redding Joint Powers Financing Authority				
Electric System Revenue Bonds, Series 1996A	5.50%	06/01/11	2,000	2,113
Riverside				
Capital Improvement Projects				
+ Certificates of Participation, Series 2003	5.00%	09/01/14	1,470	1,617
+ Certificates of Participation, Series 2003	5.00%	09/01/15	1,545	1,688
+ Riverside County Asset Leasing Corp				
Riverside County Hospital Project				
Leasehold Revenue Bonds, Series 2003A	5.00%	06/01/09	2,555	2,766
Sacramento Finance Authority				
Refunding Revenue Bonds, Series 2002	4.50%	07/01/08	2,865	3,003
+ San Bernardino County				
Multi-Family Housing Refunding Revenue Bonds,				
Series 2001A	4.45%	05/01/31	1,300	1,397
+ San Diego Unified School District				
Election of 1998				
General Obligation Bonds, Series 2004F	5.00%	07/01/15	1,095	1,205
San Francisco Airports Commission				
San Francisco International Airport				
+ Second Series Revenue Bonds, Issue 15A	5.50%	05/01/09	2,000	2,164
+ Second Series Revenue Bonds, Issue 22	5.25%	05/01/11	3,065	3,291
San Francisco Bay Area Transit Financing Authority				
Bridge Toll Notes, Series 1999	5.00%	02/01/07	500	516
San Francisco State University				
Auxiliary Organization				
Student Housing Revenue Bonds, Series 1999	4.30%	07/01/05	540	543
Student Housing Revenue Bonds, Series 1999	5.00%	07/01/08	400	420
+ San Jose				
Airport Refunding Revenue Bonds, Series 2002B	5.00%	03/01/11	2,625	2,823
+ San Jose Redevelopment Agency				
Merged Area Redevelopment Project				
Tax Allocation Bonds, Series 2002	4.00%	08/01/10	5,000	5,256
+ Santa Clara				
Insurance Funding Bonds, Series 1987	3.25%	04/01/12	3,000	3,003
Santa Clara County Financing Authority				
Measure B				
Special Obligation Bonds, Series 2003	4.00%	08/01/05	4,000	4,029

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ *Multi-Facilities Projects*				
Lease Revenue Bonds, Series 2000B	5.50%	05/15/05	3,290	3,313
+ *VMC Facility Replacement Projects*				
Lease Revenue Bonds, Series 1994A	7.75%	11/15/10	1,000	1,233
+ **Temecula Valley Unified School District**				
General Obligation Refunding Bonds, Series 2004	6.00%	08/01/07	1,000	1,079
Vernon				
Malburg Generating Station Project				
Electric System Revenue Bonds, Series 2003C	5.00%	04/01/11	1,320	1,415
Electric System Revenue Bonds, Series 2003C	5.25%	04/01/15	1,905	2,056
				138,207
Puerto Rico 4.3%				
+ **Puerto Rico Aqueduct & Sewerage Authority**				
Refunding Bonds, Series 1995	6.00%	07/01/06	3,000	3,141
+ **Puerto Rico Electric Power Authority**				
Power Refunding Revenue Bonds, Series CC	5.50%	07/01/08	3,000	3,224
				6,365
Variable Rate Obligations 1.9%				
California 1.9%				
+ **California Department of Water Resources**				
Power Supply Revenue Bonds, Series 2002B-2	1.78%	03/01/05	250	250
+▶ **Fontana Unified School District**				
School Facility Bridge Funding Program				
Certificates of Participation, Series 2004B	3.00%	03/01/05	1,250	1,254
+ **Los Angeles**				
American Academy of Dramatic Arts				
Certificates of Participation, Series 2000A	4.70%	11/01/05	1,300	1,322
				2,826

End of investments.

Statement of
Assets and Liabilities

As of February 28, 2005; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$147,398
Receivables:	
Fund shares sold	321
Interest	1,821
Prepaid expenses	+ 2
Total assets	**149,542**

Liabilities

Payables:	
Due to custodian	8
Fund shares redeemed	45
Dividends to shareholders	107
Investment adviser and administrator fees	4
Transfer agent and shareholder service fees	3
Accrued expenses	+ 42
Total liabilities	**209**

Net Assets

Total assets	149,542
Total liabilities	− 209
Net assets	**$149,333**

Net Assets by Source

Capital received from investors	145,453
Net investment income not yet distributed	11
Net realized capital losses	(47)
Net unrealized capital gains	3,916

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$149,333		14,227		$10.50

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $143,482.

Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$−
Sales/maturities	$3,668

The fund's total security transactions with other Schwab Funds during the period were $15,283.

Federal Tax Data

Portfolio cost	$143,470

Net unrealized gains and losses:

Gains	$4,056
Losses	+ (128)
	$3,928

As of August 31, 2004:

Undistributed earnings:

Tax-exempt income	$116
Long-term capital gains	$−

Unused capital losses:
Expires 08/31 of:

2008	$28
2012	+ 10
	$38

Deferred capital losses	$22

Statement of
Operations

For September 1, 2004 through February 28, 2005; unaudited. All numbers are x 1,000.

Investment Income

Interest	**$2,865**

Net Realized Gains and Losses

Net realized gains on investments sold	**13**

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(2,020)**

Expenses

Investment adviser and administrator fees		234
Transfer agent and shareholder service fees		195
Trustees' fees		4
Custodian and portfolio accounting fees		7
Professional fees		15
Registration		1
Shareholder reports		11
Other expenses	+	9
Total expenses		**476**

Increase in Net Assets from Operations

Total investment income		2,865
Total expenses	−	476
Net investment income		**2,389**
Net realized gains		13
Net unrealized losses	+	(2,020)
Increase in net assets from operations		**$382**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the annual operating expenses (excluding interest, taxes and certain non-routine expenses) will not exceed 0.65% of the fund's average daily net assets through November 15, 2005.

These add up to a net loss on investments of $2,007.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	9/1/04–2/28/05	9/1/03–8/31/04
Net investment income	$2,389	$5,034
Net realized gains or losses	13	(47)
Net unrealized gains or losses	+ (2,020)	896
Increase in net assets from operations	**382**	**5,883**

Distributions Paid

	9/1/04–2/28/05	9/1/03–8/31/04
Dividends from net investment income	**$2,388**	**$5,029**

Transactions in Fund Shares

	9/1/04–2/28/05		9/1/03–8/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	1,095	$11,599	4,542	$48,371
Shares reinvested	159	1,678	361	3,835
Shares redeemed	+ (2,408)	(25,490)	(5,948)	(63,157)
Net transactions in fund shares	**(1,154)**	**($12,213)**	**(1,045)**	**($10,951)**

Shares Outstanding and Net Assets

	9/1/04–2/28/05		9/1/03–8/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	15,381	$163,552	16,426	$173,649
Total decrease	+ (1,154)	(14,219)	(1,045)	(10,097)
End of period	**14,227**	**$149,333**	**15,381**	**$163,552**

Unless stated, all numbers are x 1,000.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $11 and $10 for the current and prior period, respectively.

See financial notes. 71

Schwab California Long-Term Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/04–2/28/05*	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00
Per-Share Data ($)						
Net asset value at beginning of period	11.78	11.45	11.69	11.63	11.06	10.82
Income from investment operations:						
Net investment income	0.25	0.50	0.49	0.53	0.55	0.55
Net realized and unrealized gains or losses	0.06	0.33	(0.24)	0.05	0.57	0.24
Total income from investment operations	0.31	0.83	0.25	0.58	1.12	0.79
Less distributions:						
Dividends from net investment income	(0.25)	(0.50)	(0.49)	(0.52)	(0.55)	(0.55)
Distributions from net realized gains	(0.05)	–	–	–	–	–
Total distributions	(0.30)	(0.50)	(0.49)	(0.52)	(0.55)	(0.55)
Net asset value at end of period	11.79	11.78	11.45	11.69	11.63	11.06
Total return (%)	2.60[1]	7.36	2.14	5.14	10.38	7.67
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.61[2]	0.61	0.58	0.49	0.49	0.50[3]
Gross operating expenses	0.61[2]	0.61	0.60	0.64	0.65	0.69
Net investment income	4.26[2]	4.30	4.16	4.58	4.86	5.19
Portfolio turnover rate	0[1,4]	15	29	34	37	36
Net assets, end of period ($ x 1,000,000)	189	180	194	238	215	179

* Unaudited.
[1] Not annualized.
[2] Annualized.
[3] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.
[4] Portfolio turnover rate is less than 1%.

Portfolio Holdings as of February 28, 2005, unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

▲ Delayed-delivery security

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ All or a portion of this security is held as collateral for delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
101.0%	Municipal Bonds	179,226	190,396
0.0%	Other Investment Companies	79	79
101.0%	Total Investments	179,305	190,475
(1.0)%	Other Assets and Liabilities		(1,859)
100.0%	Net Assets		188,616

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 101.0% of net assets				
Fixed-Rate Obligations 97.3%				
California 97.3%				
✚ **Alameda Corridor Transportation Authority**				
Senior Lien Revenue Bonds, Series 1999A	5.13%	10/01/16	1,170	1,280
✚ **Alameda County**				
Alameda County Medical Center Project				
Certificates of Participation, Series 1998	5.38%	06/01/18	3,400	3,669
✚ **Anahiem Public Financing Authority**				
Senior Lease Revenue Bonds, Series 1997A	6.00%	09/01/24	5,000	6,058
Association of Bay Area Governments				
✚ *Brandeis Hillel Day School Project*				
Revenue Bonds, Series 2001	3.75%	08/01/31	1,700	1,729
✚ *Redevelopment Agency Pool*				
Tax Allocation Revenue Bonds, Series 1997A-%	12/15/17	1,200	1,303	
Lytton Gardens, Inc.				
Revenue Certificates of Participation, Series 1999	6.00%	02/15/30	3,000	3,201
Schools of the Sacred Heart - San Francisco				
Revenue Bonds, Series 2000A	6.45%	06/01/30	1,500	1,609

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✛ Brea Olinda Unified School District				
General Obligation Bonds, Series 1999A	5.60%	08/01/20	1,000	1,117
Burbank Public Finance Authority				
Golden State Redevelopment Project				
✛ Revenue Bonds, Series 2003A	5.25%	12/01/17	2,825	3,143
✛ Revenue Bonds, Series 2003A	5.25%	12/01/18	2,175	2,409
California State				
General Obligation Bonds, Series 2000	5.63%	05/01/18	1,000	1,123
Various Purpose General Obligation Bonds	5.25%	11/01/17	3,000	3,297
✛ *Department of Veterans Affairs*				
Home Purchase Revenue Bonds, Series 2002A	5.30%	12/01/21	5,000	5,246
California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002A	5.75%	05/01/17	3,000	3,374
California Educational Facilities Authority				
California College of Arts and Crafts				
Revenue Bonds, Series 2001	5.75%	06/01/25	1,800	1,896
Pepperdine University				
Revenue Bonds, Series 2000	5.75%	09/15/30	3,000	3,262
California Health Facilities Finance Authority				
Cedars-Sinai Medical Center				
Revenue Bonds, Series 1999A	6.13%	12/01/19	2,750	3,038
✛ *Childrens Hospital - San Diego*				
Hospital Revenue Refunding Revenue Bonds, Series 1996	5.38%	07/01/16	5,180	5,471
California Housing Finance Agency				
Multi-Unit Rental Housing Revenue Bonds II, Series 1992B	6.70%	08/01/15	865	882
California Infrastructure and Economic Development Bank				
J. David Gladstone Institutes				
Revenue Bonds, Series 2001	5.50%	10/01/19	1,250	1,367
California Public Works Board				
Department of Corrections				
Lease Revenue Bonds, Series 2003	5.50%	06/01/17	6,970	7,702
California Statewide Communities Development Authority				
✛ Collateralized Revenue Bonds, Series 2001A	7.00%	04/20/36	4,000	4,533
Cedars-Sinai Medical Center				
Hospital Revenue Certificates of Participation, Series 1992	6.50%	08/01/15	365	366
Daughters of Charity Health System				
▲ Revenue Bonds, Series 2005A	5.25%	07/01/24	1,500	1,573
▲ Revenue Bonds, Series 2005G	5.00%	07/01/22	1,000	1,035
▲ Revenue Bonds, Series 2005H	5.25%	07/01/25	1,000	1,045
■ *Internext Group*				
Certificates of Participation, Series 1999	5.38%	04/01/17	5,000	5,131
Kaiser Permanente				
Revenue Bonds, Series 2002D	4.35%	03/01/07	2,000	2,054
✛ Colton Public Finance Authority				
Special Tax Revenue Bonds, Series 1996	5.45%	09/01/19	3,020	3,204

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Contra Costa County Public Financing Authority Tax Allocation Revenue Bonds, Series 2003A	5.63%	08/01/33	5,000	5,188
East Bay Municipal Utility District *Water System* Subordinate Revenue Bonds, Series 1998	5.25%	06/01/19	2,600	2,791
+ Escondido Revenue Certificates of Participation, Series 2000A	6.00%	09/01/31	1,945	2,179
Fontana Redevelopment Agency *Jurupa Hills Redevelopment Project* Tax Allocation Refunding Bonds, Series 1997A	5.50%	10/01/19	3,500	3,682
+ Foothill-Eastern Transportation Corridor Agency Toll Road Refunding Revenue Bonds, Series 1999	5.13%	01/15/19	5,000	5,333
+ Huntington Beach *Capital Improvement Financing Project* Lease Revenue Bonds, Series 2000A	5.50%	09/01/20	1,500	1,653
+ Inglewood Redevelopment Agency *Merged Redevelopment Project* Tax Allocation Refunding Revenue Bonds, Series 1998A	5.25%	05/01/16	1,000	1,125
+ Los Angeles Municipal Improvement Corp. *Los Angeles Central Library Project* Leasehold Refunding Revenue Bonds, Series 2003A	5.25%	06/01/13	3,730	4,180
+ Lynwood Public Financing Authority *Public Capital Improvement Project* Lease Refunding Revenue Bonds, Series 2003	5.00%	09/01/18	1,000	1,083
Oakland Joint Power Financing Authority Reassessment Revenue Bonds, Series 1999	5.50%	09/02/24	990	1,060
+ Oakland Redevelopment Agency *Central District Redevelopment Project* Subordinated Tax Allocation Bonds, Series 2003	5.50%	09/01/14	1,615	1,830
+ Orange County Recovery Certificates of Participation, Series 1996A	5.70%	07/01/10	1,450	1,538
+ Port of Oakland Revenue Bonds, Series 2000K	5.75%	11/01/29	3,500	3,773
■ Riverside County Public Finance Authority *Riverside County Redevelopment Projects* Tax Allocation Revenue Bonds, Series 1997A	5.63%	10/01/33	4,905	5,057
Sacramento County Sanitation District Revenue Bonds, Series 2000A	5.88%	12/01/27	1,000	1,038
Sacramento Finance Authority				
+■ Capital Improvement Revenue Bonds, Series 1999	5.88%	12/01/29	3,000	3,365
+ Revenue Bonds, Series 2002A	5.38%	12/01/20	2,875	3,205
+ *California EPA Building Project* Lease Revenue Bonds, Series 1998A	5.25%	05/01/19	1,575	1,708
+ Salinas Valley Solid Waste Authority Revenue Bonds, Series 2002	5.13%	08/01/22	2,210	2,327

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
San Diego Redevelopment Agency				
Horton Plaza Redevelopment Project				
Subordinate Tax Allocation Bonds, Series 2000	5.80%	11/01/21	2,500	2,704
San Francisco Airports Commission				
San Francisco International Airport				
+■ Second Series Revenue Bonds, Issue 11	6.20%	05/01/05	1,500	1,525
+ Second Series Revenue Bonds, Issue 12B	5.63%	05/01/21	2,000	2,089
+ Second Series Revenue Bonds, Issue 22	5.00%	05/01/19	2,000	2,079
+ Second Series Revenue Bonds, Issue 30	5.00%	05/01/17	2,000	2,173
San Francisco Bay Area Rapid Transit				
+ Sales Tax Revenue Bonds, Series 1999	5.50%	07/01/26	1,000	1,104
+ Sales Tax Revenue Bonds, Series 1999	5.50%	07/01/34	2,500	2,761
+ San Francisco Port Commission				
Refunding Revenue Bonds, Series 2004	4.00%	07/01/08	1,200	1,249
San Francisco State University				
Auxilary Organization				
Student Housing Revenue Bonds, Series 1999	5.20%	07/01/19	1,150	1,187
+ San Luis Obispo County Finance Authority				
Lopez Dam				
Improvement Revenue Bonds, Series 2000A	5.38%	08/01/24	1,000	1,074
+■ Santa Ana Unified School District				
Election of 1999				
General Obligation Bonds, Series 2000	5.70%	08/01/29	6,000	6,692
+ Santa Clara County Financing Authority				
VMC Facility Replacement Projects				
Lease Revenue Bonds, Series 1994A	7.75%	11/15/10	1,460	1,800
+ Santa Clara Redevelopment Agency				
Bayshore North Project				
Tax Allocation Revenue Refunding Bonds, Series 1992	7.00%	07/01/10	1,500	1,696
+ South Orange County Public Financing Authority				
Special Tax Revenue Bonds, Series 1999A	5.25%	08/15/18	3,095	3,351
Stockton Community Facilities District				
Mello Roos				
Revenue Bonds, Series 1998A	5.80%	09/01/14	5,875	6,258
+ Taft City Elementary School District				
General Obligation Bonds, Series 2001A	4.90%	08/01/20	1,080	1,145
+ Tri City Hospital District				
Refunding Revenue Bonds, Series 1996A	5.63%	02/15/17	1,000	1,048
+ Truckee Public Financing Authority				
Lease Revenue Bonds, Series 2000A	5.88%	11/01/25	1,490	1,670
+ University of California				
UC Davis Medical Center				
Hospital Revenue Bonds, Series 1996	5.75%	07/01/06	500	528
+ Vallejo				
Water Improvement Project				
Refunding Revenue Bonds, Series 1996A	5.70%	05/01/16	2,000	2,113

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
West Basin Water District				
✚ Refunding Revenue Certificates of Participation, Series 2003A	5.25%	08/01/14	2,500	2,803
✚ *1992 Projects*				
Refunding Revenue Certificates of Participation, Series 1997A	5.50%	08/01/22	1,000	1,075
Whittier				
Presbyterian Intercommunity Hospital				
Revenue Bonds, Series 2002	5.60%	06/01/22	2,000	2,090
				183,446

Variable Rate Obligations 3.7%

California 3.7%

	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California State				
▸ Economic Recovery Bonds, Series 2004C-3	1.80%	03/01/05	1,900	1,900
✚ Economic Recovery Bonds Series 2004C-6	1.80%	03/01/05	900	900
✚ General Obligation Bonds, Series 2003A-2	1.80%	03/01/05	150	150
✚ **California Department of Water Resources**				
Power Supply Revenue Bonds, Series 2002B-2	1.78%	03/01/05	3,000	3,000
▸ **Orange County Sanitation District**				
Refunding Certificates of Participation, Series 2000B	1.77%	03/01/05	800	800
▸ **Southern California Metropolitan Water District**				
Water Revenue Certificates of Participation, Authorization, 2000 Series B-3	1.80%	03/01/05	200	200
				6,950

Security and Number of Shares

Other Investment Companies 0.0% of net assets

Provident Institutional Funds— **California Money Fund Portfolio** 78,970		**79**

End of investments.

Statement of
Assets and Liabilities

As of February 28, 2005; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$190,475
Receivables:	
Fund shares sold	95
Interest	2,552
Prepaid expenses	+ 2
Total assets	**193,124**

Liabilities

Payables:	
Fund shares redeemed	544
Dividends to shareholders	244
Investments bought	3,664
Investment adviser and administrator fees	5
Transfer agent and shareholder service fees	4
Accrued expenses	+ 47
Total liabilities	**4,508**

Net Assets

Total assets	193,124
Total liabilities	− 4,508
Net assets	**$188,616**

Net Assets by Source

Capital received from investors	177,192
Net investment income not yet distributed	254
Net unrealized capital gains	11,170

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$188,616		15,993		$11.79

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $179,305.

Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$5,873
Sales/maturities	$430

The fund's total security transactions with other Schwab Funds during the period were $13,400.

Federal Tax Data

Portfolio cost	$179,052
Net unrealized gains and losses:	
Gains	$11,458
Losses	+ (35)
	$11,423
As of August 31, 2004:	
Undistributed earnings:	
Tax-exempt income	$256
Ordinary income	$51
Long-term capital gains	$672
Capital loss utilized	$115

 See financial notes.

Statement of
Operations

For September 1, 2004 through February 28, 2005; unaudited. All numbers are x 1,000.

Investment Income

Interest	**$4,458**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**825**

Expenses

Investment adviser and administrator fees		275
Transfer agent and shareholder service fees		229
Trustees' fees		4
Custodian and portfolio accounting fees		8
Professional fees		15
Registration fees		2
Shareholder reports		14
Other expenses	+	9
Total expenses		**556**

Increase in Net Assets from Operations

Total investment income		4,458
Total expenses	−	556
Net investment income		**3,902**
Net unrealized gains	+	825
Increase in net assets from operations		**$4,727**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

See financial notes. 79

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

	9/1/04–2/28/05	9/1/03–8/31/04
Net investment income	$3,902	$8,065
Net realized gains	–	828
Net unrealized gains	+ 825	4,282
Increase in net assets from operations	**4,727**	**13,175**

Distributions Paid

	9/1/04–2/28/05	9/1/03–8/31/04
Dividends from net investment income	$3,864	$8,013
Distributions from net realized gains	+ 723	–
Total distributions	**$4,587**	**$8,013**

Transactions in Fund Shares

	9/1/04–2/28/05		9/1/03–8/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	1,971	$23,329	2,403	$28,163
Shares reinvested	234	2,762	452	5,275
Shares redeemed	+ (1,505)	(17,800)	(4,468)	(52,007)
Net transactions in fund shares	**700**	**$8,291**	**(1,613)**	**($18,569)**

Shares Outstanding and Net Assets

	9/1/04–2/28/05		9/1/03–8/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	15,293	$180,185	16,906	$193,592
Total increase or decrease	+ 700	8,431	(1,613)	(13,407)
End of period	**15,993**	**$188,616**	**15,293**	**$180,185**

Figures for shares represent shares sold plus shares reinvested minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $254 and $216 for the current and prior period, respectively.

 See financial notes.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Investments, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Both Schwab Tax-Free YieldPlus Fund™ and Schwab California Tax-Free YieldPlus Fund™ offer two share classes: Investor Shares and Select Shares®. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Short/Intermediate Tax-Free Bond Fund, Schwab Long-Term Tax-Free Bond Fund, California Short/Intermediate Tax-Free Bond Fund, and California Long-Term Tax-Free Bond Fund each offers one share class.

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

The Trust and Its Funds

This list shows all of the funds included in Schwab Investments. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

  Schwab 1000 Fund
  Schwab YieldPlus Fund
  Schwab Short-Term Bond Market Fund
  Schwab Total Bond Market Fund
  Schwab GNMA Fund
  Schwab Tax-Free YieldPlus Fund
  Schwab Short/Intermediate Tax-Free Bond Fund
  Schwab Long-Term Tax-Free Bond Fund
  Schwab California Tax-Free YieldPlus Fund
  Schwab California Short/Intermediate Tax-Free Bond Fund
  Schwab California Long-Term Tax-Free Bond Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are substantially equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other Schwab Funds® when practical.

When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders

each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

Bonds and notes: valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

Securities for which no quoted value is available: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees. In the determination of a fair valuation the guidelines include but are not limited to the use of analytical data, business conditions, recent trades, general and/or specific market trends and any emergency or significant events that could have a material impact on the value of the security.

Short-term securities (60 days or less to maturity): valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 52 as of 2/28/05) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust, United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc. *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Life Insurance Company. *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Assistant to the President, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset-backed securities Bond or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

average rate The average rate of interest paid annually by the fixed-income securities in a fund or portfolio.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

call An early repayment of a bond's principal by the issuer, usually done because the issuer is able to refinance its bond debt at a lower rate.

call protection A term used in reference to a bond that cannot be called by the issuer before maturity, or at least for many years from the present date. A bond that offers call protection can more reliably be expected to provide a given yield over a given number of years than a bond that could be called (assuming both bonds are of the same credit quality).

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

certificate of participation A municipal bond that is repaid from an annual budget appropriation rather than being backed by the full faith and credit of the issuer.

coupon, coupon rate The annual rate of interest paid until maturity by the issuer of a debt security.

credit quality The capacity of an issuer to make its interest and principal payments. See chart below.

credit risk The risk that a bond issuer may be unable to pay interest or principal to its bondholders.

discount rate The implied rate on a debt security that does not pay interest but is bought at a discount and redeemed at face value when it matures.

Credit Ratings

Most major bond issuers arrange with a recognized independent rating organization, such as Standard & Poor's (S&P) or Moody's Investors Service, to rate the creditworthiness of their bonds. The spectrum of these ratings is divided into two major categories: investment grade and below investment grade (sometimes called "junk bonds"). Bonds rated below investment grade range from those that are considered to have some vulnerability to default to those that appear on the brink of default or are in default.


Credit Quality
Capacity to Make Payments
Investment Grade Bonds
AAA
AA
A
BBB
Strongest
Adequate
Below Investment Grade Bonds
BB
B
CCC
CC
C
D
Somewhat speculative
Highly speculative
In default

dividend Money from earnings that is distributed to shareholders as a given amount per share.

duration A measure of a bond's sensitivity to interest rates. Calculations of duration generally take into account the investment's yield, interest payments, maturity date and call features. Like maturity, duration is expressed in years, but is more accurate than maturity in determining the effect of interest rate movements on a bond investment's price. The duration of a portfolio equals the market value weighted average of the duration of the bonds held in the portfolio.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

general obligation bonds Municipal bonds that are secured by the issuer's full faith and credit, which typically is backed by the power of the issuer to levy taxes.

interest Payments to bondholders (usually made twice a year) as compensation for loaning the bond principal to the issuer.

interest rate risk The risk that a bond's value will fluctuate if market interest rates change or are expected to change. Bond prices tend to move in the opposite direction of interest rates: when interest rates rise, bond prices tend to fall.

market risk Those elements of risk that are common to all securities in an asset class, and therefore cannot be significantly reduced by diversification within the asset class. Also known as "systematic risk."

maturity The date a bond is scheduled to be "retired" and its principal amount returned to the bondholder.

mortgage-backed securities Bond or other debt securities that represent ownership in a pool of mortgage loans.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

prepayment risk The risk that a mortgage-backed security may be paid off early, typically because interest rates have fallen and the homeowners who hold the underlying mortgages have refinanced those mortgages at lower rates. In this type of situation, the investor who held the mortgage-backed security will usually have to settle for a lower rate when reinvesting the principal.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue bonds Municipal bonds that are issued to finance public works projects and are secured by revenue generated by the project (such as water and sewer fees) rather than the full faith and credit of the issuer.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% ($4.5\% \div [1 - 0.25\%] = 6.0\%$).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

weighted average maturity For mutual funds, the maturity of all the bonds in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

yield to maturity The annualized rate of return a bondholder could expect if the bond were held to maturity. In addition to interest payments, yield to maturity also factors in any difference between a bond's current price and its principal amount, or face value.

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

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[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab® Institutional Select® Funds
   Schwab® Institutional Select® S&P 500 Fund
   Schwab® Institutional Select® Large-Cap Value Index Fund
   Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

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[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Printed on recycled paper.
REG13481-08